Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

AVENGER PARENT, INC.,

AVENGER MERGER SUB, INC.

AND

ALTUS POWER, INC.

FEBRUARY 5, 2025

CERTAIN INFORMATION HAS BEEN REDACTED FROM THIS EXHIBIT IN ACCORDANCE WITH ITEM 601(A)(6) OF REGULATION S-K DUE TO PERSONAL PRIVACY CONCERNS. INFORMATION THAT HAS BEEN SO REDACTED FROM THIS EXHIBIT HAS BEEN MARKED WITH “[***]” TO INDICATE THE OMISSION.

i

ii

Exhibit A	Form of Company Support Agreement

Exhibit B	Form of Certificate of Merger

Schedule A	Company Supporting Stockholders

Schedule B	Regulatory Approvals

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 5, 2025, is entered into by and among Altus Power, Inc., a Delaware corporation (the “Company”), Avenger Parent, Inc., a Delaware corporation (“Parent”), and Avenger Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that this Agreement and the transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation, are advisable and in the best interests of the Company and its stockholders; (ii) approved this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth in this Agreement; (iii) directed that the adoption of this Agreement be submitted to a vote of the Company’s stockholders at a meeting of the Company’s stockholders; and (iv) recommended that the Company’s stockholders vote in favor of the adoption of this Agreement and the approval of the Merger in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, each of the board of directors of Parent and the board of directors of Merger Sub have (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger; (ii) approved this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth in this Agreement; (iii) in the case of Merger Sub only, directed that the adoption of this Agreement be submitted to a vote of Parent in its capacity as Merger Sub’s sole stockholder; and (iv) in the case of Merger Sub only, recommended that Parent vote in favor of the adoption of this Agreement and the approval of the Merger in accordance with the DGCL;

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, TPG Rise Climate TI FIRPTA AIV Aggregator, L.P., a Delaware limited partnership (the “Guarantor”), has delivered to the Company a limited guaranty (the “Guaranty”), pursuant to which the Guarantor has agreed to guarantee certain of the obligations of Parent and Merger Sub hereunder;

WHEREAS, as an inducement to Parent to enter into this Agreement, concurrently with the execution of this Agreement, (i) certain existing stockholders of the Company listed on Schedule A attached hereto (collectively, the “Company Supporting Stockholders”) have each entered into a Voting and Support Agreement (the “Company Support Agreements”) substantially in the form of Exhibit A attached hereto, pursuant to which, among other things, the Company Supporting Stockholders have agreed to vote in favor of the adoption of this Agreement and approval of the Transactions, including the Merger and (ii) certain officers of the Company (collectively, the “Rollover Investors”) have entered into a Rollover Agreement (the “Rollover Agreement”), pursuant to which, among other things, the Rollover Investors have agreed to contribute to Parent, subject to the terms and conditions therein, the amount of Company Common Stock set forth therein in exchange for equity interests in Parent or one of its Affiliates that directly or indirectly owns Parent; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.01 Definitions.

(a) As used in this Agreement, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means an agreement with the Company that is executed, delivered and effective after the date hereof, containing provisions that require any counterparty thereto (and any of its affiliates and representatives named therein) that receives non-public information of or with respect to the Company or its Subsidiaries to keep such information confidential and refrain from using such information (subject to customary exceptions); provided, however, that the provisions contained therein are not materially less favorable, in the aggregate, to the Company than the terms of the Confidentiality Agreement; provided, further, that such agreement does not contain provisions that prohibit, condition or delay the Company from providing any information to Parent in accordance with Section 6.02 or that otherwise prohibit, condition or delay the Company from complying with the provisions of Section 6.02. For the avoidance of doubt, a joinder to an Acceptable Confidentiality Agreement pursuant to which a Third Party agrees to be bound by the confidentiality and use provisions of an Acceptable Confidentiality Agreement shall be an Acceptable Confidentiality Agreement.

“Acquired Companies” means, collectively, the Company and each of its Subsidiaries.

“Acquisition Proposal” means, other than the Transactions or any other proposal or offer from Parent or any of its Subsidiaries, any proposal or offer from a Third Party relating to (i) any acquisition or purchase, in a single transaction or series of related transactions, of (A) the assets of the Acquired Companies constituting fifteen percent (15%) or more of the assets of the Acquired Companies, taken as a whole (based on the fair market value thereof), or to which fifteen percent (15%) or more of the Acquired Companies’ net revenues or earnings on a consolidated basis are attributable, or (B) fifteen percent (15%) or more of the combined voting power of the Company; (ii) any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in the Exchange Act) acquiring beneficial ownership of fifteen percent (15%) or more of the combined voting power of the Company; or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, share exchange or other transaction involving the Company or any of its Subsidiaries in which a Third Party, a “group” (as defined in the Exchange Act) or their respective shareholders, if consummated, would acquire fifteen percent (15%) or more of the combined voting power of the Company or the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by Contract or otherwise, and the terms “controlling” and “controlled by” have correlative meanings to the foregoing. Notwithstanding the foregoing, (i) no direct or indirect portfolio company of any investment funds or investment vehicles affiliated, with, or managed or advised by, TPG Global, LLC, TPG Inc. or Guarantor shall be deemed or considered an Affiliate of Parent or Merger Sub, (ii) neither CBRE Group, Inc. nor any of its Affiliates shall be deemed or considered an Affiliate of the Company, (iii) neither Blackstone Asset Based Finance Advisors LP, its Affiliates, any investment funds or accounts managed, advised or sub-advised by Blackstone Asset Based Finance Advisors LP or its Affiliates, nor any portfolio company of any such investment funds or accounts shall be deemed or considered an Affiliate of the Company and (iv) in no event shall the Company or its Subsidiaries be considered an Affiliate of Parent, Merger Sub, any Guarantor or any of their respective Affiliates prior to the Effective Time.

“Anti-Corruption Laws” means all Applicable Laws relating to the prevention of corruption, bribery and money laundering, including the U.S. Foreign Corrupt Practices Act of 1977.

“APACF II Facility” means that certain Credit Agreement, dated November 10, 2023, among APACF II, LLC, as borrower, APACF II Holdings, LLC, as equity holder, Pass Equipment Co, LLC, the project companies from to time party thereto, the tax equity holdcos from time to time party thereto, U.S. Bank Trust Company, National Association, as administrative agent and collateral agent, U.S. Bank National Association, as document custodian, each lender from time to time party thereto, and Blackstone Asset Based Finance Advisors LP, as Blackstone representative for the lenders, as amended by that certain Amendment No. 1, dated as of March 26, 2024, and that certain Amendment No. 2, dated as of July 3, 2024.

“APAF II Term Loan” means that certain Financing Agreement, dated December 23, 2022, among APA Finance II, LLC, as borrower, KeyBanc Capital Markets Inc., KeyBank National Association, the Huntington National Bank and the lenders thereto.

“APAF III Term Loan” means that certain Credit Agreement, dated as of February 15, 2023, among APA Finance III Borrower, LLC, as borrower, APA Finance III Borrower Holdings, LLC, as equity holder, Blackstone Asset Based Finance Advisors LP, as Blackstone representative, U.S. Bank Trust Company, National Association, as administrative agent and collateral agent, U.S. Bank National Association, as document custodian, and the lenders party thereto from time to time, as amended by that certain Amendment No. 1, dated as of June 15, 2023, that certain Amendment No. 2, dated as of July 21, 2023, and that certain Amendment No. 3, dated as of December 20, 2023.

“APAF IV Term Loan” means that certain Credit Agreement, dated as of March 26, 2024, among APA Finance IV, LLC, as borrower, APA Finance IV Holdings, LLC, as equity holder, Blackstone Asset Based Finance Advisors LP, as Blackstone representative, U.S. Bank Trust Company, National Association, as administrative agent and collateral agent, U.S. Bank National Association, as document custodian, and the lenders party thereto from time to time.

“APAF Term Loan” means that certain Amended and Restated Credit Agreement, dated as of August 25, 2021, by and among APA Finance, LLC, as borrower, APA Finance Holdings, LLC, as equity holder, BISF Agent LLC, as administrative agent, U.S. Bank National Association, as collateral agent, paying agent and document custodian, and each lender from time to time party thereto.

“APAG Revolver” means that certain Credit Agreement, dated December 19, 2022, among APA Generation, LLC, as borrower, the several lenders from time to time parties thereto, Citibank, N.A., as the revolver administrative agent, collateral agent, letter of credit issuer and a lender, Citibank, N.A., Bank of America, N.A., JPMorgan Chase Bank, N.A., KeyBank National Association and Truist Securities, Inc., as joint lead arrangers and joint bookrunners, and the other letter of credit issuers party hereto from time to time, and Citibank, N.A., as green structuring agent, as amended by that certain Amendment No. 1, dated as of December 22, 2023.

“APAGH Term Loan” means that certain Credit Agreement, dated as of December 27, 2023, by and among APA Generation Holdings, LLC, as borrower, the lenders party thereto from time to time, including Broad Street Credit Holdings LLC and CPPIB Credit Investments III Inc., a subsidiary of Canada Pension Plan Investment Board, and Wilmington Trust, National Association, as administrative agent.

“API L/C Facility” means that certain Letter of Credit Facility Agreement, dated as of October 23, 2020, by and among the Company, as borrower, Fifth Third Bank, National Association, as administrative agent, and the lenders party thereto, as amended by that certain First Amendment and Consent Agreement, dated as of December 6, 2021.

“Applicable Law” means, with respect to any Person, any Law that is binding upon or applicable to such Person.

“Brick Standard Loan Agreement” means that certain Redevelopment Loan Agreement, between the Township of Brick, New Jersey, as lender, and Brick Standard LLC, as borrower, dated as of September 26, 2014, as amended as of August 23, 2022.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks located in New York, New York are authorized or required by Applicable Law to close.

“Class A Common Stock” means the Class A common stock, $0.0001 par value per share, of the Company.

“Class B Common Stock” means the Class B common stock, $0.0001 par value per share, of the Company.

“Code” means the U.S. Internal Revenue Code of 1986.

“Commitment Letters” means the Debt Commitment Letter and the Equity Commitment Letter.

“Company Balance Sheet” means the consolidated unaudited balance sheet of the Company as of September 30, 2024 and the notes thereto.

“Company Balance Sheet Date” means September 30, 2024.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Certificate” means the Third Amended and Restated Certificate of Incorporation of the Company.

“Company Common Stock” means the Class A Common Stock and the Class B Common Stock.

“Company Compensatory Award” means each Company PSU Award and Company RSU Award.

“Company Credit Facilities” means, collectively, the API L/C Facility, the APAF Term Loan, APAF II Term Loan, APAF III Term Loan, APAF IV Term Loan, APAGH Term Loan, APAG Revolver, APACF II Facility and the Brick Standard Loan Agreement.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent and Merger Sub in connection with the execution of this Agreement.

“Company ESPP” means the Altus Power, Inc. 2021 Employee Stock Purchase Plan, as amended or amended and restated from time to time.

“Company Fundamental Representations” means the representations and warranties made by the Company in Sections 4.01 (Corporate Existence and Power), 4.02 (Corporate Authorization), 4.04(a) (Non-Contravention), 4.05 (Capitalization), 4.07(a) (Absence of Certain Changes) and 4.23 (No Brokers).

“Company GW PSU Award” means a Company PSU Award that is earned based on the achievement of per share Class A Common Stock price goals and installed solar capacity goals.

“Company IP” means all Intellectual Property Rights owned by any Acquired Company.

“Company IT Assets” means information technology assets, computers, computer systems, servers, hardware, Software (including Company Software), firmware, middleware, websites, networks, workstations, data and telecommunication, equipment, and lines, systems and networks that are owned, leased or licensed by the Acquired Companies and used in the conduct of their businesses.

“Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development (an “Effect”), individually or in the aggregate, that (i) has or would reasonably be expected to have a material adverse effect on the results of operations or financial condition of the Acquired Companies, taken as a whole, or (ii) has prevented or materially impaired, materially interfered with or materially delayed, or would reasonably be expected to prevent or materially impair, materially interfere with or materially delay, the ability of the Company to consummate the Transactions, including the Merger; provided, however, that, for the purposes of the foregoing clause (i), in no event would any of the following, alone or in combination, be deemed to constitute, nor shall any of the following (including any Effect resulting from any of the following) be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (A) any change in Applicable Law, GAAP or any authoritative interpretation thereof; (B) general economic or business conditions in the United States or any other country or region in the world or changes therein or changes in conditions in the global economy generally; (C) general financial, credit and capital markets conditions in the United States or any other country or region in the world, including interest rates, credit ratings, inflation and currency exchange rates, and any changes therein; (D) volcanoes, tsunamis, earthquakes, hurricanes, mudslides, wildfires or other natural disasters, pandemics, epidemics or other disease outbreaks or any response of any Governmental Authority (including any requirements for business closures or “sheltering-in-place”) related to any of the foregoing, weather conditions or any other acts of God or other force majeure events, or the escalation, worsening or other changes thereof; (E) regulatory, legislative or political conditions in the United States or any other country or region in the world, acts of terrorism, the commencement, continuation or escalation of war, armed hostilities (whether or not declared) or national or international calamity, or any escalation, worsening or other changes thereof; (F) seasonal fluctuations in the business of the Acquired Companies not attributable to any change in the manner of operation of the business of the Acquired Companies; (G) general economic or business changes affecting the industries in which the Acquired Companies operate; (H) the negotiation, entry into or announcement of this Agreement or the pendency or consummation of the Transactions (including (1) the initiation of litigation by any Person with respect to this Agreement or the Transactions, (2) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Acquired Companies or (3) any loss or diminution of rights or privileges, or any creation of, increase in or acceleration of obligations, pursuant to Contract or otherwise, on the part of any Acquired Company, in each case due to the negotiation, entry into or announcement of this Agreement or the pendency or consummation of the Transactions) (it being understood that this clause (H) shall not apply to, and shall be disregarded with respect to, references to “Company Material Adverse Effect” in any representations and warranties made by the Company that are intended to address the consequences of the negotiation, execution or announcement of this Agreement or the pendency or consummation of the Transactions (including Section 4.03 and Section 4.04) or with respect to any condition to Closing to the extent such condition relates to any such representation or warranty); (I) the Company’s taking of any action (or its omission of any action) expressly required or permitted by this Agreement or requested by Parent; (J) any change in the price or trading volume of the Company’s securities or other financial instruments, in and of itself (it being understood that this clause (J) shall not prevent a determination that any Effect underlying such change has resulted in a Company Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Company Material Adverse Effect)); or (K) any failure of the Acquired Companies to meet any internal or published projections, estimates or forecasts (it being understood that this clause (K) shall not prevent a determination that any Effect underlying such failure to meet projections, estimates or forecasts has resulted in a Company Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Company Material Adverse Effect)); provided, further, that, in the case of the foregoing clauses (A), (B), (C), (D), (E) and (G), except to the extent that such Effect has a disproportionate adverse impact on the Acquired Companies (taken as a whole) relative to other businesses in the industries in which the Acquired Companies operate, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred.

“Company Owned Real Property” means each parcel of real property owned by an Acquired Company.

“Company Preferred Stock” means the preferred stock, $0.0001 par value per share, of the Company.

“Company PSU Award” means an award of restricted stock units covering shares of Company Common Stock that vests based on the achievement of performance goals (excluding, for clarity, Company RSU Awards).

“Company RSU Award” means an award of restricted stock units covering shares of Company Common Stock that vests based solely on the passage of time (excluding, for clarity, Company PSU Awards).

“Company Software” means proprietary software owned by the Acquired Companies, including any that have been, are currently or are currently intended to be, developed, sold, offered for sale, licensed (including as open source Software), distributed, supported, hosted, serviced, made available, maintained or otherwise commercialized by the Acquired Companies, or from which the Acquired Companies recognize any revenue (including revenue associated with maintenance or service agreements).

“Company Stock Plan” means the Altus Power, Inc. 2021 Omnibus Incentive Plan, as amended or amended and restated from time to time.

“Company Stock Price PSU Award” means a Company PSU Award that is earned based on the achievement of per share Class A Common Stock price goals.

“Company Termination Fee” means an amount in cash equal to $60,000,000.

“Company TSR PSU Award” means a Company PSU Award that is earned based on the achievement of relative total stockholder return goals.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of August 8, 2024, between TPG Global, LLC and the Company.

“Continuing Employees” means all employees of any Acquired Company who, as of the Closing, continue their employment with Parent, the Surviving Corporation or any of their Subsidiaries (including any Acquired Company).

“Contract” means any legally binding contract, agreement, subcontract, lease, sublease, easement, license, evidence of indebtedness, loan, debenture, note, bond, mortgage, binding bid, letter of credit, security agreement, purchase order or undertaking, whether written or oral.

“Data Security Requirements” means the following, in each case to the extent relating to any privacy, security, security breach notification requirements, or Personal Information (including the processing thereof): (i) all Applicable Laws; (ii) the Acquired Companies’ own external written policies and procedures; (iii) industry and self-regulatory standards and codes of conduct to which the Acquired Companies are bound or purport to comply with, including, if applicable, the Payment Card Industry Data Security Standard; and (iv) applicable provisions of Contracts.

“Debt Commitment Letter” means the debt commitment letter between Parent, Goldman Sachs Asset Management, L.P. and Broad Street Credit Holdings LLC (including all exhibits, annexes, schedules, term sheets and fee letters related thereto, attached thereto or contemplated thereby), [in substantially the form provided by Parent to the Company as of the date hereof or] as amended, supplemented, modified or replaced in a manner that does not materially expand the Company’s obligations under Section 7.14, pursuant to which the financial institutions party thereto have agreed, subject only to the applicable Financing Conditions, to provide or cause to be provided the debt financing set forth therein for the purposes of financing the Transactions, including (i) the payment of a portion of the Merger Consideration and RSU Consideration to which holders of Company Common Stock and Company Compensatory Awards will be entitled at the Effective Time pursuant to this Agreement, (ii) the repayment of the APAGH Term Loan and outstanding borrowings under the APAG Revolver as of the date of this Agreement, if the Other Debt Consents with respect to the same are not received at or prior to Closing, and (iii) the payment of all fees and expenses required to be paid by Parent or Merger Sub in connection with the Transactions.

“Debt Fee Letter” means that certain fee letter relating to the Debt Financing in clause (i) of the definition thereof.

“Debt Financings” means (i) the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter and (ii) the refinancing or extension of the maturity of the APAG Revolver.

“Debt Financing Documents” means the agreements, documents and certificates contemplated by the Debt Financings.

“Disclosure Letter” means the Company Disclosure Letter or the Parent Disclosure Letter, as applicable.

“Environmental Attribute” means (i) renewable energy credits associated with the generation of energy by a renewable energy facility, offsets or similar benefits, (ii) any emissions, air quality or other environmental attribute, aspect, characteristic, claim, credit, benefit, reduction, offset or allowance, howsoever entitled or designated, resulting from, attributable to or associated with the generation of the energy by a renewable energy facility or resulting from the reduction of emissions and (iii) the reporting rights related to any such attributes, aspects, characteristics, claims, credits, benefits, reductions, offsets or allowances.

“Environmental Laws” means any and all foreign, U.S. federal, state or local Laws relating to pollution, human health or safety (to the extent relating to exposure to Hazardous Substances), or the protection of the environment or natural resources, each as in effect and as interpreted as of or prior to the Closing Date, including those relating to the treatment, storage, disposal or release of, or exposure to, Hazardous Substances.

“Equity Financing” means the equity financing to be provided pursuant to the Equity Commitment Letter.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity which, together with such entity, is, or at any relevant time has been or would be, treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business.

“Ex-Im Laws” means all Applicable Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the Uyghur Forced Labor Prevention Act.

“Exchange Act” means the Securities Exchange Act of 1934.

“Expenses” means the reasonable and documented out-of-pocket fees and expenses incurred or paid by or on behalf of Parent and its Affiliates in connection with the Transactions or related to the authorization, preparation, negotiation, execution and performance of this Agreement and any other agreements, certificates, documents or other instruments contemplated by this Agreement, in each case, including all reasonable and documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants to Parent and its Affiliates; provided that the aggregate amount of Expenses reimbursable shall not exceed $8,000,000.

“FERC” means the Federal Energy Regulatory Commission.

“Financing” means the Debt Financings and the Equity Financing.

“Financing Conditions” means (i) with respect to the Debt Financing in clause (i) of the definition thereof, the conditions precedent set forth in Exhibit C to the Debt Commitment Letter and (ii) with respect to the Equity Financing, the conditions precedent to Parent and Merger Sub’s obligations under this Agreement set forth in Section 8.01 and Section 8.02 and any other conditions set forth in the Equity Commitment Letter (including Section 2 thereof) as of the date hereof.

“Financing Deliverables” means the following information and documents to be delivered in connection with the Debt Financings: (i) such information as may be necessary or customary to complete, prepare or deliver applicable disclosure schedules and certificates in connection with the Debt Financings; (ii) the Payoff Letters; and (iii) at least two (2) Business Days prior to the Closing Date, documentation and other information reasonably requested at least ten (10) Business Days prior to the Closing Date by the Financing Sources under applicable “know-your-customer” and anti-money laundering rules and regulations.

“Financing Sources” means the Persons that are party to, and have committed to provide or arrange or act as agent in respect of all or any part of the Debt Financings, including pursuant to the Debt Commitment Letter, or any additional or replacement lender, arranger, bookrunner, syndication agent or other entity acting in a similar committed capacity for the Debt Financings (but excluding, for the avoidance of doubt, Parent and Merger Sub), together with their respective Affiliates, and the respective Representatives and successors and assigns of the foregoing.

“Form 556” means a FERC Form 556, Certification of Qualifying Facility (QF) Status for a Small Power Production or Cogeneration Facility.

“FPA” means the Federal Power Act and the implementing regulations of FERC thereunder.

“Fraud” means, with respect to any Person, common law fraud under the Laws of the State of Delaware by such Person with respect to the making by such Person of the representations and warranties expressly set forth in Article IV (Representations and Warranties of the Company), Article V (Representations and Warranties of Parent and Merger Sub), the Company Closing Certificate or the Parent Closing Certificate or in any other certificate delivered pursuant to this Agreement, and not with respect to any other matters; provided that the term “Fraud” excludes claims based on constructive knowledge, equitable fraud, constructive fraud, or negligent misrepresentation or omission.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any federal, state, provincial, county, municipal, local, foreign or multinational government, governmental authority, regulatory or administrative agency, legislature, executive, governmental commission, department, board, bureau, agency or instrumentality, court, public or private arbitrator or arbitration body or panel, tribunal or any quasi-governmental or self-regulatory organization (including the NYSE and any “Regional Transmission Organization” or “Independent System Operator” as defined in 18 C.F.R. § 35.46).

“Governmental Order” means any order, judgment, injunction, decree, decision, ruling, assessment, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Substances” means any materials, substances or wastes regulated by, or for which liability or standards of conduct may be imposed pursuant to, any Environmental Law, including petroleum products or byproducts, per- and polyfluoroalkyl substances, asbestos or asbestos containing materials, polychlorinated biphenyls, toxic mold or radioactive materials.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property Rights” means all intellectual property rights of any type in any jurisdiction, including (i) intellectual property rights in inventions and improvements thereto (whether patentable or unpatentable and whether or not reduced to practice), design rights, patents, patent applications, and all continuations, divisions, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, trade names, service marks, trademark and service mark registration applications, any other indicia of source or origin, and all goodwill associated therewith, (iii) all intellectual property rights in works of authorship (whether or not copyrightable), copyrights, and all applications, registrations, and renewals thereof, (iv) internet domain name registrations, (v) trade secrets and other intellectual property rights in proprietary confidential information, and (vi) intellectual property rights in Software.

“IRS” means the United States Internal Revenue Service.

“ITC” means the energy credit under Section 48 of the Code.

“Knowledge” means, after due inquiry of all employees or other personnel in the direct reporting line of each such person, (i) with respect to the Company, the actual knowledge of those Persons listed on Section 1.01(a)(i) of the Company Disclosure Letter, and (ii) with respect to Parent and Merger Sub, the actual knowledge of those Persons listed on Section 1.01(a)(ii) of the Parent Disclosure Letter.

“Law” means any and all domestic (federal, state or local), foreign or multinational laws, including common law, statutes, rules, regulations, acts, codes, ordinances or Governmental Orders promulgated by any Governmental Authority.

“Leased Real Property” means all real property leased by any Acquired Company, as lessee, that is held primarily for use in and necessary for the business of such Acquired Company.

“Lender Protective Provisions” means Section 9.03(e), Section 10.04, Section 10.06, Section 10.07, Section 10.08, Section 10.09 and Section 10.10 of this Agreement (and any provision of this Agreement to the extent an amendment, supplement or modification of such provision would modify the substance of any of the foregoing provisions).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest, charge, license or other lien of any kind.

“Minimum Cash” means, as of any time of determination, the aggregate amount of cash and cash equivalents held by the Acquired Companies (excluding undrawn amounts under the Company Credit Facilities) as of such time of determination.

“Multiemployer Plan” means a “multiemployer plan”, as defined in Section 3(37) or 4001(a)(3) of ERISA.

“MWdc” means megawatts on a direct-current, nameplate-capacity, basis.

“NYSE” means the New York Stock Exchange or any successor exchange thereof.

“Operating Project” means any operating solar photovoltaic energy generation project or battery storage project owned or operated by the Company and its Affiliates.

“Other Debt Consents” means any and all waivers or consents (which may be effectuated in the form of an amendment or other modification) required with respect to (a) the APAG Revolver (including the Ultimate Parent Guaranty, as defined in the APAG Revolver), (b) the APAGH Term Loan or (c) the API L/C Facility, in each case as a result of the execution of this Agreement by the parties hereto and as required to effect the Transactions.

“Parent Disclosure Letter” means the disclosure letter delivered by Parent and Merger Sub to the Company in connection with the execution of this Agreement.

“Parent Termination Fee” means an amount in cash equal to $70,000,000.

“Payoff Letters” means, collectively, with respect to each of the APAGH Term Loan and the APAG Revolver, in each case to the extent the applicable Other Debt Consents have not been received at or prior to Closing, a customary payoff letter executed by the duly authorized agent or representative of the lenders and other financial institutions party thereto.

“PEO Plan” means a Plan sponsored or maintained by a professional employer organization in which Acquired Company employees participate.

“Permitted Liens” means (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established to the extent required by GAAP, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens or encumbrances arising by operation of Applicable Law that are incurred in the ordinary course of business and are not yet due and payable, or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established to the extent required by GAAP, (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security or foreign equivalents, (iv) zoning, building codes, and other land use Laws regulating the use or occupancy of Real Property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such Real Property and which are not violated by the current use and operation of such Real Property or the operation of the business of the Acquired Companies, (v) with respect to Real Property, (A) Liens disclosed on existing title reports or existing surveys made available to Parent, (B) Liens that would be shown on a title report, an accurate survey or a personal inspection of the property, (C) Liens encumbering the interest of the fee owner or any superior lessor, sublessor or sublicensor, and (D) any other non-monetary Liens which, in the case of each of the foregoing clauses (A) through (D), would not, individually or in the aggregate, interfere materially with the ordinary conduct of the business of the Acquired Companies at such Real Property, (vi) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents or incurred in the ordinary course of business since the date of the most recent quarterly report on Form 10-Q filed with the SEC by the Company and as disclosed on Section 1.01(b)(vi) of the Company Disclosure Letter, (vii) Liens to be released on or prior to the Closing Date, (viii) Liens securing indebtedness or liabilities, including Liens securing acquisition financing with respect to any applicable personal property asset, with respect to any such Liens arising after the date hereof, to the extent such indebtedness, liabilities or financings are permitted to be incurred hereunder, (ix) Liens described in Section 1.01(b)(ix) of the Company Disclosure Letter, and (x) in the case of Intellectual Property Rights, non-exclusive licenses granted in the ordinary course of business of the Acquired Companies.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Personal Information” means any data or other information that (i) identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual or (ii) is defined as “personal information,” “personal data,” “personally identifiable information,” “protected health information” or similar term under Applicable Law.

“Plan” means each (i) “employee benefit plan” as that term is defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) individual employment, individual consulting, pension, retirement, profit sharing, deferred compensation, equity option, change in control, retention, equity or equity-based compensation, equity purchase, severance pay, bonus, commission or other incentive plans, programs, Contracts, arrangements, policies or agreements, and (iii) medical, vision, dental or other health or welfare, life insurance plans, illness benefit, retiree or post-employment health or welfare, paid time off, or fringe benefit, plan, policy, program, Contract, agreement or arrangement, in each case, maintained or contributed to by the Acquired Companies, or required to be maintained or contributed to by the Acquired Companies for the benefit of any current or former employees, directors, officers or individual independent contractors or consultants of the Acquired Companies or their dependents, other than any Multiemployer Plan and any programs sponsored or maintained by a Governmental Authority.

“Proceeding” means any claim, action, suit, litigation, audit, assessment, charge, complaint, arbitration or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Project” means, as applicable, any of the projects listed on Section 1.01(c) of the Company Disclosure Letter, individually, and collectively, all of the foregoing are referred to herein as the “Projects.”

“PSU/RSU Consideration” means, collectively, the RSU Consideration and the cash amounts payable pursuant to the Post-Closing Cash Awards.

“PTC” means the energy credit under Section 45 of the Code.

“PUHCA” means the Public Utility Holding Company Act of 2005 and the implementing regulations of FERC thereunder.

“Qualifying Facility” means a “qualifying small power production facility” as defined in Section 3(17)(C) of the FPA, 16 U.S.C. § 796(17)(C), and FERC’s implementing regulations at 18 C.F.R. §§ 292.203(a) and 292.204.

“Real Property” means, collectively, the Leased Real Property and the Company Owned Real Property.

“Registered IP” means all Company IP that is registered or issued under the authority of any Governmental Authority or a domain name registrar, and applications for the foregoing.

“Related Party” means a related party within the meaning of Sections 267(b), 707(b) or 45(e)(4) of the Code.

“Representatives” means, with respect to a Person, such Person’s Affiliates and its and their respective officers, directors, managers, partners, members, principals, employees, agents, attorneys, accountants, advisors, consultants and other authorized representatives and, for purposes of Section 6.02, lenders or other debt financing sources of such Person and such Person’s Affiliates.

“Required Debt Consents” means any and all waivers or consents (which may be effectuated in the form of an amendment or other modification) required under the Company’s guaranty agreements with respect to each of the APAF III Term Loan, the APAF IV Term Loan and the APACF II Facility, in each case as a result of the execution of this Agreement by the parties hereto and as required to effect the Transactions.

“Required Information” means (i) the financial information with respect to the Company that is required to satisfy the condition precedent set forth in paragraph 3 of Exhibit C to the Debt Commitment Letter and (ii) any other pertinent information regarding the Company and its Subsidiaries necessary to complete a customary confidential information memorandum or similar marketing documents in connection with the Debt Financings.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced by the U.S. government, including those administered by the Office of Foreign Assets Control of the US Department of the Treasury or the U.S. Department of State.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission (or any successor thereto).

“Securities Act” means the Securities Act of 1933.

“Software” means all computer software, including source code, executable code, firmware, electronic databases and other electronic collections of data.

“State Commission” has the meaning set forth in 18 C.F.R. § 1.101(k).

“Subsidiary” of a Person means any other Person with respect to which the first Person (i) has the right to elect a majority of the board of directors or other governing body or Persons performing similar functions or (ii) beneficially owns more than fifty percent (50%) of the voting stock (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.

“Superior Proposal” means a bona fide written Acquisition Proposal (except the references therein to “fifteen percent (15%) or more” shall be replaced by “all or substantially all”) made by a Third Party that the Company Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, (i) is, if accepted, reasonably likely to be consummated on the terms proposed (or, alternatively, at least as likely as the Merger to be consummated), taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, breakup or termination fee or expense reimbursement provisions, the likelihood of termination, the timing of closing, the identity of the Third Party making the proposal and any other aspects or factors considered relevant by the Company Board, and (ii) taking into account such factors as the Company Board acting in a manner consistent with its fiduciary duties under Applicable Law considers to be appropriate, would result in a transaction that is more favorable from a financial point of view to the Company’s stockholders than the Transactions (if applicable, after taking into account any adjustments or revisions to the terms of this Agreement offered by Parent pursuant to Section 6.02(e) in response to such proposal).

“Tax” means any and all U.S. federal, state or local or non-U.S. taxes, including any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, conveyancing, escheat or abandoned property, gains, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit, custom duty or other similar tax, together with any interest, penalty or addition to tax imposed with respect thereto by any Governmental Authority responsible for the imposition of any such tax.

“Tax Equity Agreements” means any and all agreements, documents, instruments, certificates and other writings entered into in connection with, or relating to, the structuring, formation, financing, operation, management or ownership of a tax equity partnership, tax credit transfer or tax equity financing arrangement involving any Acquired Company, including tax equity partnership agreements, contribution agreements, lease agreements, pass-through agreements, operating agreements, financing agreements, membership interest purchase agreements, tax credit transfer agreements and guarantees, in each case, entered into to monetize tax credits under Section 45, Section 48 or Section 6418 of the Code.

“Tax Return” means any return, report, declaration, information return or other document (including schedules or attachments or supplements thereto and amendments thereof) filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of any Tax, or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Third Party” means any Person other than Parent, Merger Sub and their respective Affiliates.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other similar fees and charges incurred in connection with the consummation of the Transactions.

“Unvested Company RSU Award” means a Company RSU Award that is not a Vested Company RSU Award.

“Vested Company RSU Award” means a Company RSU Award that becomes vested pursuant to the terms governing such Company RSU Award prior to, or in connection with, the Effective Time, but that is not yet settled as of the Effective Time.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adverse Recommendation Change	6.02(c)
Agreement	Preamble
Alternative Acquisition Agreement	6.02(a)(ii)
Antitrust Laws	4.03
Book-Entry Share	3.02(a)(ii)
Canceled Shares	3.02(b)
Capitalization Date	4.05(a)
Certificate	3.02(a)(ii)
Certificate of Merger	2.02(b)
Chosen Courts	10.08
Class B Common Stock Conversion	3.01
Closing	2.01
Closing Date	2.01
COBRA	4.16(d)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	4.02(b)
Company Closing Certificate	8.02(d)
Company Financial Statements	4.06(a)

Term	Section
Company Fundamental Representations	8.02(a)(i)
Company Licenses	4.10(b)
Company Material Contract	4.09(a)
Company Parties	9.03(c)
Company SEC Documents	4.06(a)
Company Stockholder Meeting	7.02(c)
Company Support Agreements	Recitals
Company Supporting Stockholders	Recitals
Compensatory Award Fund	3.03(a)
Continuation Period	7.07(a)
Delaware Secretary of State	2.02(b)
DGCL	Recitals
Dissenting Share	3.07
DTC	3.03(d)
DTC Payment	3.03(d)
Effective Time	2.02(b)
End Date	9.01(b)
Enforceability Exceptions	4.02(a)
Enforcement Expenses	9.03(g)
Equity Commitment Letter	5.08(b)
Exchange Fund	3.03(a)
Existing Indemnification Obligations	7.04(a)
FERC 203 Approval	4.03
Guarantor	Recitals
Guaranty	Recitals
Insurance Policies	4.14
Interim Period	6.01(a)
Labor Agreement	4.09(a)(xx)
Maximum Amount	7.04(b)
Merger	Recitals
Merger Consideration	3.02(a)(i)
Merger Sub	Preamble
Non-Recourse Party	10.09
Notice of Adverse Recommendation Change	6.02(e)
Parent	Preamble
Parent Closing Certificate	8.03(c)
Parent Fundamental Representations	8.03(a)(i)
Parent Parties	9.03(e)
Paying Agent	3.03(a)
Post-Closing Cash Award	3.06(a)(ii)
Proxy Date	7.02(c)
Proxy Statement	7.02(a)
Required Company Stockholder Approval	4.21
Remedy Action	7.01(e)
Rollover Agreement	Recitals

Term	Section
Rollover Investors	Recitals
Rollover Shares	3.02(a)(i)
RSU Consideration	3.06(a)
Security Incident	4.10(f)
Specified Contractually Indemnified Person	7.04(a)
Specified Contractual Indemnification Provision	7.04(a)
Surviving Corporation	2.02(a)
Takeover Statute	4.22
Terminating Company Breach	9.01(e)
Terminating Parent Breach	9.01(f)
WARN Act	4.16(k)

Section 1.02 Definitional and Interpretative Provisions.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation,” and (vi) the word “or” shall be disjunctive but not exclusive and shall have the meaning “and/or”.

(b) The table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto (subject to the terms and conditions to the effectiveness of such amendments contained herein and therein).

(d) Words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns.

(e) Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have such meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(f) Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented and (in the case of statutes) to any rules or regulations promulgated thereunder, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date).

(g) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(h) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(i) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

(j) The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(k) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(l) Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(m) The word “party” shall, unless the context otherwise requires, be construed to mean a party to this Agreement. Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

(n) Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States.

(o) Notwithstanding anything to the contrary in this Agreement, for purposes of this Agreement, each representation and warranty in Article IV and Article V is given independent effect so that if a particular representation and warranty proves to be incorrect or is breached, the fact that another representation and warranty concerning the same or similar subject matter is correct or is not breached, whether such other representation and warranty is more general or more specific, narrower or broader or otherwise, will not affect the incorrectness or breach of such particular representation and warranty.

ARTICLE II.

THE TRANSACTION

Section 2.01 The Closing. Subject to the terms and conditions of this Agreement, the consummation of the Transactions (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 811 Main Street, Suite 3700, Houston, TX 77002, at 9:00 a.m. (Eastern time) on the date which is five (5) Business Days after the date on which all conditions set forth in Section 8.01, Section 8.02 and Section 8.03 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other time and place as Parent and the Company may mutually agree. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

Section 2.02 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, Merger Sub will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue its existence as a wholly owned subsidiary of Parent under the Laws of the State of Delaware. The Company, in its capacity as the corporation surviving the Merger, is sometimes referred to in this Agreement as the “Surviving Corporation.”

(b) Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in accordance with the applicable provisions of the DGCL a certificate of merger in the form attached hereto as Exhibit B (the “Certificate of Merger”). The Merger shall become effective at the time the Certificate of Merger has been filed with the Delaware Secretary of State or such other time as is agreed by the parties hereto and specified in the Certificate of Merger (the “Effective Time”).

(c) The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all rights, privileges, powers and franchises of the Company and Merger Sub, and all of the obligations, liabilities and duties of the Company and Merger Sub shall become the obligations, liabilities and duties of the Surviving Corporation.

(d) Subject to Section 7.04, at the Effective Time, (i) the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended and restated in its entirety in the form of the certificate of incorporation of Merger Sub immediately prior to the Effective Time, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation, and (ii) the bylaws of the Company in effect immediately prior to the Effective Time shall be amended and restated in their entirety in the form of the bylaws of Merger Sub immediately prior to the Effective Time, and as so amended and restated shall be the bylaws of the Surviving Corporation, in each case, until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation or bylaws, as the case may be.

(e) From and after the Effective Time, unless otherwise determined by Parent at least five (5) Business Days prior to the Effective Time, (i) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation and (ii) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, in each case, to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their death, resignation or removal or until their respective successors are duly elected and qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, as the case may be.

ARTICLE III.

EFFECT OF MERGER ON SECURITIES

Section 3.01 Conversion of Class B Common Stock. On the Business Day immediately prior to the Effective Time, each share of Class B Common Stock then issued and outstanding shall be automatically converted into shares of Class A Common Stock in accordance with the terms of, and subject to the limitations set forth in, the Company Certificate (such automatic conversion, the “Class B Common Stock Conversion”), and upon such conversion, each such share of Class B Common Stock shall automatically be canceled and retired and shall cease to exist, and each former holder of Class B Common Stock shall thereafter cease to have any rights with respect to such securities.

Section 3.02 Effect of Merger on Capital Stock.

(a) Conversion of Company Common Stock.

(i) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company or their respective stockholders, each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time (including, for the avoidance of doubt, Class A Common Stock issued upon the Class B Common Stock Conversion, but excluding any (A) Canceled Shares, (B) Dissenting Shares or (C) shares of Class A Common Stock contributed to Parent by the Rollover Investors (collectively, the “Rollover Shares”) prior to the Effective Time) shall be automatically converted into the right to receive an amount in cash equal to $5.00 (such amount of cash, as may be adjusted pursuant to Section 3.02(d), is hereinafter referred to as the “Merger Consideration”), payable to the holder thereof, without interest, in accordance with Section 3.03.

(ii) From and after the Effective Time, all of the shares of Class A Common Stock converted into the Merger Consideration pursuant to Section 3.02(a)(i) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate (each, a “Certificate”) and each holder of a non-certificated share of Class A Common Stock represented by book-entry (each, a “Book-Entry Share”), in each case, outstanding immediately prior to the Effective Time previously representing any such shares of Class A Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.03, the Merger Consideration, without interest.

(b) Cancellation of Company Common Stock. At the Effective Time, all shares of Company Common Stock that are owned directly by Parent, Merger Sub or any of their Subsidiaries immediately prior to the Effective Time or held in treasury of the Company (the “Canceled Shares”) shall, by virtue of the Merger, and without any action on the part of the holder thereof, automatically be canceled and retired without any conversion thereof and shall cease to exist and no payment shall be made in respect thereof. For the avoidance of doubt, notwithstanding the foregoing, all Rollover Shares contributed to Parent pursuant to the Rollover Agreement shall be governed by the terms, and subject to the conditions, set forth therein.

(c) Conversion of Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.

(d) Adjustments to Merger Consideration. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company Capital Stock shall occur by reason of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution thereon with a record date during such period, the Merger Consideration shall be equitably adjusted to provide the same economic effect as contemplated by this Agreement. Nothing in this Section 3.02(d) shall be construed to permit any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 3.03 Surrender and Payment.

(a) Prior to the Effective Time, Parent shall select a nationally recognized financial institution (the identity and terms of appointment of which shall be reasonably acceptable to the Company) to act as paying agent in the Merger (the “Paying Agent”) for the payment of the Merger Consideration in respect of each share of Class A Common Stock outstanding immediately prior to the Effective Time represented by a Certificate and each Book-Entry Share outstanding immediately prior to the Effective Time, in each case, other than the Canceled Shares and except for any Dissenting Shares. At or prior to the Effective Time, Parent shall deposit or cause to be deposited (i) with the Paying Agent, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid by the Paying Agent in accordance with this Agreement (such cash shall be referred to in this Agreement as the “Exchange Fund”), and (ii) with the Company, cash in an amount sufficient to pay the aggregate RSU Consideration in accordance with this Agreement (such cash shall be referred to in this Agreement as the “Compensatory Award Fund”). In the event the Exchange Fund or the Compensatory Award Fund shall be insufficient to make the payments in connection with the Merger contemplated by Section 3.02 or Section 3.06, respectively, Parent shall promptly deposit or cause to be deposited additional funds with the Paying Agent or the Company, as applicable, in an amount that is equal to the deficiency in the amount required to make the applicable payment. The Paying Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued pursuant to Section 3.02(a) out of the Exchange Fund. Parent shall cause the Surviving Corporation or the applicable Subsidiary to pay the RSU Consideration contemplated to be paid pursuant to Section 3.06 out of the Compensatory Award Fund. The Exchange Fund and the Compensatory Award Fund shall not be used for any other purpose.

(b) As soon as reasonably practicable after the Effective Time and in any event not later than the second (2nd) Business Day following the Effective Time, Parent will cause the Paying Agent to send to each holder of record of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented shares of Class A Common Stock (other than the Canceled Shares and except for any Dissenting Shares) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the

Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, as applicable, to the Paying Agent) in such form as Parent and the Company may reasonably agree, for use in effecting delivery of shares of Class A Common Stock to the Paying Agent, and (ii) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, as applicable, in exchange for the Merger Consideration in such form as Parent and the Company may reasonably agree.

(c) Upon the surrender of a Certificate (or affidavit of loss in lieu thereof) or a Book-Entry Share, as applicable, for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor and Parent shall cause the Paying Agent to pay in exchange therefor, as promptly as practicable (but in any event within two (2) Business Days), the Merger Consideration pursuant to the provisions of this Article III, and the Certificates or Book-Entry Shares surrendered shall forthwith be canceled. In the event of a transfer of ownership of Class A Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Paying Agent) or such Book-Entry Share shall be properly transferred. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate or Book-Entry Share.

(d) Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that, to the extent possible, (i) if the Closing occurs at or prior to 2:00 p.m. (Eastern time) on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash in immediately available funds equal to the number of shares of Class A Common Stock held of record by DTC or such nominee immediately prior to the Effective Time multiplied by the Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 2:00 p.m. (Eastern time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first (1st) Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(e) If any cash payment is to be made to a Person other than the Person in whose name the applicable surrendered Certificate or Book-Entry Share is registered, it shall be a condition of such payment that the Person requesting such payment shall pay, or cause to be paid, any Transfer Taxes required by reason of the making of such cash payment to a Person other than the registered holder of the surrendered Certificate or Book-Entry Share or shall establish to the reasonable satisfaction of the Paying Agent that such Taxes have been paid or are not payable.

(f) After the Effective Time, there shall be no further registration of transfers of shares of Class A Common Stock. From and after the Effective Time, the holders of Certificates or Book-Entry Shares representing shares of Class A Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Class A Common Stock, except as otherwise provided in this Agreement or by Applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Paying Agent, the Surviving Corporation or Parent, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article III.

(g) Any portion of the Exchange Fund (including any interest and other income received by the Paying Agent in respect of all such funds) that remains unclaimed by the holders of shares of Class A Common Stock after the date which is one (1) year following the Effective Time shall be returned to Parent (or its designee as directed by Parent) upon Parent’s demand. Any holder of shares of Class A Common Stock who has not exchanged his, her or its Certificates or Book-Entry Shares in accordance with this Section 3.03 prior to that time shall thereafter look only to the Surviving Corporation for delivery of the Merger Consideration in respect of such holder’s Certificates or Book-Entry Shares. Parent shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Certificates or Book-Entry Shares for the Merger Consideration. Notwithstanding the foregoing, none of Parent, the Company or the Surviving Corporation, nor any employee, officer, partner, director, manager, agent or Affiliate of the foregoing, shall be liable to any Person, including any holder of shares of Class A Common Stock or Company Compensatory Awards, including for any Merger Consideration or PSU/RSU Consideration that is required to be delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund or Compensatory Award Fund remaining unclaimed as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority will, to the extent permitted by Law, become the property of Parent, free and clear of all or any claims or interest of any Person previously entitled thereto.

(h) The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this Article III, and following any losses, Parent shall promptly provide additional funds to the Paying Agent to ensure the Exchange Fund is at a level sufficient for the Paying Agent to pay the aggregate remaining cash payments to be paid by the Paying Agent as contemplated by this Article III, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America. Any interest or income produced by such investments will be payable to Parent or its designee as directed by Parent.

(i) All Merger Consideration and PSU/RSU Consideration issued or paid upon conversion of the Class A Common Stock (including, for the avoidance of doubt, Class A Common Stock issued upon the Class B Common Stock Conversion), the Company PSU Awards or the Company RSU Awards, as applicable, in accordance with the terms of this Agreement, shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Class A Common Stock, Company PSU Awards or Company RSU Awards, as the case may be.

Section 3.04 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the shares of Class A Common Stock represented by such Certificate as contemplated by this Article III.

Section 3.05 Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation, its Subsidiaries and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement, including consideration payable to any holder or former holder of Company Compensatory Awards, such amounts as it is required to deduct and withhold with respect to the making of such payment pursuant to the Code or under any provision of federal, state, local or foreign Tax Law. Parent, Merger Sub, the Surviving Corporation and the Paying Agent, as the case may be, shall use commercially reasonable efforts to cooperate with the Company to minimize or eliminate such deduction or withholding to the extent permitted by Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority by Parent, Merger Sub, the Surviving Corporation, its Subsidiaries or the Paying Agent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.06 Treatment of Company Compensatory Awards; Company ESPP.

(a) Company RSU Awards. Except as otherwise agreed upon in writing between the holder and Parent prior to the Effective Time, effective as of immediately prior to the Effective Time:

(i) each Vested Company RSU Award that remains outstanding immediately prior thereto shall by virtue of the Merger automatically and without any action on the part of Parent, Merger Sub, the Company or the holders thereof, be canceled and terminated as of immediately prior to the Effective Time and converted into the right to receive an amount in cash (without interest), if any, equal to the product obtained by multiplying (A) the aggregate number of shares of Class A Common Stock underlying such Vested Company RSU Award by (B) the Merger Consideration, less any applicable withholding Taxes (the “RSU Consideration”). Parent shall cause the RSU Consideration to be paid to each holder of such Vested Company RSU Award through the payroll system of the Surviving Corporation or the applicable Subsidiary as soon as practicable following the Closing Date (and in no event later than the next regularly scheduled payroll run of the Surviving Corporation or the applicable Subsidiary that occurs at least five (5) Business Days following the Closing); and

(ii) each Unvested Company RSU Award that remains outstanding immediately prior thereto shall by virtue of the Merger automatically and without any action on the part of Parent, Merger Sub, the Company or the holders thereof, be canceled and terminated as of immediately prior to the Effective Time and converted into the right to receive an amount in cash (without interest) (a “Post-Closing Cash Award”), if any, equal to the product obtained by multiplying (A) the aggregate number of shares of Class A Common Stock underlying such Unvested Company RSU Award by (B) the Merger Consideration, less any applicable withholding Taxes. Such Post-Closing Cash Award shall vest and become payable pursuant to the same vesting schedule applicable to the Unvested Company RSU Award from which it was converted (subject to earlier vesting and payment pursuant to any accelerated vesting terms applicable to the original

Unvested Company RSU Award), subject to the holder’s continued employment with Parent and its Subsidiaries (including the Surviving Corporation) through the applicable vesting date. Parent shall cause the Post-Closing Cash Award to be paid to each holder of such Post-Closing Cash Award through the payroll system of the Surviving Corporation or the applicable Subsidiary as soon as practicable following the date on which such payment becomes due (and in no event later than the next regularly scheduled payroll run of the Surviving Corporation or the applicable Subsidiary that occurs at least five (5) Business Days following such date).

(b) Company PSU Awards. Except as otherwise agreed upon in writing between the holder and Parent prior to the Effective Time, effective as of immediately prior to the Effective Time:

(i) each Company Stock Price PSU Award that remains outstanding immediately prior thereto shall by virtue of the Merger automatically and without any action on the part of Parent, Merger Sub, the Company or the holders thereof, be canceled and terminated as of immediately prior to the Effective Time for no consideration;

(ii) each Company TSR PSU Award that remains outstanding immediately prior thereto shall by virtue of the Merger automatically and without any action on the part of Parent, Merger Sub, the Company or the holders thereof, be canceled and terminated as of immediately prior to the Effective Time and converted into a Post-Closing Cash Award, if any, equal to the product obtained by multiplying (A) the aggregate number of shares of Class A Common Stock underlying such Company PSU Award (with the Merger Consideration used to determine the Company’s percentile rank relative to the applicable peer groups and such performance-based goals deemed to be achieved based on such relative percentile rank as of the date of this Agreement) by (B) the Merger Consideration. Such Post-Closing Cash Award shall vest and become payable pursuant to the same time-vesting schedule applicable to the Company TSR PSU Award from which it was converted (subject to earlier vesting and payment pursuant to any accelerated vesting terms applicable to the original Company TSR PSU Award), subject to the holder’s continued employment with Parent and its Subsidiaries (including the Surviving Corporation) through the applicable vesting date. Parent shall cause the Post-Closing Cash Award to be paid to each holder of such Post-Closing Cash Award, less any applicable withholding Taxes, through the payroll system of the Surviving Corporation or the applicable Subsidiary as soon as practicable following the date on which such payment becomes due (and in no event later than the next regularly scheduled payroll run of the Surviving Corporation or the applicable Subsidiary occurring at least five (5) Business Days following such date); and

(iii) each Company GW PSU Award that remains outstanding immediately prior thereto shall by virtue of the Merger automatically and without any action on the part of Parent, Merger Sub, the Company or the holders thereof, be canceled and terminated as of immediately prior to the Effective Time and converted into a Post-Closing Cash Award, if any, equal to the product obtained by multiplying (A) the aggregate number of shares of Class A Common Stock underlying such Company PSU Award (with any per share stock price performance-based goals deemed to be achieved based on the Merger Consideration) by (B) the Merger Consideration. Such Post-Closing Cash Award shall vest and become payable pursuant to the same time-vesting schedule and based on the achievement of the same installed solar capacity goals applicable to the Company GW PSU Award from which it was converted (subject to earlier vesting and payment pursuant to any accelerated vesting terms applicable to the original Company GW PSU Award), subject to the holder’s continued employment with Parent and its Subsidiaries (including the Surviving Corporation) through the applicable vesting date. Parent shall cause the Post-Closing Cash Award to be paid to each holder of such Post-Closing Cash Award, less any applicable withholding Taxes, through the payroll system of the Surviving Corporation or the applicable Subsidiary as soon as practicable following the date on which such payment becomes due (and in no event later than the next regularly scheduled payroll run of the Surviving Corporation or the applicable Subsidiary occurring at least five (5) Business Days following such date).

(c) Company ESPP. Prior to the Effective Time, the Company shall take all actions with respect to the Company ESPP that are necessary or desirable to provide that subject to the consummation of the Merger, the Company ESPP shall terminate effective immediately prior to the Effective Time. The Company shall take all actions as are required to ensure that, following the date of this Agreement, no offering period shall commence and no individual shall be permitted to enroll in the Company ESPP during the period from the date of this Agreement through the Effective Time.

(d) Section 409A. Notwithstanding anything to the contrary contained in this Agreement, to the extent that any payment in respect of any Company Compensatory Award constitutes “nonqualified deferred compensation” subject to Section 409A of the Code, any payment contemplated hereby with respect to such award shall be made on the applicable settlement date for such Company Compensatory Award in accordance with the applicable award’s terms to the extent required in order to comply with Section 409A of the Code.

(e) Required Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering any Plan) shall take all such actions as are necessary to (i) approve and effectuate the foregoing provisions of this Section 3.06 and (ii) subject to the consummation of the Merger, terminate the Company Stock Plan, effective as of the Effective Time, including making any determinations or adopting resolutions of the Company Board or a committee thereof or any administrator of a Plan as may be necessary.

Section 3.07 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, with respect to each share of Company Common Stock held by a holder who has not voted in favor of the adoption of this Agreement and who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL and has not effectively withdrawn or lost its rights to appraisal (each such share, a “Dissenting Share”), if any, such Dissenting Shares shall not be converted into a right to receive any portion of the Merger Consideration and the holders thereof shall be entitled to such rights as are granted by Section 262 of the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Section 262 of the DGCL shall receive payment therefor from the Surviving Corporation in accordance with the DGCL; provided, however, that (x) if any holder of Dissenting Shares, under the circumstances permitted by and in accordance with the DGCL, affirmatively withdraws or loses (through failure to perfect or otherwise) the right to dissent or its right for appraisal of such Dissenting Shares, (y) if any holder of Dissenting Shares fails to establish his, her or its entitlement to appraisal rights as provided in the DGCL or (z) if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares of

Company Common Stock and such shares of Company Common Stock shall thereupon cease to constitute Dissenting Shares, and each such share of Company Common Stock shall, to the fullest extent permitted by Applicable Law, thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Merger Consideration in accordance with this Article III. The Company will give Parent prompt notice of all written demands received by the Company pursuant to Section 262 of the DGCL, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal in accordance with Section 262 of the DGCL, and the Company will provide Parent the opportunity to participate in all negotiations and proceedings with respect to all such demands. The Company will not make any payment with respect to any demands for appraisal or settle or offer or agree to settle any such demands for appraisal without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 3.03 to pay for shares of Company Common Stock for which appraisal rights have been perfected shall be returned to Parent (or its designee as directed by Parent) on demand.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) subject to the terms of Section 10.05, as set forth in the Company Disclosure Letter or (b) as disclosed in the publicly available Company SEC Documents filed with or furnished to the SEC on or after January 1, 2022 but prior to the date of this Agreement (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward Looking Statements”, qualitative disclosures in any “Qualitative and Quantitative Disclosures About Market Risk” and any other statements that are predictive, cautionary or forward-looking in nature), provided, that nothing disclosed in the Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 4.05, the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.01 Corporate Existence and Power.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has all corporate power and authority required to own, lease and operate its assets and carry on its business as currently conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole. The Company is duly qualified to do business as a foreign corporation and, where such concept is recognized, is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a Company Material Adverse Effect.

(b) Each of the Subsidiaries of the Company (i) has been duly organized and is validly existing and, where such concept is recognized, in good standing under the Applicable Laws of the jurisdiction of its organization; (ii) is duly qualified to do business and, where such concept is recognized, is in good standing as a foreign entity in all jurisdictions in which the conduct of its business or the activities in which it is engaged makes such licensing or qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a Company Material Adverse Effect; and (iii) has all corporate power and authority required to carry on its business as currently conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole.

Section 4.02 Corporate Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Company Support Agreements, to perform its obligations hereunder and thereunder and, subject, in the case of the Merger, to the receipt of the Required Company Stockholder Approval, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the Company Support Agreements have been duly and validly authorized by all necessary corporate action on the part of the Company Board, subject, in the case of the Merger, to the receipt of the Required Company Stockholder Approval, and no other vote or corporate proceedings on the part of the Company or its stockholders are necessary to authorize the execution and delivery of this Agreement or for the Company to consummate the Transactions (other than, with respect to the Merger, the filing of the Certificate of Merger with the Delaware Secretary of State). This Agreement and the Company Support Agreements have been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by of the other parties to this Agreement and the Company Support Agreements, constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and (ii) the availability of remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought (collectively, the “Enforceability Exceptions”).

(b) The Company Board has duly adopted resolutions (i) determining this Agreement and the Transactions, including the Merger, are advisable and in the best interests of the Company and its stockholders, (ii) approving this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (iii) directing that the adoption of this Agreement be submitted to a vote of the Company’s stockholders at the Company Stockholder Meeting and (iv) recommending that the Company’s stockholders vote in favor of the adoption of this Agreement and the approval of the Merger in accordance with the DGCL (such recommendation, the “Company Board Recommendation”).

Section 4.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no consent, waiver, permit, approval or authorization of, filing or registration with or notice to, any Governmental Authority other than (a) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business, (b) compliance with and filings or notifications under any applicable requirements of the HSR Act and any other competition, antitrust, merger control or investment (including foreign direct investment) Laws (together with the HSR Act, “Antitrust Laws”) as set forth on Section 4.03 of the Company

Disclosure Letter, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (d) such other items required solely by reason of the participation of Parent or Merger Sub in the Transactions, (e) compliance with any applicable rules of the NYSE, (f) as required pursuant to Section 203 of the FPA (the “FERC 203 Approval”), and (g) where failure to take any such actions or filings would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.04 Non-Contravention. Except as set forth on Section 4.04 of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement, the consummation by the Company of the Transactions and the compliance by the Company with any of the provisions of this Agreement do not and will not (a) contravene, conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws (or comparable organizational documents) of the Company or any of its Subsidiaries, (b) assuming that the consents, approvals, authorizations and filings referred to in Section 4.03 have been obtained or made, any applicable waiting periods referred to therein have terminated or expired and any condition precedent to any such consent has been satisfied or waived, and subject to obtaining the Required Company Stockholder Approval, contravene, conflict with or result in a violation or breach of any Applicable Law, or (c) assuming that the consents, approvals, authorizations and filings referred to in Section 4.03 have been obtained or made, any applicable waiting periods referred to therein have terminated or expired and any condition precedent to any such consent has been satisfied or waived, and subject to obtaining the Required Company Stockholder Approval, require any consent by any Person under, constitute a material default, or an event that, with or without notice or lapse of time or both, would constitute a material default, under, or cause or permit the termination, cancellation, repayment, acceleration or other material change of any right or obligation or the loss of any material benefit to which the Company or any of its Subsidiaries is entitled under, or give rise to any right of first refusal or preemptive right, tag-along, transfer or similar right of any party under, any Company Material Contract.

Section 4.05 Capitalization; Subsidiaries.

(a) As of the close of business on February 5, 2025 (the “Capitalization Date”), (i) the authorized capital stock of the Company consists of (A) 988,591,250 shares of Class A Common Stock, (B) 1,408,750 shares of Class B Common Stock and (C) 10,000,000 shares of Company Preferred Stock and (ii) there were outstanding (A) 159,999,752 shares of Class A Common Stock, (B) 796,950 shares of Class B Common Stock, (C) zero shares of Company Preferred Stock, (D) Company RSU Awards covering an aggregate of 5,201,593 shares of Company Common Stock and (E) Company PSU Awards covering an aggregate of 4,184,904 shares of Company Common Stock (assuming that applicable performance goals are achieved at “target” levels).

(b) As of the Capitalization Date, (i) 21,606,138 shares of Class A Common Stock under the Company Stock Plan remain available for issuance pursuant to the Company Stock Plan and (ii) 4,622,020 shares of Class A Common Stock under the Company ESPP remain available for issuance pursuant to the Company ESPP. As of the date of this Agreement, no offering period is in effect and no individuals are enrolled in the Company ESPP. All outstanding shares of Class A Common Stock have been, and all shares that may be issued pursuant to the Company Stock

Plan and the Class B Common Stock Conversion will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid and nonassessable and are not or will not be subject to any preemptive or similar rights. Section 4.05(b) of the Company Disclosure Letter contains, as of the Capitalization Date, a complete and correct list of each outstanding Company PSU Award and Company RSU Award, including the holder, date of grant, the number of shares of Class A Common Stock subject to such Company Compensatory Award as of the date of this Agreement (with Company PSU Awards disclosed assuming that applicable performance goals are achieved at “target” levels), vesting commencement date, vesting schedule and acceleration provisions (including whether the Company PSU Award is a Company TSR PSU Award, Company GW PSU Award or Company Stock Price PSU Award).

(c) Except as provided in Section 4.05(a) and for changes since the Capitalization Date resulting from the vesting, settlement or other conversion to Class A Common Stock of Company Compensatory Awards outstanding on such date or granted after the date of this Agreement in accordance with the terms of this Agreement or pursuant to the Class B Common Stock Conversion, there are no outstanding (i) shares of capital stock, voting securities or other equity interests of the Company, (ii) securities of the Company convertible into or exchangeable or measured by reference to the value of for shares of capital stock, voting securities or other equity interests of the Company or (iii) options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or other equity interests, or securities convertible into or exchangeable for capital stock, voting securities or other equity interests of the Company.

(d) Each Subsidiary of the Company on the date hereof is listed on Section 4.05(d) of the Company Disclosure Letter. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any (i) interests in a joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person.

(e) All outstanding shares of capital stock of, voting securities of and other equity interests in each of the Subsidiaries of the Company are and have been validly issued, fully paid (to the extent required under the applicable governing documents) and nonassessable, and all such shares, voting interests or other equity interests are owned, directly or indirectly, by the Company free and clear of any Liens (other than Permitted Liens) and are not subject to any preemptive or similar rights (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests). No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or other agreements calling for it to issue, deliver or sell, or cause to be issued, delivered or sold any of its equity securities or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or other similar agreements (except, in each case, to or with the Company or any of its Subsidiaries). There are no outstanding contractual obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any of its capital stock or other equity interests.

(f) Except for the Company Support Agreements and as set forth on Section 4.05(f) of the Company Disclosure Letter, there are no stockholder agreements, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of the Company or any of its Subsidiaries. No Subsidiary of the Company owns any shares of Class A Common Stock or any other shares of Company Capital Stock.

Section 4.06 Company SEC Documents; Company Financial Statements; Disclosure Controls.

(a) Since December 31, 2022, the Company has timely filed with or otherwise furnished to (as applicable) the SEC all forms, documents and reports required to be filed or furnished by it with the SEC (such forms, documents and reports so filed or furnished by the Company or any of its Subsidiaries with the SEC since such date, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of its filing date, or, if amended, as of the date of the last such amendment, each Company SEC Document complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder applicable to such Company SEC Document, and none of the Company SEC Documents at the time they were filed or furnished contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading (or, in the case of a Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements made therein not misleading); provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (collectively, the “Company Financial Statements”) (i) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and (ii) fairly present in all material respects the consolidated financial position and the consolidated statement of income, cash flows and shareholders’ equity of the Company and its consolidated Subsidiaries as of the dates and for the periods referred to therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments, to the absence of notes and to any other adjustments described therein, including in any notes thereto). To the Knowledge of the Company, none of the Company SEC Documents are subject to ongoing SEC review or an outstanding SEC investigation and there are no unresolved comments received from the SEC with respect to any of the Company SEC Documents, or any resolved comments from the SEC that have not yet been reflected in the Company SEC Documents.

(b) The Acquired Companies have established and maintain “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rules 13a-15 and 15d-15 of the Exchange Act) as required by Rules 13a-15 and 15d-15 promulgated under the Exchange Act. Such disclosure controls and procedures (i) have been designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure, (ii) are sufficient to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (iii) have been designed and maintained to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company Financial Statements for external purposes in accordance with GAAP. There (x) is no significant deficiency or material weakness in the design or operation of the internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) utilized by the Company or its Subsidiaries, (y) is not, and since January 1, 2023, has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, and (z) is not, and since January 1, 2023, there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries. The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

Section 4.07 Absence of Certain Changes. From December 31, 2023 until and including the date of this Agreement, except as set forth on Section 4.07 of the Company Disclosure Letter, (a) a Company Material Adverse Effect has not occurred, and (b) the business of the Acquired Companies has been conducted, in all material respects, in the ordinary course consistent with past practice and with modifications to past practice as publicly announced in the Company SEC Documents or otherwise disclosed to Parent prior to the date of this Agreement. Since the Company Balance Sheet Date, except as set forth on Section 4.07 of the Company Disclosure Letter, no Acquired Company has taken or omitted to take any action that would have constituted a breach of the covenants set forth in clauses (i) (solely with respect to the Company), (ii), (iii), (iv), (v), (vii), (viii), (x), (xi), (xii), (xiii), (xvii) and (xviii) of Section 6.01(b) or required Parent’s consent to take (or omit to take) such action had such clauses of Section 6.01(b) been in effect from and after the Company Balance Sheet Date.

Section 4.08 No Undisclosed Liabilities. There is no liability, debt or obligation of or claim against an Acquired Company of a type required to be reflected or reserved for on a consolidated balance sheet prepared in accordance with GAAP or disclosed in the notes thereto, except for liabilities and obligations (a) reflected, disclosed or reserved for on the Company Balance Sheet or disclosed in the notes thereto included in the Company SEC Documents, (b) that have arisen since the Company Balance Sheet Date in the ordinary course of the operation of business of the Acquired Companies (none of which is a liability relating to or arising from breach of Contract, tort, violation of Law or infringement or misappropriation or a claim or lawsuit or an environmental liability), (c) incurred in connection with this Agreement or the Transactions, (d) which have been discharged or paid, (e) disclosed in Section 4.08 of the Company Disclosure Letter or (f) which has not had, and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.09 Company Material Contracts.

(a) Section 4.09(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of each Contract, excluding any Plans, to which an Acquired Company is a party, and which falls within any of the following categories:

(i) any joint venture or partnership agreement that is material to the operation of the Acquired Companies, taken as a whole;

(ii) Contracts (other than (A) purchase orders and statements of work and (B) Contracts of the type (without giving effect to dollar thresholds) described in other clauses of this Section 4.09(a)) with any Person that the Acquired Companies reasonably expect will involve annual payments by or to the Acquired Companies in excess of $10,000,000;

(iii) any Contract for the sale of electric energy, capacity, other power attributes, ancillary services, or renewable energy credits, or that otherwise provides revenue certainty, including any hedging arrangements, revenue puts or collars, with respect to any solar photovoltaic project or battery energy storage system, in each case, in excess of (individually) $2,000,000 per annum;

(iv) any Contract for electrical interconnection entered into in connection with any Project with generation capacity of at least 7 MWdc;

(v) each operation and maintenance, engineering, procurement and construction, or administration and management Contract in respect of a solar photovoltaic project or battery energy storage system, in each case, in excess of (individually) $10,000,000 per annum for projects that are still active or pending or in excess of $10,000,000 during the twelve (12) month period ended December 31, 2024;

(vi) any construction Contract that provides for any spend in excess of $10,000,000 after the date of this Agreement;

(vii) any Contract with any supplier, vendor or subcontractor for components or to provide services for integration or other manufacturing to which the Acquired Companies had aggregate payment obligations in excess of $10,000,000 during the twelve (12) month period ended December 31, 2024;

(viii) any Contract with any Governmental Authority associated with any Project with generation capacity of at least 3 MWdc;

(ix) any Contract relating to indebtedness for borrowed money or any financial guaranty, surety or other Contract under which any Acquired Company (A) has created, incurred, assumed or guaranteed any other Person’s indebtedness, (B) has the right to draw upon credit that has been extended for indebtedness or (C) has granted a Lien on its assets, whether tangible or intangible, to secure any indebtedness, in each case, in excess of $10,000,000 individually;

(x) any Contract that (A) requires any Acquired Company to conduct any business on a “most favored nations” basis with any Third Party or (B) provides for “exclusivity” or any similar requirement in favor of any Third Party, except in the case of each of clauses (A) and (B), for such restrictions, requirements and provisions that are not material to the Company and its Subsidiaries;

(xi) any Contract that (A) purports to limit in any material respect either the type of business in which the Company or any of its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) may engage or the locations in which any of them may so engage in any business, (B) requires the disposition of any material assets or line of business of the Company or any of its Subsidiaries for less than fair market value (or, after the Effective Time, Parent or its Subsidiaries), or (C) otherwise contains a restrictive covenant agreement (other than a confidentiality agreement), exclusivity agreement or a “most favored nation” provision with respect to any Person;

(xii) any Contract that would reasonably be expected to require the disposition of any assets or line of business of the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) for which the aggregate consideration (or the fair market value of such consideration, if non-cash) exceeds $10,000,000;

(xiii) any Contract involving the pending acquisition, sale or other disposition of any assets, business entity or division of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or assets of such Person or by any other manner) for which the aggregate consideration (or the fair market value of such consideration, if non-cash) exceeds $10,000,000;

(xiv) any Contract relating to an acquisition, divestiture, merger or similar transaction that has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations on an Acquired Company pursuant to which an Acquired Company reasonably expects that it is required to pay total consideration in excess of $10,000,000;

(xv) Contracts for Leased Real Property involving annual payments equal to or exceeding $350,000 per annum as of the date of this Agreement;

(xvi) any Contract between or among any Acquired Company, on the one hand, and any current or former directors, executive officers (as such term is defined in the Exchange Act) or any beneficial owner of five percent (5%) or more of any class of Company Capital Stock (other than the Company) or any Affiliate of the foregoing, on the other hand, in excess of $120,000;

(xvii) any indemnification agreement or other Contract providing any Existing Indemnification Obligations (excluding, for the avoidance of doubt, the Acquired Companies’ certificates of incorporation, bylaws or other organizational documents), in each case, between or among any Acquired Company, on the one hand, and any current or former director, officer or employee of an Acquired Company, on the other hand;

(xviii) any Contract that by its terms limits the payment of dividends or other distributions to shareholders by the Company or any Subsidiary of the Company;

(xix) the Tax Equity Agreements associated with any transaction pursuant to which an Acquired Company received or reasonably expects to receive payments, or has potential indemnification or other obligations, in each case, in excess of $10,000,000 individually;

(xx) any collective bargaining agreement or other Contract with a union, works council, labor organization, or other employee representative (each, a “Labor Agreement”);

(xxi) each Contract that is a settlement, conciliation or similar agreement with any Person or any Governmental Authority or pursuant to which the Company or any of its Subsidiaries will have any material outstanding obligation after the date of this Agreement;

(xxii) any Contract (A) providing for the licensing of material Intellectual Property Rights from or to an Acquired Company (whether as licensee or licensor), (B) primarily relating to the development of material Intellectual Property Rights (other than Intellectual Property Rights assignment agreements entered into with employees and contractors in the ordinary course of business) or (C) restricting an Acquired Company’s ability to use, license or enforce any material Intellectual Property Rights owned by such Acquired Company including consent-to-use, covenant-not-to-sue, coexistence, concurrent use, or settlement agreements; excluding, in each case, non-exclusive licenses granted by any Acquired Company to customers or end-users in the ordinary course of business, and licenses for unmodified, commercial software with aggregate license fee or annual payments of less than $250,000;

(xxiii) (A) any other “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) or (B) other Contract filed as an exhibit to any Company SEC Document; and

(xxiv) any legally binding commitment to enter into any of the Contracts of the type described in this Section 4.09(a).

Each Contract of the type described in this Section 4.09(a), other than this Agreement, is referred to herein as a “Company Material Contract.” True and complete copies of each Company Material Contract, as of the date of this Agreement, have been made available by the Company to Parent, or publicly filed with the SEC.

(b) As of the date of this Agreement, except as set forth on Section 4.09(b) of the Company Disclosure Letter, (i) each Company Material Contract is a valid, binding and enforceable obligation of the Company or one of its Subsidiaries and, to the Knowledge of the Company, of the other party or parties thereto, in accordance with its terms, subject to the Enforceability Exceptions; (ii) each Company Material Contract is in full force and effect, except to the extent any Company Material Contract expires or terminates in accordance with its terms in the ordinary course of business; (iii) there are no disputes pending or, to the Knowledge of the Company, threatened with respect to any Company Material Contract and none of the Company or any of its Subsidiaries has received written notice of any violation or default under any Company Material Contract or any written notice of the intention of any other party to any Company Material Contract to terminate any such Company Material Contract for default, convenience or otherwise and, to the Knowledge of the Company, no party is threatening to do so; (iv) each Acquired Company has in all material respects performed all obligations required to be performed by it under each Company Material Contract; and (v) no counterparty to a Tax Equity Agreement has made a claim or demand, or to the Knowledge of the Company, threatened to make a claim or demand, for (A) indemnification, (B) payment under a guarantee, (C) diversion of distributions otherwise payable to an Acquired Company or (D) manager or managing member removal, in each case, against an Acquired Company under a Tax Equity Agreement.

Section 4.10 Compliance with Applicable Laws; Company Licenses; Data Privacy & Security.

(a) Except with respect to matters set forth on Section 4.10(a) of the Company Disclosure Letter, the business of the Acquired Companies is currently being conducted, and for the past three (3) years, has been conducted, in compliance with all Applicable Laws in all material respects.

(b) Except as set forth on Section 4.10(b) of the Company Disclosure Letter, the Acquired Companies hold, and are in compliance in all material respects with, all permits, approvals, licenses and other authorizations, including franchises and ordinances issued or granted to the Acquired Companies by a Governmental Authority (the “Company Licenses”) that are required for the Acquired Companies to conduct their business. To the Knowledge of the Company, each Company License required for the development, design, construction, operation, ownership, use or maintenance of any projects in development by the Acquired Companies will be obtained without material unanticipated cost or material adverse conditions prior to the time the same is required to be obtained under Applicable Law.

(c) Each Company License is valid and in full force and effect and has not, during the past three (3) years, been suspended, revoked, canceled or adversely modified, except where the failure thereof to be in full force and effect, or the suspension, revocation, cancellation or modification thereof, has not had and would not reasonably be expected to have a Company Material Adverse Effect. No Company License is subject to any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements are set forth on the face of the applicable authorization or has not had and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, during the past three (3) years, there has not been any event, condition or circumstance that would preclude any Company License from being renewed in the ordinary course (to the extent that such Company License is renewable by its terms), except where the failure thereof to be renewed has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) The licensee of each Company License is in compliance with such Company License and, during the past three (3) years, has fulfilled and performed all of its obligations with respect thereto, except in each case, where such failure to comply, fulfill or perform its obligations has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e) Except as set forth on Section 4.10(e) of the Company Disclosure Letter, in connection with its processing, collection, storage, transfer or use of any Personal Information, the Acquired Companies comply, and in the last three (3) years have complied, with all Data Security Requirements in all material respects.

(f) The Acquired Companies have commercially reasonable physical, technical, organizational and administrative security measures in place designed to protect all Personal Information in the possession of or processed by the Acquired Companies from and against breaches, unauthorized processing, access, use or disclosure thereof (each, a “Security Incident”). In the last three (3) years, none of the Acquired Companies have (i) been required to notify any Person of any Security Incident or any noncompliance with any Data Security Requirement or (ii) received written communication or complaints from any Person or Governmental Authority, or been the subject of any Proceeding with respect to any Security Incident or non-compliance with any Data Security Requirements, except, in each case, as would not be material to the Acquired Companies, taken as a whole. In the last three (3) years, there have been no material Security Incidents.

(g) None of the Acquired Companies, nor any of their respective officers, directors, employees or, to the Knowledge of the Company, agents or representatives, is or during the past five (5) years has been (i) the subject of Sanctions or owned fifty percent (50%) or more by any Person that is the subject of Sanctions or (ii) the subject of any allegation, voluntary disclosure, investigation, prosecution or enforcement action related to potential violations of Anti-Corruption, Sanctions, or Ex-Im Laws, and, to the Knowledge of the Company, no such matters are threatened. The Company and its Subsidiaries are, as of the date of this Agreement, and during the past five (5) years have been, in compliance with all Anti-Corruption Laws and applicable Sanctions and Ex-Im Laws in all material respects.

Section 4.11 Litigation. Except as set forth on Section 4.11 of the Company Disclosure Letter, there are no, and for the past three (3) years, there have not been, any pending or, to the Knowledge of the Company, threatened, material Proceedings by or against an Acquired Company. There is no material outstanding Governmental Order binding upon an Acquired Company.

Section 4.12 Real Property.

(a) Section 4.12(a) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all Company Owned Real Property. Except as set forth on Section 4.12(a) of the Company Disclosure Letter or except as would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, an Acquired Company owns such Company Owned Real Property in fee (or the equivalent interest in the applicable jurisdiction), subject only to Permitted Liens.

(b) Section 4.12(b) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all Leased Real Property. Except as set forth on Section 4.12(b) of the Company Disclosure Letter or except as would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, (i) an Acquired Company has a valid and enforceable leasehold estate in all Leased Real Property, subject to the Enforceability Exceptions and any Permitted Liens and (ii) no Acquired Company has received any written notice from any lessor of such Leased Real Property of, nor does the Company have Knowledge of the existence of, any default, event or circumstance that, with notice or lapse of time, or both, would constitute a default by the party that is the lessee or lessor of such Leased Real Property.

Section 4.13 Intellectual Property.

(a) Section 4.13(a) of the Company Disclosure Letter accurately identifies as of the date hereof each item of Registered IP and the jurisdiction in which such item of Registered IP has been registered or filed and the applicable application, registration, or serial or other similar identification number. An Acquired Company exclusively owns all right, title and interest in and to the Company IP free and clear of any Liens (other than Permitted Liens), and the Acquired Companies have sufficient and legal rights to use all material Intellectual Property that is used in or necessary for the operation of their respective businesses as currently conducted. As of the date of this Agreement, none of the material Company IP is subject to any Proceeding or pending challenge received by any Acquired Company in writing challenging the ownership, validity or enforceability of any Registered IP, and in the last three (3) years, none of the Company IP has been subject to any Proceeding or written threat challenging the same; in each case, other than office actions or similar ex parte proceedings in connection with the prosecution of applications for Registered IP.

(b) Neither the Acquired Companies nor the operations of their respective businesses are currently infringing, misappropriating, diluting, or otherwise violating any Intellectual Property Right of any other Person in any material respect, nor in the past three (3) years have infringed, misappropriated, diluted, or otherwise violated, any Intellectual Property Rights of any Third Party in any material respect. No Proceeding is pending or, during the three (3) years prior to the date of this Agreement, has been pending or threatened in writing (including unsolicited offers, demands, or requests to license or cease and desist letters) against any Acquired Company alleging that such Acquired Company has infringed, misappropriated, diluted or otherwise violated any Intellectual Property Rights of another Person in any material respect. To the Knowledge of the Company, no Third Party is infringing, misappropriating, diluting, or otherwise violating any Company IP, nor has any Third Party done so in the past three (3) years. No Governmental Order, and no agreement, consent or stipulation exists which places material restrictions on the Acquired Companies’ use of any material Company IP.

(c) The Acquired Companies have taken commercially reasonable steps to protect and preserve the confidentiality of all trade secrets and other material confidential information of the Acquired Companies. All material Intellectual Property Rights developed by past or current employees, consultants, or independent contractors of any of the Acquired Companies have been assigned to the relevant Acquired Company in writing, except to the extent that ownership of such Intellectual Property Rights vests in such Acquired Company by operation of Law. Each Person with access to trade secrets or other material confidential information of the Acquired Companies has signed an agreement with reasonable confidentiality obligations or is otherwise bound by legal or binding ethical confidentiality obligations with respect thereto. To the Company’s Knowledge, no such employee, consultant, or independent contractor is in violation of any such obligation in any material respect.

(d) None of the material Company Software incorporates, links to, or is distributed with any other Software that is subject to any “open source”, “copyleft” or analogous license (including any license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, GPL, AGPL or other open source software license) in a manner that has or would (i) require any public distribution of any such Company Software, (ii)

create obligations for the Acquired Companies to grant to any Third Party any rights or immunities under any Company IP, (iii) impose any requirement that any other licensee of such Company Software be permitted to modify, make derivative works of, or reverse-engineer such Company Software, or (iv) limit or restrict the fees that the Acquired Companies may charge licensees or users of such Company Software. No source code of any material Company Software has been disclosed, released, made available, or delivered (and no Person has agreed, on a contingent or present basis, to disclose, release, or deliver such source code under any circumstance) to any Third Party, other than contractors performing services for an Acquired Company, which contractors are obligated to maintain the confidentiality of such source code.

(e) The Company IT Assets are functional and sufficient in all material respects as required by the Acquired Companies for the operation of the businesses of the Acquired Companies as currently conducted. The Acquired Companies take and have taken commercially reasonable steps designed (i) to protect the confidentiality, integrity, and security of the Company IT Assets and all information stored or contained therein or processed thereby from any unauthorized access or use by or disclosure to, any Person and (ii) to prevent the introduction of viruses, bugs, disabling codes, spyware, Trojan horses, backdoors, worms and other malicious code into the Company IT Assets and Company Software. The Acquired Companies have implemented and maintained commercially reasonable data backup, data security, and disaster recovery plans, procedures and facilities. The material Company Software functions in all material respects in accordance with its specifications when used in accordance with such specifications and related documentation. During the three (3) years prior to the date of this Agreement, there have not been any unauthorized intrusions or breaches of security with respect to the Company IT Assets, which have resulted in the unauthorized access, use, disclosure, deletion, destruction, modification, encryption or corruption of any material data or information contained therein or processed thereby.

(f) The execution, delivery and performance by the Company of this Agreement, the consummation by the Company of the Transactions and the compliance by the Company with any of the provisions of this Agreement will not result in the loss, termination or impairment of any rights of the Acquired Companies in any Company IT Assets or Intellectual Property Rights, in each case, that are material to their businesses (whether or not constituting Company IP), or result in the imposition on any Acquired Company an obligation to pay any additional consideration for the continued use of any such Company IT Assets or Intellectual Property Rights.

Section 4.14 Insurance Coverage. The Company has made available to Parent true and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Acquired Companies (the “Insurance Policies”). Each of the Insurance Policies is in full force and effect, all premiums due thereon have been paid in full and the Acquired Companies are in compliance in all respects with the terms and conditions of such Insurance Policies, except, in each case, which would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies. Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Insurance Policy.

Section 4.15 Tax Matters.

(a) All material Tax Returns required to be filed by or with respect to an Acquired Company have been timely filed with the appropriate Governmental Authority (taking into account any extension of time within which to file) and all such Tax Returns are true, correct and complete in all material respects.

(b) All material Taxes of each Acquired Company that are due and payable (whether or not shown on any Tax Return) have been timely paid in full except for any Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(c) All withholding Tax requirements imposed on or with respect to the Acquired Companies have been complied with in all material respects, and all material Taxes required to be withheld have been timely withheld or collected and timely paid in full to the appropriate Governmental Authority, or are properly holding for timely payment in full.

(d) Each Acquired Company has complied with all information reporting related to Taxes (and related withholding) and record retention requirements in all material respects.

(e) No deficiency for any material amount of Taxes has been asserted in writing or assessed by any Governmental Authority against any Acquired Company, except for deficiencies that have been satisfied by payment, settled, withdrawn or otherwise resolved in full.

(f) There are no outstanding audits or examinations by any Governmental Authority ongoing or pending with respect to any material Taxes of any Acquired Company, and no such audits or examinations have been threatened in writing to or with respect to any Acquired Company.

(g) There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of any Acquired Company (other than extensions that arise as a result of filing Tax Returns by the extended due date therefor).

(h) There are no Liens for material Taxes upon any property or assets of any Acquired Company, except for Permitted Liens.

(i) (A) None of the Acquired Companies is a party to any Tax allocation, sharing or indemnity contract or arrangement (other than (x) an agreement or arrangement solely between or among two or more Acquired Companies, or (y) any customary Tax sharing or indemnification provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax) and (B) no Acquired Company has (i) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was an Acquired Company) or (ii) any liability for Taxes of any Person (other than an Acquired Company) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a transferee or successor, by Contract, or otherwise under Applicable Law.

(j) No Acquired Company has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2) (or any similar or analogous provision of state or local law).

(k) No written claim has been made by any Governmental Authority in a jurisdiction where any Acquired Company does not currently file a Tax Return that it is or may be subject to any material Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by any Acquired Company.

(l) No Acquired Company will be required to include any material item of income, or exclude any material item of deduction, in the computation of taxable income for any taxable period or portion thereof ending after the Closing Date as a result of (i) any installment sale or open transaction disposition prior to the Closing Date, (ii) any prepaid amount received or deferred revenue accrued prior to the Closing Date, (iii) any change of, or use of any invalid, method of Tax accounting or (iv) any closing agreement, or intercompany transaction made or entered into prior to the Closing Date, in each case, in relation to any Acquired Company.

(m) No Acquired Company has made any election pursuant to Section 965(h) of the Code.

(n) No Acquired Company has requested, has received or is subject to any written ruling of a Governmental Authority that will be binding on it for any taxable period (or portion thereof) ending after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law).

(o) The Company is, and has been since formation, properly classified as a C corporation for U.S. federal income Tax purposes.

(p) None of the Acquired Companies has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify under Section 355 of the Code (or under so much of Section 356 of the Code as relates to Section 355 of the Code) (A) in the two (2) years prior to the date of this Agreement or (B) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

Section 4.16 Employees and Employee Benefit Plans.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth a complete list of each material Plan (including each PEO Plan), but which shall exclude (i) any Plan that is an employment offer letter or individual independent contractor or consultant agreement that (A) does not materially differ from the applicable form set forth on Section 4.16(a) of the Company Disclosure Letter, (B) does not provide for annual base cash compensation that could equal or exceed $300,000, (C) does not provide for (x) any change in control, retention or other payments or benefits that could be triggered solely by the consummation of the Transactions, or (y) severance payments or benefits (other than statutory payments or benefits under Applicable Laws) and (D) can be terminated upon sixty (60) days’ notice or less without further payment, liability or obligation (other than as required by Applicable Laws) and (ii) any individual award agreement evidencing Company Compensatory Awards that is on a form that does not materially differ from the applicable form set forth on Section 4.16(a) of the Company Disclosure Letter.

(b) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to an Acquired Company, (i) each Plan (other than PEO Plans) and, to the Knowledge of the Company with respect to Acquired Company employees, each PEO Plan, that is intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status, and, to the Knowledge of the Company, nothing has occurred since the date of the latest favorable determination letter or prototype opinion letter, as applicable, that would reasonably be expected to cause the loss of qualification of any such Plan, and (ii) each Plan (other than PEO Plans) and, to the Knowledge of the Company with respect to Acquired Company employees, each PEO Plan has been maintained, established, funded, and administered in accordance and in compliance with their terms and ERISA, the Code and other Applicable Laws.

(c) No Plan is a Multiemployer Plan, a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other pension plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 430 of the Code, a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code) (excluding PEO Plans), or a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) (excluding PEO Plans). Neither the Company nor any of its ERISA Affiliates sponsors, maintains or contributes to, or has, within the past six (6) years, sponsored, maintained or contributed to, a Multiemployer Plan or a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other pension plan subject to Section 302 or Title IV of ERISA or Section 412 or 430 of the Code.

(d) No Plan (other than PEO Plans) and, with respect to Acquired Company employees, no PEO Plan provides for retiree or post-employment health or welfare benefits, other than (i) health care continuation coverage required by Section 4980B of the Code (“COBRA”) or other Applicable Law for which the covered Person pays the full cost of coverage, (ii) coverage through the end of the calendar month in which a termination of employment occurs as provided under the terms of the Plan (and underlying insurance policies) or (iii) pursuant to an applicable agreement, plan or policy requiring the Company or any Subsidiary to pay or subsidize COBRA premiums for a terminated employee following the employee’s termination.

(e) Except as set forth in Section 4.16(e) of the Company Disclosure Letter or required by the terms of this Agreement, neither the execution by the Company of this Agreement nor the consummation of the Transactions could (either alone or in combination with the occurrence of any additional or subsequent events): (i) increase the amount of compensation or benefits due to any current or former employee, director or individual independent contractor or consultant of an Acquired Company; (ii) entitle any current or former employee, director or other individual independent contractor or consultant of an Acquired Company to any payment of compensation or benefits; (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit; or (iv) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

(f) No Acquired Company has any current or contingent obligation to indemnify, gross-up, reimburse or otherwise make whole any Person for any Taxes, including those imposed under Section 4999 or Section 409A of the Code (or any corresponding provisions of state, local or foreign Tax law).

(g) Each Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and all IRS guidance promulgated thereunder.

(h) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to an Acquired Company, (i) no Acquired Company has incurred or is reasonably expected to incur any Tax or other penalty with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable, or under Section 4980B, 4980D or 4980H of the Code, (ii) there are no Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened with respect to any Plan (other than PEO Plans) and, to the Knowledge of the Company with respect to Acquired Company employees, any PEO Plan, and (iii) with respect to any Plan (other than PEO Plans) and, with respect to Acquired Company employees, any PEO Plan, there has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA and no breach of fiduciary duty (as determined under ERISA) has occurred within the past three (3) years.

(i) With respect to each material Plan, the Company has delivered to Parent, correct and complete copies of, as applicable: (i) the current plan documents (or a description, if such plan is not written) and all amendments thereto; (ii) the most recent summary plan description provided to participants (and all summaries of material modifications); (iii) all current related trust agreements, insurance contracts or funding arrangements which implement such Plan (excluding PEO Plans); (iv) the most recent determination or opinion letter received from the IRS; (v) the most recent annual report (Form 5500, with all applicable attachments); and (vi) any material, non-routine, written correspondence with any Governmental Authority in the past three (3) years.

(j) No Acquired Company is the subject of any pending or, to the Knowledge of the Company, threatened proceeding alleging that the Acquired Companies have engaged in any unfair labor practice under any Law. There is no, and in the past three (3) years there have been no, pending or, to the Knowledge of the Company, threatened labor strike, dispute, walkout, work stoppage, slowdown, picketing, lockout, unfair labor practice charge, material labor grievance, material labor arbitration, or other material labor dispute with respect to employees of the Acquired Companies or against or affecting the Acquired Companies. To the Knowledge of the Company, in the past three (3) years there have been no labor organizing activities with respect to any employees of an Acquired Company. No Acquired Company is a party to or bound by any Labor Agreement, no Labor Agreement is currently being negotiated, and there are no labor unions, works councils, employee representatives, groups of employees or other organizations representing, or, to the Knowledge of the Company, purporting to represent or attempting to represent, any employee of the Acquired Companies.

(k) The Acquired Companies are, and for the past three (3) years have been, in compliance in all material respects with all Applicable Laws relating to employment, labor and employment practices, including all Laws relating to discrimination, harassment, retaliation, hours of work and the payment of wages or overtime wages (including the classification of independent contractors and exempt and non-exempt employees), terms and conditions of employment, health and safety, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), restrictive covenants, pay transparency, disability rights or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (the “WARN Act”)), workers’ compensation, labor relations, employee leave issues, employee trainings and notices, COVID-19, affirmative action and unemployment insurance.

(l) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole: (i) the Acquired Companies have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees and other compensation that have come due and payable to their current or former employees and independent contractors; and (ii) each individual who is providing or within the past three (3) years has provided services to an Acquired Company and is or was classified and treated as an independent contractor, consultant, leased employee or other non-employee service provider, is and has been properly classified and treated as such for all applicable purposes.

(m) The Acquired Companies have, within the past three (3) years, reasonably investigated all sexual harassment, or other harassment, discrimination, retaliation or policy violation allegations against officers, directors or other managerial employees of the Acquired Companies that have been reported to the Acquired Companies or of which the Acquired Companies are otherwise aware. To the Company’s Knowledge, there are no such allegations of harassment or discrimination that, if known to the public, would bring the Acquired Companies into material disrepute.

(n) To the Knowledge of the Company, no current employee with annualized cash compensation at or above $300,000 has provided notice to terminate his or her employment with any Acquired Company prior to the one-year anniversary of the Closing.

Section 4.17 Environmental Matters. Except as set forth on Section 4.17 of the Company Disclosure Letter, the Acquired Companies are, and during the past three (3) years have been, in compliance in all material respects with all Environmental Laws. Except as set forth on Section 4.17 of the Company Disclosure Letter, the Acquired Companies hold and are, and during the past three (3) years have been, in compliance in all material respects with all material permits, licenses, approvals and other authorizations required under applicable Environmental Laws to conduct their business. Except as set forth on Section 4.17 of the Company Disclosure Letter, there are no claims, Proceedings or notices of violation pending or, to the Knowledge of the Company, threatened against any of the Acquired Companies alleging, and in the last three (3) years (or earlier if unresolved), the Acquired Companies have not received any notice, Governmental Order, directive or other information relating to, a material violation of or material liability arising under any Environmental Law. Except as set forth on Section 4.17 of the Company Disclosure Letter, no Acquired Company has treated, stored, manufactured, transported, handled, disposed of, released, arranged for or permitted the disposal of, exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Substances, in each case that has resulted or could reasonably be expected to result in a material liability of any Acquired Company under Environmental Law. Except as set forth on Section 4.17 of the Company Disclosure Letter, no Acquired Company has assumed, undertaken, provided an indemnity with respect to or otherwise become subject to the material liability of any other Person under Environmental Laws or relating to Hazardous Substances. No Environmental Attributes generated, sold, traded or otherwise transferred by the Acquired Companies have been invalidated, rescinded, revoked or subject to recapture, in each case to the extent giving rise to material liability of the Acquired Companies under Environmental Law. The Acquired Companies have made available to Parent copies of all material environmental reports, audits, and assessments in their possession or reasonable control with respect to the current or former properties, facilities or operations of the Acquired Companies.

Section 4.18 Energy Regulatory Matters. None of the Acquired Companies has filed a rate schedule with FERC. None of the Acquired Companies owns, leases or operates any electric generating facilities other than an Operating Project.

(a) Each Operating Project is a Qualifying Facility that has either (i) been self-certified to FERC as a Qualifying Facility by filing a Form 556 pursuant to 18 C.F.R. § 292.203(a)(3), or (ii) qualifies for the exemption set forth in 18 C.F.R. § 292.203(d)(1).

(b) Any Acquired Company that is a “holding company” as defined under PUHCA is a “holding company” solely with respect to one or more Qualifying Facilities.

(c) Each battery storage project that is part of an Operating Project is solely charged with electricity produced by the renewable generation component of such Operating Project.

(d) None of the Acquired Companies is subject to, or not exempt from, financial, organizational or rate regulation by any State Commission or any other Governmental Authority.

Section 4.19 Supply Chain Matters. Except as set forth in Section 4.19 of the Company Disclosure Letter, all products procured by the Acquired Companies (including products containing polysilicon, nickel, cobalt, manganese, copper, lithium or aluminum), which have been imported into the United States of America (either by the Acquired Companies or their suppliers), have been imported into the United States in compliance with all applicable US customs and import laws and regulations including the Uyghur Forced Labor Prevention Act.

Section 4.20 Information in the Proxy Statement. The Proxy Statement (and any amendment thereof or supplement thereto) at the date mailed to the Company’s stockholders and at the time of any meeting of the Company’s stockholders to be held in connection with the Merger, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to (a) statements therein relating to Parent and its Subsidiaries, including Merger Sub, based on information supplied by Parent or Merger Sub for inclusion in the Proxy Statement or (b) any financial projections or forward-looking statements. The Proxy Statement (and any amendment thereof or supplement thereto) will comply as to form in all material respects with the provisions of the Exchange Act and any other applicable federal securities Laws.

Section 4.21 Required Vote. The affirmative vote of the holders of at least a majority of the outstanding shares of Class A Common Stock entitled to vote in accordance with the DGCL to adopt this Agreement (the “Required Company Stockholder Approval”) is the only vote of the holders of any of the Company Capital Stock necessary to adopt this Agreement and approve the Merger and the other Transactions.

Section 4.22 Takeover Statutes. The Company Board has adopted such resolutions and taken all such other actions as are necessary to render inapplicable to this Agreement, the Company Support Agreements, the Rollover Agreement and the Transaction, including the Merger, the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. Other than Section 203 of the DGCL, no “business combination”, “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation under the Laws of the State of Delaware or other Applicable Laws (each, a “Takeover Statute”) is applicable to the Company, this Agreement, the Company Support Agreements, the Rollover Agreement or the Transactions, including the Merger.

Section 4.23 No Brokers. Except for Moelis & Company LLC, there is no investment banker, broker, finder or other financial intermediary or advisor or other Third Party that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who will be entitled to any brokerage fee or other similar fee or commission from the Company or any of its Subsidiaries in connection with the Transactions, including the Merger.

Section 4.24 Tax Credits. Except as set forth on Section 4.24 of the Company Disclosure Letter:

(a) no portion of an Acquired Company’s assets is treated as “tax-exempt use property” within the meaning of Section 168(h) of the Code (including by reason of either the Company or any direct or indirect owner of the Company being treated as or becoming at any time a “tax-exempt controlled entity” within the meaning of Section 168(h)(6)(F) of the Code);

(b) no grants have been provided by the United States, a U.S. state, a political subdivision of the United States or any other Governmental Authority for use by or with respect to with any Acquired Company is the beneficiary which could negatively impact our current ability to claim federal tax credits under Sections 48, 45, 48E or 45Y of the tax code;

(c) no proceeds of any issue of U.S. state or local government obligations, the interest on which is exempt from Tax under Section 103 of the Code, have been used to provide financing for any Acquired Company;

(d) Projects that are identified on Section 4.24(d) of the Company Disclosure Letter either have claimed and are eligible or are expected to claim and be eligible for an additional ten percent (10%) of ITCs or PTCs by satisfying the energy community requirements under Section 48(a)(14) or Section 45(b)(11), respectively;

(e) Projects that are identified on Section 4.24(e) of the Company Disclosure Letter either have claimed and are eligible or are expected to claim and be eligible for an additional ten percent (10%) of ITCs or PTCs by satisfying the domestic content requirements under Section 48(a)(12) and Section 45(b)(9), respectively;

(f) Projects that are identified on Section 4.24(f) of the Company Disclosure Letter that have been placed in service either have claimed and are eligible or are expected to claim and be eligible for an additional ten percent (10%) or twenty percent (20%) of ITCs, as specified on Section 4.24(f) of the Company Disclosure Letter, under Section 48(e) of the Code;

(g) all Projects that have been placed in service after December 31, 2013 have claimed either ITCs or PTCs, and all Projects that have not been placed in service are expected to qualify for either ITCs or PTCs once placed in service; all Projects that have been placed in service before January 1, 2014, applied for a 1603 federal grant; there are no audits or challenges that have not been fully resolved with respect to any ITCs, PTCs or 1603 federal grants;

(h) all Projects claiming ITCs or PTCs that have been placed in service, meet or are otherwise exempt from, and all Projects claiming ITCs or PTCs that have not been placed in service, are expected to meet or otherwise be exempt from, the prevailing wage and apprenticeship requirements as described in Code Section 48(a)(9), (10) and (11) or Code Section 45(b)(6), (7) and (8), as applicable;

(i) there is no loss, disallowance, recapture or reduction of any U.S. federal income Tax credits (including ITCs and PTCs) with respect to any Acquired Company;

(j) no electricity produced by an Acquired Company has been sold to a Related Party; and

(k) each Project’s fair market value does not consist of more than five percent (5%) used property pursuant to Proposed Treasury Regulations Section 1.48-14(a).

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 4.24 are based on Applicable Law as of the date of this Agreement.

Section 4.25 Opinion of Financial Advisor. The Company Board has received the opinion of Moelis & Company LLC addressed to the Company Board to the effect that, as of the date of such opinion and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Moelis & Company LLC as set forth therein, the Merger Consideration provided for in the Merger is fair, from a financial point of view, to the holders of the Class A Common Stock.

Section 4.26 Investment Company Act. Neither the Company nor any of its Subsidiaries is required to be registered as an investment company under the Investment Company Act of 1940.

Section 4.27 No Additional Representations or Warranties.

(a) Except as provided in this Article IV (as modified by the Company Disclosure Letter) or in the Company Closing Certificate, neither the Company nor any other Person on behalf of the Company or its Subsidiaries makes, or has made, any express or implied representation or warranty with respect to the Company, any of its Subsidiaries, or with respect to any other information provided to Parent, Merger Sub or their respective Affiliates or other Representatives, in connection with entering into this Agreement and proceeding with the Transactions or otherwise, including the accuracy, completeness or timeliness thereof.

(b) The Company acknowledges that neither Parent nor Merger Sub nor any other Person on behalf of Parent or Merger Sub makes, or has made, and the Company has not relied upon, any express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company, any of its Subsidiaries or any of its or their respective Representatives in connection with entering into this Agreement and proceeding with the Transactions or otherwise, including the accuracy, completeness or timeliness thereof, other than the representations and warranties contained in Article V (as modified by the Parent Disclosure Letter) or in the Parent Closing Certificate. The Company acknowledges and agrees that, to the fullest extent permitted by Applicable Law, Parent and Merger Sub and their respective Affiliates, stockholders, controlling Persons or other Representatives shall not have any liability or responsibility whatsoever to the Company, its Subsidiaries or their respective Affiliates, stockholders, controlling Persons or other Representatives or any other Person on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon, related to, resulting from or arising out of (i) any information, including any information, documents, projections, estimates, forecasts or other material, made available to the Company, any of its Subsidiaries or any of its or their respective Affiliates or other Representatives in connection with entering into this Agreement and proceeding with the Transactions, including the Merger (including in any electronic data room maintained for purposes of the Transactions), or (ii) any statements made (or any omissions therefrom) to the Company, any of its Subsidiaries or any of its or their respective Affiliates or other Representatives, except as and only to the extent expressly set forth in Article V (as modified by the Parent Disclosure Letter) or in the Parent Closing Certificate.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except, subject to the terms of Section 10.05, as set forth in the Parent Disclosure Letter, Parent and Merger Sub each represent and warrant to the Company as follows:

Section 5.01 Corporate Existence and Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has all corporate power and authority required to own, lease and operate its assets and to carry on its business as currently conducted, except where the failure to have such power and authority would not reasonably be expected to prevent, materially impair or delay the ability of Parent or Merger Sub to consummate the Transactions or perform their respective obligations under this Agreement. Each of Parent and Merger Sub is duly qualified to do business as a foreign corporation and, where such concept is recognized, is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to prevent, materially impair or delay the ability of Parent or Merger Sub to consummate the Transactions or perform their respective obligations under this Agreement. Merger Sub is a direct, wholly owned Subsidiary of Parent.

Section 5.02 Corporate Authorization.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Company Support Agreements (as applicable), to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the Company Support Agreements (as applicable) have been duly and validly authorized by all necessary action on the part of Parent and Merger Sub (subject, with respect to Merger Sub, only to approval by its sole stockholder, which will be effected by written consent prior to or immediately following the execution of this Agreement), and no other corporate proceedings on the part of Parent and Merger Sub are necessary to authorize the execution and delivery of this Agreement or the Company Support Agreements or for each of Parent and Merger Sub to consummate the Transactions (other than, with respect to the Merger, the filing of the Certificate of Merger with the Delaware Secretary of State). Assuming the due authorization, execution and delivery by the other parties thereto of this Agreement and the Company Support Agreements, this Agreement and the Company Support Agreements (as applicable) have been duly and validly executed and delivered by Parent and Merger Sub and constitute the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Enforceability Exceptions.

(b) The board of directors or similar governing body of each of Parent and Merger Sub has duly adopted resolutions (i) approving and declaring advisable this Agreement and the Transactions, including the Merger, (ii) approving this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (iii) in the case of Merger Sub only, directed that the adoption of this Agreement be submitted to a vote of Parent in its capacity as Merger Sub’s sole stockholder and (iv) in the case of Merger Sub only, recommended that Parent vote in favor of the adoption of this Agreement and the approval of the Merger in accordance with the DGCL. Parent, acting in its capacity as the sole stockholder of Merger Sub, will immediately after execution hereof (A) approve and adopt this Agreement and (B) deliver a copy of such approval to the Company.

(c) No vote of, or consent by, the holders of any equity interests of Parent is necessary to authorize the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions or otherwise required by Parent’s organizational documents, Applicable Law or any Governmental Authority.

Section 5.03 Governmental Authorization. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions require no action by or in respect of, or consent, waiver, permit, approval or authorization of, filing or registration with or notice to, any Governmental Authority other than (a) the filing of the Certificate of Merger with the Delaware Secretary of State, (b) compliance with and filings or notifications under any applicable requirements of the HSR Act , (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (d) compliance with any applicable rules of the NYSE, (e) the FERC 203 Approval, and (f) where failure to take any such actions or filings would not reasonably be expected to prevent, materially impair or delay the ability of Parent or Merger Sub to consummate the Transactions or perform their respective obligations under this Agreement.

Section 5.04 Non-Contravention. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, the consummation by each of Parent or Merger Sub of the Transactions, and the compliance by each of Parent or Merger Sub with any of the provisions of this Agreement does not and will not (a) contravene, conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws (or comparable organizational documents) of Parent or Merger Sub, (b) assuming the consents, approvals, authorizations and filings referred to in Section 5.03 have been obtained or made, any applicable waiting periods referred to therein have terminated or expired and any condition precedent to any such consent has been satisfied or waived, contravene, conflict with or result in a violation or breach of any Applicable Law or (c) assuming compliance with the matters referred to in Section 5.03, require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any Contract, except in the case of clauses (b) and (c) above, any such contravention, conflict, violation, breach, default, right, termination, amendment, acceleration, cancellation, change or loss that would not reasonably be expected to, individually or in the aggregate, prevent, materially impair or delay the ability of Parent or Merger Sub to consummate the Transactions or perform their respective obligations under this Agreement.

Section 5.05 Litigation. As of the date of this Agreement, there are no pending or, to the Knowledge of Parent, threatened Proceedings involving Parent or Merger Sub that would reasonably be expected to prevent, materially impair or delay the ability of Parent or Merger Sub to consummate the Transactions or perform their respective obligations under this Agreement. There is no outstanding Governmental Order binding upon Parent or any of its Subsidiaries which would reasonably be expected to prevent, materially impair or delay the ability of Parent or Merger Sub to consummate the Transactions or perform their respective obligations under this Agreement on a timely basis.

Section 5.06 No Brokers. Except for PJT Partners, Inc., there is no investment banker, broker, finder or other financial intermediary that has been retained by or is authorized to act on behalf of Parent or Merger Sub who will be entitled to any fee or commission from Parent or Merger Sub in connection with the Transactions.

Section 5.07 Ownership of Company Capital Stock.

(a) Parent and Merger Sub do not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of Company Capital Stock or other securities of the Company or any options, warrants or other rights to acquire Company Capital Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company except pursuant to this Agreement and the Rollover Agreement.

(b) Except for the Company Support Agreements and the Rollover Agreement, neither Parent nor any of its Affiliates has entered into any Contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any Contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: (i) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration, (ii) any stockholder of the Company (A) agrees to vote to adopt this Agreement or the Merger or (B) agrees to vote against, or not to tender its shares of Company Capital Stock in, any Acquisition Proposal or (iii) any Third Party has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Merger (other than in connection with the Financings).

Section 5.08 Financial Capacity.

(a) Assuming the Equity Financing is funded in accordance with the Equity Commitment Letter as of the Closing, Parent will have on the Closing Date sufficient cash on hand or other sources of immediately available funds to consummate the Transactions, including the payments contemplated under Article III that are to be paid on the Closing Date.

(b) Parent has delivered to the Company a true and complete copy of an executed equity commitment letter dated the date hereof (the “Equity Commitment Letter”) from Guarantor to provide to Parent the Equity Financing in cash, the aggregate proceeds of which shall, assuming the satisfaction of the Financing Conditions with respect to the Equity Financing, be sufficient to consummate the Transactions, including (i) the payment of the aggregate Merger Consideration and RSU Consideration to which holders of Company Common Stock and Company Compensatory Awards will be entitled at the Effective Time pursuant to this Agreement, (ii) the repayment of the APAGH Term Loan and outstanding borrowings under the APAG Revolver as of the date of this Agreement, assuming the Other Debt Consents with respect thereto are not received at or prior to the Closing, and (iii) without duplication of the foregoing clauses (i) and (ii), the payment of all fees and expenses required to be paid by Parent or Merger Sub in connection with the Transactions. The Equity Commitment Letter provides that the Company is an express third party beneficiary thereto and is entitled to enforce such agreement, and that Parent and Guarantor will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that there is adequate remedy at law in connection with the exercise of such third party beneficiary rights, in each case in accordance with its terms and subject to the limitations set forth herein, including in Section 10.02. Parent has delivered to the Company, upon signing of this Agreement or reasonably promptly once obtained thereafter, the executed Debt Commitment Letter and the Debt Fee Letter, which Debt Fee Letter has been redacted to remove only those items related to specific fees payable on the Closing Date to the Financing Sources, price caps and specified “market flex” provisions. As of the date of this Agreement, the Equity Commitment Letter has not been amended, supplemented or modified in any manner. Neither Parent nor any of its Affiliates has entered into any agreement, side letter or other commitment or arrangement relating to the financing of the Transactions, other than as set forth in the Commitment Letters and the Debt Fee Letter. The commitments contained in the Equity Commitment Letter have not been withdrawn, rescinded, replaced or terminated in any respect. The Equity Commitment Letter is in full force and effect and represents valid, binding and enforceable obligations of Parent and each other party thereto (subject to the Enforceability Exceptions), to provide the financing contemplated thereby (subject only to the satisfaction or waiver of the Financing Conditions with respect thereto). Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Equity Financing. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent or, to the Knowledge of Parent, any other party thereto under any term of the Equity Commitment Letter that would result in any of the Financing Conditions with respect to the Equity Financing not being satisfied or the Equity Financing otherwise not being available. As of the date of this Agreement, Parent has no reason to believe that it or any other party thereto will be unable to satisfy on a timely basis any term of the Equity Commitment Letter. There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing other than the Financing Conditions with respect thereto. As of the date of this Agreement, subject to the satisfaction of the Financing Conditions related to the Equity Commitment Letter, Parent has no reason to believe that the Equity Financing will not be made available to Parent on the Closing Date. Parent and Merger Sub expressly agree and acknowledge that their obligations hereunder, including Parent’s and Merger Sub’s obligations to consummate the Merger, are not in any way contingent upon or otherwise subject to, or conditioned on, Parent’s or Merger Sub’s consummation of the Equity Financing, the Debt Financings or any other financing, Parent’s or Merger’s Sub obtaining the Equity Financing, the Debt Financings or any other financing or the availability, grant, provision or extension of the Equity Financing, the Debt Financings or any other financing to Parent or Merger Sub.

Section 5.09 Guaranty. Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Guaranty, in favor of the Company in respect of Parent’s obligation to pay the Parent Termination Fee. The Guaranty is (a) assuming due execution and delivery of this Agreement by the parties hereto, a legal, valid and binding obligation of the Guarantor, (b) enforceable against the Guarantor in accordance with its terms, subject to the Enforceability Exceptions, and (c) in full force and effect. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Guarantor under the Guaranty.

Section 5.10 Solvency. Neither Parent nor Merger Sub is entering into the Transactions with the actual intent to hinder, delay or defraud either present or future creditors of any Acquired Company. Each of Parent and Merger Sub is solvent as of the date of this Agreement. Assuming (A) the representations and warranties of the Company made in this Agreement are true and correct in all material respects (disregarding any references to “Knowledge of the Company”, “Company Material Adverse Effect”, “materiality” or similar qualifications contained in such representations and warranties), and (B) compliance by the Company of its obligations hereunder, including the Company’s satisfaction of the conditions set forth in Article VIII (as applicable), each of Parent and the Surviving Corporation will, after giving effect to all of the Transactions, including the payment of any amounts required to be paid in connection with the consummation of the Transactions and the payment of all related fees and expenses, be solvent at and immediately after the Effective Time. As used in this Section 5.10, the term “solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Parent and Merger Sub and, after the Effective Time, Parent and the Surviving Corporation and its Subsidiaries, on a consolidated basis, will exceed their debts, (b) the fair saleable value of the assets of Parent and Merger Sub and, after the Effective Time, Parent and the Surviving Corporation and its Subsidiaries, on a consolidated basis, exceeds the amount that will be required to pay the debts of Parent, the Surviving Corporation and its Subsidiaries, on a consolidated basis, as such debts become absolute and mature, and (c) each of Parent and Merger Sub and, after the Effective Time, Parent and the Surviving Corporation and its Subsidiaries, on a consolidated basis, will not have an unreasonably small amount of capital with which to conduct their business. For purposes of this Section 5.10, “debt” means any liability on a claim, and “claim” means any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured.

Section 5.11 Information in the Proxy Statement. The information relating to Parent and its Subsidiaries, including Merger Sub, supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement (and any amendment thereof or supplement thereto) will not, at the date the Proxy Statement is mailed to the Company’s stockholders and at the time of the meeting of the Company’s stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

Section 5.12 Ownership of Merger Sub; No Prior Activities. All of the authorized capital stock of Merger Sub consists of 1,000 shares, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding shares of stock of Merger Sub are, and at the Effective Time will be, owned directly by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions. Except for obligations or liabilities incurred in connection with its formation and the Transactions, Merger Sub has not and will not prior to the Effective Time have incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.13 Company Arrangements. Other than this Agreement, the Company Support Agreements and the Rollover Agreement, as of the date hereof, none of Parent or Merger Sub, or their respective executive officers, directors or Affiliates, has entered into any agreement, arrangement or understanding with any of the executive officers, directors or Affiliates of the Company relating in any way to the Transactions or the operations of the Company.

Section 5.14 Absence of Certain Agreements. As of the date of this Agreement, none of Parent, Merger Sub or any of their respective Affiliates (including the Guarantor and its Affiliates) has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (a) with any Third Party that would, in any material way, be reasonably expected to limit Parent’s or Merger Sub’s ability to comply with their respective obligations under this Agreement or (b) with any Third Party that would reasonably be expected to materially delay or prevent consummation of the Transactions. As of the date of this Agreement, Parent is not aware of any matter related to Parent, Merger Sub or their respective Affiliates or Representatives that would reasonably be expected, individually or in the aggregate, to materially delay, impede or interfere with the consummation of the Transactions.

Section 5.15 No Additional Representations and Warranties.

(a) Except as provided in this Article V (as modified by the Parent Disclosure Letter) or in the Parent Closing Certificate, neither Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes, or has made, any express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company, any of its Subsidiaries or their respective Affiliates or other Representatives in connection with entering into this Agreement and proceeding with the Transactions or otherwise, including the accuracy, completeness or timeliness thereof.

(b) Each of Parent and Merger Sub acknowledges that neither the Company, nor any of its Subsidiaries, nor any other Person on behalf of the Acquired Companies makes, or has made, and neither Parent nor Merger Sub has relied upon, any express or implied representation or warranty with respect to the Acquired Companies or with respect to any other information provided to Parent, Merger Sub, their respective Affiliates or any of their respective Representatives in connection with entering into this Agreement and proceeding with the Transactions or otherwise, including the accuracy, completeness or timeliness thereof, other than the representations and warranties contained in Article IV (as modified by the Company Disclosure Letter) or in the Company Closing Certificate. Each of Parent and Merger Sub acknowledges and agrees that, to the fullest extent permitted by Applicable Law, the Company, its Subsidiaries and their respective Affiliates, equityholders, controlling Persons or other Representatives shall not have any liability or responsibility whatsoever to Parent, Merger Sub or their respective Affiliates, equityholders, controlling Persons or other Representatives or any other Person on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon, related to, resulting from or arising out of (i) any information, including any information, documents, projections, estimates, forecasts or other material, made available to Parent, Merger Sub or any of its or their respective Affiliates or other Representatives in connection with entering into this Agreement and proceeding with the Transactions (including in any electronic data room maintained for purposes of the Transactions or in any management presentation made in connection with the Transactions), or (ii) any statements made (or any omissions therefrom) to Parent, Merger Sub, their respective Affiliates or any of their other respective Representatives, except as and only to the extent expressly set forth in Article IV (as modified by the Company Disclosure Letter) or in the Company Closing Certificate.

ARTICLE VI.

COVENANTS OF THE COMPANY

Section 6.01 Conduct of the Company Pending the Merger.

(a) The Company agrees that, from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is validly terminated in accordance with Section 9.01 (the “Interim Period”), except as (i) set forth in Section 6.01(a) of the Company Disclosure Letter, (ii) required by Applicable Law, (iii) expressly required or permitted by this Agreement or (iv) otherwise consented to by Parent in writing, which consent shall not be unreasonably withheld, conditioned or delayed, the Company will, and will cause each of its Subsidiaries to, (A) conduct its operations, in all material respects, in the ordinary course of business and (B) use its commercially reasonable efforts to preserve the goodwill and current relationships of the Acquired Companies with customers, suppliers and other Persons with which the Company or any of its Subsidiaries has material business relations; provided, however, that no action by the Acquired Companies with respect to matters specifically addressed by any subsection of Section 6.01(b) shall be deemed a breach of the covenants contained in this Section 6.01(a) unless such action would constitute a breach of such subsection of Section 6.01(b); provided, further, that the failure by an Acquired Company to take any action prohibited by any subsection of Section 6.01(b) shall not be deemed to be a breach of the covenants contained in this Section 6.01(a).

(b) Without limiting the foregoing, and as an extension thereof, except as (w) set forth on Section 6.01(b) of the Company Disclosure Letter, (x) required by Applicable Law, (y) expressly required or permitted by this Agreement or (z) otherwise consented to by Parent in writing, which consent shall not be unreasonably withheld, conditioned or delayed, the Company shall not, and shall not permit any of its Subsidiaries to, during the Interim Period:

(i) amend the certificate of incorporation or bylaws of the Company or amend the certificate of incorporation, bylaws or other organizational documents of any Subsidiary of the Company in any material respect or in any manner that would prevent or materially delay consummation of the Transactions;

(ii) issue, sell, grant options or rights to purchase or receive, pledge, or authorize or propose the issuance, sale, grant of options or rights to purchase or pledge, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, any such capital stock or equity interests, other than (A) shares of Company Common Stock issuable in connection with the vesting or settlement of Company PSU Awards or Company RSU Awards outstanding as of the date of this Agreement in accordance with the terms thereof or granted after the date of his Agreement in accordance with clause (B) or (B) Company Compensatory Awards granted after the date hereof in accordance with the terms, and subject to the limitations, set forth on Section 6.01(b)(ii) of the Company Disclosure Letter;

(iii) (A) make, declare or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) on or in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for dividends and distributions by a wholly owned Subsidiary of the Company to the Company or to another direct or indirect wholly owned Subsidiary of the Company, (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in the Company or any of its Subsidiaries or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any shares in the capital of, or other equity interests in, any of the Acquired Companies, except as between the Company and a wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company;

(iv) (A) enter into any new Tax Equity Agreement or materially modify, materially amend, assign or waive any rights under or terminate any existing Tax Equity Agreement or (B) except in the ordinary course of business, (x) enter into any Contract that would be a Company Material Contract (other than Tax Equity Agreement) if it were in effect on the date of this Agreement or (y) materially modify, materially amend, assign or waive any rights under or terminate (excluding any expiration in accordance with its terms) any Company Material Contract (other than Tax Equity Agreement);

(v) acquire any other Person or all or a material portion of the business of any other Person (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) or make any investment in any Person other than a wholly owned Subsidiary of the Company, in each case, other than such acquisitions or investments as would not exceed $25,000,000 individually;

(vi) except pursuant to the terms of a Plan in existence as of the date hereof and set forth on Section 4.16(a) of the Company Disclosure Letter: (A) grant any severance or termination pay to (or amend any such existing arrangement with) any current or former employee, director, officer or individual independent contractor or consultant of any Acquired Company, (B) modify, extend, terminate or enter into any Labor Agreement, (C) establish, adopt, materially amend, terminate or enter into any Plan (excluding entering into offer letters for “at will” employment or individual independent contractor or consultant agreements with new hires permitted by clause (F)), in any case, that do not provide for change in control or severance payments or benefits, or any plan, program, agreement, Contract, or arrangement that would constitute a Plan if in effect on the date hereof (except, in each case, any ordinary course amendments that do not increase the cost of the Company, in the aggregate, or maintaining such Plan), (D) increase or accelerate the funding, payment or vesting of the compensation or benefits payable to any current or former employee, officer, director or other individual independent contractor or consultant of an Acquired Company, other than annual merit increases to base salary or base wage rate in the ordinary course of business consistent with past practice for such individuals whose annualized base compensation would not equal or exceed $300,000 following such increase (provided that any increase shall not cause the aggregate of all such employees’ annualized base compensation to exceed 105% of the total annualized base compensation in the aggregate for such employees as of December 31, 2024), (E) grant or announce any cash incentive awards, bonus retention, change in control or transaction compensation payable to any current or former employees, officers, directors or individual independent contractors or consultants of an Acquired Company; (F) hire, promote or engage any employee, officer or individual independent contractor or consultant of an Acquired Company whose annualized base compensation would equal or exceed $300,000; or (G) terminate the employment or engagement of any employee, officer, director or individual independent contractor or consultant other than for cause (or due to death or disability), whose annualized base compensation would equal or exceed $300,000;

(vii) recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative for any employees of the Acquired Companies;

(viii) implement or announce any employee layoffs, furloughs, reductions in force, plant closings, reductions in compensation or other similar actions that would trigger notice obligations under the WARN Act;

(ix) intentionally waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former employee with a title of Vice President (or above) or independent contractor of the Acquired Companies;

(x) other than the Merger, merge, consolidate, combine or amalgamate any Acquired Company with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any of the Acquired Companies;

(xi) sell, lease, transfer, license or otherwise dispose of, or agree to sell, lease, transfer, license or otherwise dispose of, any material portion of its assets or properties, other than (A) transactions pursuant to Contracts existing on the date of this Agreement that are set forth on Section 6.01(b)(xi) the Company Disclosure Letter, (B) acquisitions of supplies or sales of inventory in the ordinary course of business, (C) transfers among the Company and its wholly owned Subsidiaries or (D) sales, leases, transfers, licenses or dispositions for which the consideration is less than $10,000,000 in the aggregate;

(xii) incur, create, assume, repay or otherwise become liable for indebtedness for borrowed money, or terminate or modify in any material respect in a manner adverse to the Company or its applicable Subsidiaries, the terms of any indebtedness for borrowed money, or assume, guarantee or endorse the obligations of any Person for indebtedness for borrowed money, other than (A) indebtedness incurred in connection with any action permitted pursuant to Section 6.01(b)(v), (B) intercompany loans between the Company and any of its wholly owned Subsidiaries or between any wholly owned Subsidiaries and (C) indebtedness (including indebtedness incurred pursuant to the Company Credit Facilities) reasonably incurred in response to any emergency, disaster, catastrophe or other similar emergency condition to protect life, employee safety, property or the environment or to comply with public requirements applicable; provided, however, that in the case of each of clauses (A) through (C), such indebtedness (i) is not incurred under the APAG Revolver or APAGH Term Loan or (ii) does not impose or result in any additional restrictions or limitations that would be materially adverse to the Company and its Subsidiaries, or, following the Closing, Parent and its Subsidiaries, other than any obligation to make payments on such indebtedness and other than any restrictions or limitations substantially similar to restrictions or limitations to which the Company or its applicable Subsidiaries are currently subject under the terms of any indebtedness outstanding as of the date hereof; provided, further, that the Company shall promptly inform Parent of any indebtedness incurred or action taken in accordance with this Section 6.01(b)(xii) and any such indebtedness or action shall not require any consent in order to complete the Transactions and shall not reasonably be expected to adversely affect Parent’s ability to consummate the Financings; provided, further, that this Section 6.01(b)(xii) shall not restrict the Company or its applicable Subsidiaries from entering into the Required Debt Consents or the Other Debt Consents;

(xiii) waive, release, assign, settle or compromise any Proceedings (other than any stockholder litigation relating to the Transactions (which shall be governed by Section 7.06)) that (A) with respect to the payment of monetary damages, involves the payment of monetary damages exceeding $2,500,000 individually or $7,500,000 in the aggregate; (B) with respect to any non-monetary terms and conditions therein, imposes or requires actions that would or would be reasonably expected to be material to the Acquired Companies, taken as a whole; (C) involves an admission of guilt or liability by the Company or any of its Subsidiaries or would constitute a finding or admission of a violation of Law; (D) would result in any restriction on future activity or conduct by Parent, the Surviving Corporation or their Subsidiaries; or (E) would prevent or materially delay the consummation of the Transactions.

(xiv) fail to use its commercially reasonable efforts to maintain in full force and effect in all material respects, or fail to replace or renew, the Insurance Policies at a level at least comparable to current levels (or current market terms);

(xv) make or authorize any capital expenditures, except for those (A) that do not exceed $5,000,000 in the aggregate other than capital expenditures that are included in the Company’s capital expenditure budget for fiscal year 2025 set forth on Section 6.01(b)(xv) of the Company Disclosure Letter, or (B) reasonably required in the event of an emergency, disaster, catastrophe or other similar emergency condition to protect life, employee safety, property or the environment or comply with public health requirements applicable thereto (provided that the Company shall notify Parent of any such emergency expenditure as soon as reasonably practicable);

(xvi) other than in accordance with Contracts in effect on the date hereof, make any loans or advances of money to any Person (other than for transactions among the Acquired Companies), except for (A) advances to employees or officers of the Acquired Companies for expenses or (B) extensions of credit to customers, in each case, made or incurred in the ordinary course of business consistent with past practice and not in excess of $50,000;

(xvii) sell, transfer, assign, abandon, permit to lapse, or otherwise dispose of, or grant any license or sublicense of, any rights under or with respect to, any material Intellectual Property Rights, except for non-exclusive licenses granted in the ordinary course of business;

(xviii) disclose to any Person any trade secret or other material confidential information of any Acquired Company other than to Persons subject to contractual, legal or binding ethical obligations of confidentiality with respect to such information;

(xix) (A) make, change or rescind any material election relating to Taxes, (B) change an annual Tax accounting period with respect to material Taxes, (C) adopt or change any material Tax accounting method, (D) file any material amended Tax Return that is reasonably likely to result in a material increase to a Tax liability (other than as required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or non-U.S. Law)), (E) enter into any closing agreement with respect to material Taxes, (F) settle or compromise any material Tax claim, audit, assessment or dispute or surrender any right to claim a material refund of Taxes or (G) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax;

(xx) except as required or permitted by GAAP, change any material accounting principles, methods or practices;

(xxi) other than Permitted Liens or Liens relating to (A) securing indebtedness and other obligations in existence at the date of this Agreement or any indebtedness incurred in compliance with Section 6.01(b)(xii) or (B) between the Company or to a Subsidiary of the Company in connection with any indebtedness or loan to the extent not otherwise restricted by Section 6.01(b)(xii) or Section 6.01(b)(xvi), create or incur any Lien on any assets of the Acquired Companies; or

(xxii) enter into any agreement (whether written or oral), or otherwise commit to or become obligated, to do any action prohibited under this Section 6.01(b).

(c) Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the operations of the Acquired Companies prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

Section 6.02 No Solicitation; Adverse Recommendation Change.

(a) No Solicitation. Except as otherwise permitted by this Section 6.02, during the Interim Period, the Company shall, and shall cause its Subsidiaries and use commercially reasonable efforts to cause its and their Representatives to:

(i) (x) cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Third Party with respect to an Acquisition Proposal, and promptly request the prompt return or destruction of any non-public information concerning the Acquired Companies that was previously furnished in connection therewith and immediately terminate all physical and electronic data room access previously granted to any such Third Party and (y) take the necessary steps to promptly inform any Third Parties with whom discussions and negotiations are then occurring or who make an Acquisition Proposal after the date hereof of the obligations set forth in this Section 6.02(a); and

(ii) not (A) solicit, initiate, seek or knowingly facilitate or encourage any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (B) enter into, continue or otherwise participate in any discussions or negotiations with, or furnish any non-public information relating to the Acquired Companies to, or afford access to the books or records, properties, assets, facilities or officers, employees or other personnel of the Acquired Companies to, or provide any physical or electronic data room access to, any Third Party with respect to an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; provided that notwithstanding the foregoing, prior to, but not after the Required Company Stockholder Approval is obtained, the Company shall be permitted to grant a waiver of or terminate any “standstill” or similar agreement or obligation of any Third Party with respect to the Acquired Companies to allow such Third Party to submit an Acquisition Proposal if (x) the Company Board determines in good faith, after consultation with its outside legal advisors, that the failure to take such action would violate the directors’ fiduciary duties under Applicable Law and (y) any such waiver is limited to the extent necessary to permit a Third Party to make an Acquisition Proposal, on a confidential basis, to the Company Board and communicate such waiver to the applicable Third Party (provided, however, that the Company shall advise Parent at least two (2) Business Days prior to taking such action), (C) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other definitive agreement with respect to any Acquisition Proposal, other than an Acceptable Confidentiality Agreement (an “Alternative Acquisition Agreement”) or (D) submit any Acquisition Proposal to the vote of the Company’s stockholders.

(b) Superior Proposals. Notwithstanding anything to the contrary contained in Section 6.01(a), if at any time prior to the adoption of this Agreement by the Required Company Stockholder Approval (i) the Company has received a bona fide written Acquisition Proposal from a Third Party that was not solicited at any time following the execution of this Agreement and did not arise from a breach of the obligations set forth in this Section 6.02 and (ii) the Company Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that (A) such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and (B) the failure to take any of the actions described in the following clauses (x), (y) or (z) would violate the directors’ fiduciary duties under Applicable Law, then the Company and its Representatives may (x) furnish non-public information, and afford access to the books, records, properties, assets, facilities and officers, employees and other personnel of the Acquired Companies, to such Third Party and its Affiliates and Representatives, (y) engage in discussions and negotiations with such Third Party and its Affiliates and Representatives with respect to the Acquisition Proposal, and (z) otherwise facilitate such Acquisition Proposal or assist such Third Party (and its Affiliates, Representatives, prospective debt and equity financing sources or their respective Representatives) with such Acquisition Proposal, in each case, if requested by such Third Party; provided that any material non-public information concerning the Acquired Companies made available to any Third Party shall, to the extent not previously made available to Parent, be made available to Parent as promptly as reasonably practicable after it is made available to such Third Party; provided, further, that the Company may not disclose any material non-public information regarding the Acquired Companies to such Person without the Company first entering into an Acceptable Confidentiality Agreement (if such Person is not already party to a confidentiality agreement with the Company). Notwithstanding anything to the contrary set forth in this Section 6.02 or elsewhere in this Agreement, the Company, its Subsidiaries and their Representatives may, in any event (without the Company Board having to make the determination in clause (ii) of the preceding sentence), contact any Third Party to (A) seek to clarify and understand the terms and conditions of any inquiry or proposal made by such Third Party solely to determine whether such inquiry or proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and (B) inform such Third Party that has made or, to the Knowledge of the Company, is considering making an Acquisition Proposal of the provisions of this Section 6.02.

(c) No Adverse Recommendation Change or Entry into an Alternative Acquisition Agreement. Except as expressly permitted by Section 6.02(e), neither the Company Board nor any committee thereof shall (i) withdraw, modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation; (ii) fail to include the Company Board Recommendation in the Proxy Statement; (iii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal made or received after the date hereof (any of the actions described in clauses (i) through (iii) of this Section 6.02(c), an “Adverse Recommendation Change”); or (iv) cause or permit the Company to enter into any Alternative Acquisition Agreement.

(d) Adverse Recommendation Change for Superior Proposal; Entry into an Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Required Company Stockholder Approval, the Company Board (or any committee thereof) may, subject to compliance with Section 6.02(e), (i) authorize the Company to terminate this Agreement pursuant to Section 9.01(i) to enter into a definitive Alternative Acquisition Agreement with respect to a Superior Proposal substantially concurrently with such termination or (ii) effect an Adverse Recommendation Change, if the Company Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that the failure to take such action would violate the directors’ fiduciary duties under Applicable Law. For the avoidance of doubt, nothing in Section 6.02(c) or this Section 6.02(d) shall be deemed to prohibit, and no Adverse Recommendation Change shall be deemed to have occurred in connection with, any of the actions permitted by Section 6.02(g).

(e) Notice of Adverse Recommendation Change. The Company Board (or any committee thereof) shall not be entitled to effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.01(i) unless (i) the Company Board (or any committee thereof) has provided, at least four (4) Business Days in advance, written notice (a “Notice of Adverse Recommendation Change”) to Parent that the Company Board (or any committee thereof) intends to take such action (it being understood that the delivery of a Notice of Adverse Recommendation Change and any amendment or update thereto and the determination to so deliver such notice, amendment or update will not, by itself, constitute an Adverse Recommendation Change), which notice includes, as applicable, written notice of the material terms of the Superior Proposal which enabled the Company Board (or any committee thereof) to make the determination that the Acquisition Proposal is a Superior Proposal and any applicable transaction and financing documents; (ii) during the four (4) Business Day period following the time of Parent’s receipt of the Notice of Adverse Recommendation Change, the Company Board (or any committee thereof) shall, and shall use commercially reasonable efforts to cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, the Commitment Letters and the Guaranty so that such Superior Proposal ceases to constitute a Superior Proposal; and (iii) following the end of the four (4) Business Day period described in the preceding clause (ii), the Company Board (or any committee thereof) shall have determined in good faith, after consultation with its independent financial advisor and outside legal counsel, taking into account any changes to this Agreement, the Commitment Letters and the Guaranty irrevocably offered in writing by Parent in response to the Notice of Adverse Recommendation Change or otherwise, that the Superior Proposal giving rise to the Notice of Adverse Recommendation Change continues to constitute a Superior Proposal. In the event of any material amendment of such Superior Proposal, the Company Board (or any committee thereof) shall be required to issue a new Notice of Adverse Recommendation Change or otherwise comply again with the requirements of this Section 6.02(e); provided, however, that for purposes of this sentence, references to the four (4) Business Day period above shall be deemed to be references to a two (2) Business Day period from the time of Parent’s receipt of the Notice of Adverse Recommendation Change.

(f) Notice. From and after the date hereof until the earlier of the Effective Time and the date, if any, on which this Agreement is validly terminated in accordance with Section 9.01, (i) as promptly as reasonably practicable (and in any event within twenty-four (24) hours) after receipt of any Acquisition Proposal or any request for non-public information or inquiry that could reasonably be expected to lead to an Acquisition Proposal, the Company shall provide Parent with a copy of such Acquisition Proposal, request or inquiry or if any such Acquisition Proposal, request or inquiry is not made in writing, a written summary of the material terms and conditions of such Acquisition Proposal, request or inquiry (including, for the avoidance of doubt, the identity of the party making such Acquisition Proposal), and (ii) the Company shall provide Parent as promptly as reasonably practicable (and in any event within twenty-four (24) hours) with written notice setting forth such information as is reasonably necessary to keep Parent reasonably informed in all material respects of material written communications regarding, and the status and material details (including material amendments or proposed material amendments) of, any such Acquisition Proposal, request or inquiry and copies of all material written correspondence and other material written materials provided to the Company or its Representatives from any Person relating to any such Acquisition Proposal. Without limiting the foregoing, the Company shall notify Parent if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(g) Certain Permitted Disclosure. Nothing contained in this Agreement shall prohibit the Company or the Company Board (or any committee thereof), directly or indirectly through its Representatives, from (i) taking and disclosing to the Company’s stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act (or any similar communication to the Company’s stockholders), (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or a factually accurate public statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or (iii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that nothing in the foregoing will be deemed to permit the Company or its Subsidiaries or the Company Board to effect an Adverse Recommendation Change other than in accordance with Section 6.02(d).

(h) Breach of Non-Solicit. Notwithstanding anything to the contrary in this Section 6.02, any action, or failure to take action, that is taken by a director or officer of the Company or any of its Subsidiaries or by any Representative of the Company or its Subsidiaries acting at the Company’s direction or on its behalf, in each case, in violation of this Section 6.02, shall be deemed to be a breach of this Section 6.02 by the Company.

Section 6.03 Access to Information. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Acquired Companies by Third Parties that may be in the Acquired Companies’ possession from time to time, during the Interim Period, the Company shall, and shall cause its Subsidiaries to, afford to Parent, Merger Sub and their respective Representatives reasonable access, during normal business hours, in such manner as to not interfere with the normal operations of the Acquired Companies, to their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers, employees and other personnel of the Acquired Companies, and shall furnish such Representatives with existing financial and operating data and other information concerning the affairs of the Acquired Companies as such Representatives may reasonably request; provided that such investigation shall only be upon reasonable notice and shall be at Parent’s sole cost and expense; provided, further, that nothing herein shall require the Acquired Companies to disclose any information to Parent or its Representatives if such disclosure would, in the reasonable judgment of the Company, (i) cause significant competitive harm to any Acquired Company if the Transactions are not consummated or result in the disclosure of trade secrets or commercially-sensitive information, (ii) violate Applicable Law or the provisions of any Contract (including any confidentiality agreement or similar agreement or arrangement) to which any Acquired Company is a party or (iii) jeopardize any attorney-client or other legal privilege (provided that in each such case, the Company shall inform (x) Parent as to the general nature of what is being withheld as a result thereof and (y) use its reasonable best efforts to provide such information, in each case of clause (x) and (y), in a manner that does not result in any such issue described in clauses (i) through (iii)); provided, further, that nothing herein shall authorize Parent or its Representatives to perform or conduct any testing involving sampling or analysis of soil, sediment, groundwater, surface water, air or wastewater emissions, building materials or other environmental media, or other similar invasive techniques, at any of the Acquired Companies’ properties. All information obtained by Parent, Merger Sub and their respective Representatives as a result of the investigation or access permitted pursuant to this Section 6.03 shall be subject to the Confidentiality Agreement. No investigation or access permitted pursuant to this Section 6.03 shall affect or be deemed to modify any representation or warranty made by the Company hereunder. Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.03 for any competitive or other purpose unrelated to the consummation of the Transactions.

Section 6.04 Minimum Cash Maintenance. During the Interim Period and as of Closing, the Company shall, and shall cause its Subsidiaries to, (a) maintain the Minimum Cash (including the restricted cash held in Subsidiaries) set forth on Section 6.04 of the Company Disclosure Letter for each of the quarters specified therein and (b) use commercially reasonable efforts to maintain the “Ending Consolidated Cash Balance” referenced in the cash forecast on Section 6.04 of the Company Disclosure Letter.

ARTICLE VII.

ADDITIONAL COVENANTS OF THE PARTIES

Section 7.01 Appropriate Action; Consents; Filings.

(a) The Company, Parent and Merger Sub shall (and shall cause their respective Subsidiaries and Affiliates to) use their respective reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under Applicable Law, including Antitrust Law, or otherwise to consummate and make effective the Transactions, as promptly as practicable, (ii) obtain from any Governmental Authorities any consents, licenses, permits, waivers, approvals, clearances, authorizations or orders required to be obtained by Parent, Merger Sub or the Company, or any of their respective Subsidiaries or Affiliates, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions and (iii) (A) as promptly as practicable, make all filings with respect to this Agreement required under the HSR Act, (B) as soon as reasonably practicable after the date hereof, make all filings, and thereafter make any other required submissions, with respect to this Agreement required under any other applicable Antitrust Laws, and (C) as promptly as practicable after the date hereof, make all filings, and thereafter make any other required submissions, with respect to this Agreement required under any other Applicable Law. The Company and Parent shall furnish to each other all information reasonably required for any application or other filing under any Applicable Law in connection with the Transactions.

(b) The Company, Parent and Merger Sub shall (and shall cause their respective Subsidiaries and Affiliates to) use their respective reasonable best efforts to, as promptly as practicable, and in any event within ten (10) Business Days after the date hereof (or such other later date agreed in writing by the Company and Parent), submit the application for FERC 203 Approval.

(c) Without limiting the generality of anything contained in this Section 7.01, each party hereto shall (and shall cause its Subsidiaries and Affiliates to): (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Proceeding by or before any Governmental Authority with respect to the Transactions; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action Proceeding; (iii) promptly inform the other parties of any substantive communication to or from any Governmental Authority regarding the Transactions; (iv) respond as promptly as practicable to any requests for information, documents or testimony received by any party from any Governmental Authority with respect to the Transactions; and (v) use reasonable best efforts to obtain the expiration or termination of all waiting periods applicable to the Transactions under the HSR Act and all other approvals, consents and clearances under any Applicable Laws necessary to consummate the Transactions. Each party hereto will, and will cause its Subsidiaries and Affiliates to, consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Authority in connection with the Transactions. In addition, except as may be prohibited by any Governmental Authority or by Applicable Law, in connection with any such request, inquiry, investigation, action or Proceeding, each party hereto will permit Representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with such request, inquiry, investigation, action or Proceeding. Parent shall, and shall cause its Subsidiaries and Affiliates to, consult with the Company before agreeing to, (1) “pull and refile,” pursuant to 16 C.F.R. § 803.12, any filing made under the HSR Act or (2) offer, negotiate or enter into any commitment or agreement, including any timing agreement, with any Governmental Authority to delay the consummation of, or not to close before a certain date, any of the Transactions. Notwithstanding the foregoing and anything to the contrary contained in this Agreement, Parent shall, on behalf of the parties hereto, control and lead all communications and strategy relating to Antitrust Laws.

(d) Parent and the Company shall (and shall cause their respective Subsidiaries and Affiliates to) cooperate in good faith with the Governmental Authorities and use their respective reasonable best efforts to undertake promptly (x) any and all action to complete lawfully the Transactions as soon as practicable (but in any event prior to the End Date) and (y) any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any Proceeding in any forum or the issuance of any Governmental Order that would (or to obtain the agreement or consent of any Governmental Authority to the Transactions the absence of which would) delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger. Notwithstanding the foregoing, in no event shall Parent, its Subsidiaries, Merger Sub, or any of their Affiliates, or any portfolio company of any investment fund affiliated with or managed by TPG Inc. be obligated to offer, propose, negotiate, agree to, consent to and effect: (i) the sale, divestiture, license or other disposition or transfer of any assets, businesses or interests; (ii) the termination, amendment or assignment of any commercial relationships, ventures, other arrangements, contractual rights or obligations; (iii) the grant of any right or commercial or other accommodation, or other contractual or other commercial relationship, to any Third Party; (iv) limitations or restrictions on Parent or any of its Subsidiaries or Affiliates with respect to the ownership, conduct or operation of any assets, businesses or interests; (v) any other change or restructuring of Parent or any of its Subsidiaries or Affiliates, or the Acquired Companies or (vi) any other remedy, condition, commitment or undertaking of any kind.

(e) Parent shall be solely responsible for and pay all filing fees in connection with obtaining the consents, approvals, authorizations and clearances described in this Section 7.01.

Section 7.02 Proxy Statement.

(a) Subject to Parent’s timely performance of its obligations under Section 7.02(b), as promptly as reasonably practicable following the date of this Agreement (and, in any event, no later than fifteen (15) Business Days after the date of this Agreement, unless the parties otherwise agree in writing), the Company shall use reasonable best efforts to prepare and cause to be filed with the SEC a proxy statement in preliminary form, as required by the Exchange Act, relating to the Company Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”). Except as contemplated by Section 6.02, the Proxy Statement shall include the Company Board Recommendation with respect to the Merger. The Company shall promptly notify Parent upon the receipt of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Proxy Statement, and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand. Each of the parties hereto shall use their commercially reasonable efforts to respond as promptly as reasonably practicable to any comments or requests from the SEC (or the staff of the SEC) with respect to the Proxy Statement. The Company shall use its commercially reasonable efforts so that the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder. The Company shall use its commercially reasonable efforts to cause the definitive Proxy Statement to be mailed to the Company’s stockholders (as of the record date established for the Company Stockholder Meeting) as promptly as reasonably practicable after the date of this Agreement, and in no event more than five (5) Business Days after the date on which the SEC confirms that it has no further comments on the Proxy Statement. Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments or requests from the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response to the extent permitted by Applicable Law and the Company shall consider in good faith the inclusion or reflection of any such comments so provided; provided, however, that the Company may amend or supplement the Proxy Statement without the review or comment of Parent in the event of an Adverse Recommendation Change in accordance with this Agreement, including Section 6.02.

(b) Parent shall, as promptly as possible, furnish to the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with preparing, filing and distributing the Proxy Statement, including such information that is required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement, and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of comments from the SEC (or the staff of the SEC). Parent will, upon reasonable request of the Company, confirm or supplement the information relating to Parent or Merger Sub supplied by it for inclusion in the Proxy Statement, such that at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Stockholder Meeting, such information shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) In accordance with the Company’s organizational documents, the Company shall use reasonable best efforts to, as promptly as reasonably practicable (but subject to the last sentence of this Section 7.02(c) and the timing contemplated in Section 7.02(a)), (x) establish a record date for and give notice of a meeting of its stockholders, for the purpose of voting upon the adoption of this Agreement (including any adjournment or postponement thereof, the “Company Stockholder Meeting”) and (y) mail the definitive Proxy Statement to the holders of Company Common Stock as of the record date established for the Company Stockholder Meeting (such date, the “Proxy Date”). The Company shall use reasonable best efforts to (i) duly call, convene and hold the Company Stockholder Meeting as promptly as reasonably practicable after the Proxy Date and (ii) unless the Company Board shall have effected an Adverse Recommendation Change in accordance with this Agreement, including Section 6.02, solicit from the holders of Company Common Stock proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of such holders required by the rules of the NYSE or Applicable Laws to obtain such approvals; provided, however, that the Company may (and shall if requested by Parent) postpone, recess or adjourn the Company Stockholder Meeting: (i) with the consent of Parent, (ii) for the absence of a quorum, (iii) to solicit additional proxies for the purpose of obtaining the Required Company Stockholder Approval, (iv) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary under Applicable Laws or fiduciary duties and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholder Meeting, or (v) as required by Applicable Law. If requested by Parent, the Company shall promptly provide, all voting tabulation reports relating to the Company Stockholder Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representatives, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the Company’s stockholders with respect thereto. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Company Stockholder Meeting if this Agreement is terminated.

(d) If at any time prior to the Effective Time any event or circumstance relating to the Company or Parent or any of the Company’s or Parent’s Subsidiaries, or their respective officers or directors, is discovered by the Company or Parent, respectively, which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, such party shall promptly inform the others. Each of Parent, Merger Sub and the Company agrees to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.

Section 7.03 Confidentiality; Public Announcements. Except as otherwise contemplated by Section 6.02(g) (and, for the avoidance of doubt, nothing herein shall limit the rights of the Company or the Company Board under Section 6.02), prior to any Adverse Recommendation Change in accordance with this Agreement, including Section 6.02, the Company, Parent and Merger Sub shall consult with each other before issuing or making, as applicable, and give each other a reasonable opportunity to review and comment upon, and shall consider in good faith the comments of the other with respect to, any press release or public announcement or other public disclosure with respect to this Agreement or the Transactions, and none of the parties hereto or their Affiliates shall issue any such press release or public announcement or make any such other public disclosure prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld or delayed), except that no such consent shall be necessary to the extent disclosure may be required by Applicable Law or applicable stock exchange rule or any listing agreement of any party hereto; provided, that such party uses commercially reasonable efforts to afford the other party a reasonable opportunity to review the content of the proposed disclosure and provide reasonable comments regarding same. Notwithstanding the foregoing, (a) the Company may, without Parent’s or Merger Sub’s consent, communicate to its employees, creditors, customers, suppliers and consultants in a manner consistent with prior communications of the Company, consistent with prior communications to which Parent or Merger Sub provided consent in accordance with this Section 7.03, or consistent with a communications plan previously agreed to by Parent and the Company in which case such communications may be made consistent with such plan, (b) this Section 7.03 shall not be deemed to restrict the Company’s or Parent’s ability to disclose information concerning this Agreement or the Transactions in connection with any dispute between the parties hereto regarding this Agreement of the Transactions and (c) Parent may, without the Company’s consent, make communications that (i)(A) are made in the ordinary course of business and (B) do not specifically relate to the signing of this Agreement or the Transactions or (ii) are to its existing or prospective general or limited partners, equity holders, members, managers and investors of Parent or any Affiliates of Parent, who have been informed of the confidential nature of such communications and who are subject to customary confidentiality restrictions. Notwithstanding anything to the contrary set forth therein or herein, the Confidentiality Agreement shall continue in full force and effect until the Closing; provided that, in the event of any inconsistency between the terms and provisions of the Confidentiality Agreement and this Section 7.03, the terms and provisions of this Section 7.03 shall control to the extent necessary to resolve such inconsistency.

Section 7.04 Indemnification of Officers and Directors.

(a) Parent shall, and shall cause the Surviving Corporation to, take all actions necessary or appropriate to ensure that, from and after the Effective Time, all rights to indemnification and exculpation (and related advancement or reimbursement of expenses) now existing in favor of (i) each present and former (in each case, as of the Effective Time) director, officer and employee of the Acquired Companies against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under or required by Applicable Law or the respective certificates of incorporation, bylaws or other organizational documents of such Acquired Companies or indemnification agreements to which any such Acquired Company is a party or otherwise bound, in each case as in effect on the date of this Agreement (collectively, the “Existing Indemnification Obligations”), and (ii) each Person entitled to such indemnification or exculpation (or related advancement or reimbursement of expenses) under the provisions of the Contracts set forth on Section 7.04(a) of the Company Disclosure Letter to the fullest extent permitted thereunder or required thereby (each such Person, a “Specified Contractually Indemnified Person” and each such Contractual provision, a “Specified Contractual Indemnification Provision”), shall continue in full force and effect in accordance with their terms. Parent also agrees to promptly advance expenses as incurred by (i) each present and former (in each case, as of the Effective Time) director, officer and employee of the Acquired Companies to the fullest extent permitted under or required by the Existing Indemnification Obligations and (ii) each Specified Contractually Indemnified Person to the fullest extent permitted under or required by the Specified Contractual Indemnification Provisions. Without limiting the foregoing, Parent shall cause the Acquired Companies (i) to maintain for a period of not less than six (6) years from the Effective Time provisions in their respective certificates of incorporation, bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Acquired Companies’ former and current officers, directors, employees, agents and Specified Contractually Indemnified Persons that are no less favorable to those Persons than the provisions of the Existing Indemnification Obligations or the Specified Contractual Indemnification Provisions, as applicable, in each case, as of the date of this Agreement and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, except, in each case, as otherwise required by Applicable Law. The foregoing notwithstanding, if any Proceeding (whether arising before, at or after the Effective Time) is asserted or made against any such person on or prior to the sixth (6th) anniversary of Closing with respect to matters subject to indemnification hereunder, Parent shall and shall cause the Surviving Corporation to take such action as may be necessary or appropriate to ensure that such rights to indemnification and exculpation (and related advancement of expenses) shall continue in effect until the final disposition thereof, even if beyond such six (6) year period.

(b) For a period of six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Acquired Companies’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage; provided, however, that (i) the Company may and (if the Company does not) Parent and the Surviving Corporation shall cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining at or prior to the Closing Date a prepaid, non-cancelable six (6)-year “tail” policy (containing terms not less favorable than the terms of such current insurance coverage) with respect to matters existing or occurring at or prior to the Effective Time (provided that in no event shall the aggregate premiums payable for such “tail” policy or policies for its or their entire period exceed an amount equal to 300% of the current aggregate annual premiums paid by the Company for the existing directors’ and officers’ liability insurance (the “Maximum Amount”); provided, further, if the amount of the aggregate premiums necessary to procure such insurance coverage exceeds the Maximum Amount, the Company or Parent and the Surviving Corporation (as applicable) shall be entitled to procure for such six (6)-year period the most advantageous policies as can be reasonably obtained for the Maximum Amount) and (ii) if any Proceeding is asserted or made against those Persons who are currently covered by the Acquired Companies’ directors’ and officers’ liability insurance policies on or prior to the sixth (6th) year anniversary of the Effective Time, any insurance required to be maintained under this Section 7.04 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.04 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent and the Surviving Corporation. In the event that Parent or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 7.04. In addition, Parent and the Surviving Corporation shall not distribute, sell, transfer or otherwise dispose of any of its assets in a manner that could reasonably be expected to render the Surviving Corporation unable to satisfy its obligations under this Section 7.04.

(d) Parent shall assume, and be jointly and severally liable for, and shall cause the Acquired Companies to honor, each of the covenants in this Section 7.04.

Section 7.05 Section 16 Matters. Prior to the Effective Time, the Company shall take such actions as are required to cause the disposition of Company Common Stock, Company PSU Awards, Company RSU Awards or other securities resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act.

Section 7.06 Stockholder Litigation. Prior to the Effective Time, the Company shall give Parent prompt notice of, and the opportunity to participate in (but not direct or control), at Parent’s expense, the defense and settlement of any stockholder litigation brought or, to the Company’s Knowledge, threatened against the Company or its directors or officers relating to this Agreement or the Transactions (a “Stockholder Litigation”). The Company shall keep Parent reasonably informed on a current basis regarding any Stockholder Litigation, whether commenced prior to or after the execution and delivery of this Agreement and shall give consideration to Parent’s advice with respect to such litigation. The Company shall not settle any Stockholder Litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned). For purposes of this Section 7.06, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions and proceedings with respect to any Stockholder Litigation (to the extent that the attorney-client privilege between the Company and its counsel is not lost or diminished), and Parent may offer comments or suggestions with respect to any such Stockholder Litigation (which the Company shall consider in good faith the inclusion or implementation of any such comments or suggestions) but will not be afforded any decision-making power or other authority over such litigation except as set forth in this Section 7.06.

Section 7.07 Employee Matters.

(a) For a period of twelve (12) months following the Effective Time (or until the date of termination of the relevant Continuing Employee, if earlier) (such period, the “Continuation Period”), Parent and the Surviving Corporation shall provide each Continuing Employee with (i) an annual base salary or hourly wage rate (as applicable) at least equal to the annual base salary or hourly wage rate (as applicable) provided to such Continuing Employee immediately prior to the Effective Time, (ii) annual cash bonus or other short-term cash incentive opportunities that are no less favorable than the annual cash bonus or other short-term cash incentive opportunities (excluding equity and equity-based compensation opportunities) provided to such Continuing Employee immediately prior to the Effective Time and (iii) employee and fringe benefits (including vacation/leave, health, welfare and retirement benefits, but excluding any equity or equity-based compensation, nonqualified deferred compensation, severance, retention, cash incentive, bonus, change in control, transaction, defined benefit pension and post-employment welfare benefits) at least as favorable, in the aggregate, as those provided to such Continuing Employee immediately prior to the Effective Time under the Plans set forth on Section 4.16(a) of the Company Disclosure Letter. In addition, during the Continuation Period, Parent and the Surviving Corporation shall provide each Continuing Employee with severance benefits and protections that are no less favorable than those provided to such Continuing Employee immediately prior to the Effective Time (if any) under the applicable Plan set forth on Section 4.16(a) of the Company Disclosure Letter, taking into account such Continuing Employee’s additional period of service and increases in compensation following the Closing. For any Continuing Employees who have historically received an annual equity award as a portion of their overall compensation, Parent will take into account any such historical equity awards issued to such Continuing Employee and disclosed to Parent prior to the date of this Agreement when evaluating the compensation and benefits offered by Parent and the Surviving Corporation. For clarity, the covenants in this Section 7.07(a) will apply with respect to the compensation and benefits (including severance) set forth in the offer letter for each individual who has signed an employment offer letter with an Acquired Company but who has not commenced employment with an Acquired Company as of the Effective Time.

(b) Effective as of the Effective Time and thereafter, Parent shall recognize, or shall cause the Surviving Corporation to recognize, each Continuing Employee’s employment or service with any Acquired Company (including any current or former Affiliate thereof or any predecessor of such Acquired Company) prior to the Closing for purposes of determining, as applicable, eligibility for participation, vesting (other than vesting of future equity awards), entitlement of the Continuing Employee and future vacation accruals under all employee benefit plans maintained by the Surviving Corporation, any of its Affiliates or Parent in which Continuing Employees are permitted to participate, including vacation plans or arrangements, 401(k) or other retirement plans and any severance or welfare plans, in each case, to the same extent such service was recognized under a comparable Plan for the same purposes prior to the Closing, but not for accrual of or entitlement to pension benefits or post-employment welfare benefits, or to the extent such recognition would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, effective as of the Effective Time and thereafter, Parent shall, or shall cause the Surviving Corporation to use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations, eligibility waiting periods, actively at work requirements, evidence of insurability requirements or required physical examinations under any health or similar plan of the Surviving Corporation, any of its Affiliates or Parent in which Continuing Employees are eligible to participate to be waived with respect to Continuing Employees and their eligible dependents, except to the extent that any waiting period, exclusions or requirements still applied to such Continuing Employee under the comparable Plan in which such Continuing Employee participated immediately before the Effective Time, and (ii) use commercially reasonable efforts to fully credit each Continuing Employee with all deductible payments, co-payments and other out-of-pocket expenses incurred by such Continuing Employee and his or her covered dependents under the group medical, dental, pharmaceutical and vision Plans of the Acquired Companies prior to the Closing during the plan year in which the Closing occurs for the purpose of determining the extent to which such Continuing Employee has satisfied the corresponding deductible, co-payments, or maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year under any comparable medical, dental, pharmaceutical or vision benefit plan of the Surviving Corporation, any of its Affiliates or Parent that replaces such Plan, as if such amounts had been paid in accordance with such plan.

(c) In the event the Closing Date occurs prior to the payment of bonuses under the Company’s 2024 annual bonus program, Parent shall cause each Continuing Employee to be paid such Continuing Employee’s 2024 annual bonus pursuant to the terms and conditions set forth in such program consistent with the Acquired Companies’ past practice. Such annual bonuses shall be paid no later than April 10, 2025, subject to the Continuing Employee’s continued employment through the payment date; provided, however, that a Continuing Employee shall remain entitled to such Continuing Employee’s 2024 annual bonus if such Continuing Employee dies or his or her employment is terminated due to Disability or without Cause, in any event, prior to the payment date. For purposes of this Section 7.07(c), “Disability” and “Cause” shall have such meanings as are contained in the Company Stock Plan.

(d) The provisions of this Section 7.07 are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 7.07 shall create such rights in any such Persons. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of Parent or the Surviving Corporation, as applicable, to terminate the employment of any Continuing Employee at any time and for any reason; (ii) require Parent or the Surviving Corporation, as applicable, to continue any Plans, or other employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Effective Time; or (iii) amend, terminate, establish or create any Plans or other employee benefit plans or arrangements.

Section 7.08 Third Party Consents. Notwithstanding anything to the contrary in this Agreement, in no event shall the Company or any of its Subsidiaries be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals required in order to consummate the Transactions pursuant to the terms of any Contract to which the Company or any of its Subsidiaries is a party, other than any such expenses, fees or concessions paid or granted in connection with the Required Debt Consents or the Other Debt Consents.

Section 7.09 Notices of Certain Events. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement or the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, Merger Sub, the Surviving Corporation or Parent and (b) any Proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement or the Transactions. Prior to the Effective Time, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company upon becoming aware that (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that any relevant conditions to Closing set forth in Article VIII would reasonably be expected to be incapable of being satisfied by the End Date or (ii) it has failed to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. No notification under this Section 7.09 shall affect the representations or warranties of the notifying party or the conditions to the obligations of the parties under this Agreement or limit or otherwise affect the remedies available hereunder.

Section 7.10 Stock Exchange Delisting. The Surviving Corporation shall cause the Company’s securities to be delisted from the NYSE and deregistered under the Exchange Act as promptly as practicable following the Effective Time in compliance with Applicable Law, and prior to the Effective Time, the Company shall reasonably cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Law and rules and policies of the NYSE to enable such delisting and deregistration of the Company’s securities by the Surviving Corporation. If the Surviving Corporation is required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and which falls on a date within the fifteen (15) days following the Closing Date, the Company shall make available to Parent, at least two (2) Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report required to be filed during such period.

Section 7.11 Merger Sub. Parent will take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business, or incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement, including any activities related to or in furtherance of the Financings or otherwise related to maintaining its organizational matters.

Section 7.12 Approvals by Parent Pending the Merger. Immediately following the execution of this Agreement, Parent shall, as the sole stockholder of Merger Sub, adopt and approve and approve this Agreement and the transactions contemplated hereby.

Section 7.13 Anti-Takeover Laws. Each of Parent and the Company and the Company Board will (a) take all actions within their power to ensure that no Takeover Statute is or becomes applicable to this Agreement, the Company Support Agreements, the Rollover Agreement or the Transactions, and (b) if any Takeover Statute becomes applicable to this Agreement, the Company Support Agreements, the Rollover Agreement or the Transactions, take all action within their power to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger.

Section 7.14 Debt Financing Cooperation.

(a) The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to, on a timely basis, provide (or cause its Subsidiaries to provide) all such cooperation in connection with obtaining the Debt Financings as is reasonably requested by Parent; provided that the Company shall in no event be required to provide (or cause its Subsidiaries to provide) such cooperation that shall unreasonably interfere with its or its Subsidiaries’ business operations. Without limiting the generality of the foregoing, such cooperation shall include, but not be limited to, using commercially reasonable efforts to do the following, each of which shall be at Parent’s reasonable request with reasonable prior notice and at Parent’s sole cost and expense:

(i) furnish, or cause to be furnished, to Parent the Required Information and other pertinent information reasonably necessary to assist Parent in preparing financial statements and financial data of the type customarily required in financings such as the Debt Financings;

(ii) deliver to Parent the Financing Deliverables;

(iii) cause the participation by senior management of the Company in (A) the negotiation of the Debt Financing Documents and (B) a reasonable number of meetings (including with prospective lenders and rating agencies), drafting sessions, presentations, “road shows” and reasonable and customary due diligence sessions, in each case at mutually agreeable times and places and with reasonable advance notice, and otherwise reasonably cooperate with such other marketing efforts, including as is contemplated by the Debt Commitment Letter;

(iv) furnish customary authorization letters, confirmations and undertakings in connection with the Required Information (including with respect to the presence or absence of material non-public information and the accuracy of the information contained therein); provided that such letters and confirmations provide that (A) the Company and its affiliates shall not have any liability of any kind or nature resulting from the use of such information or otherwise in connection with any syndication or other marketing efforts except for liability under the Debt Financing Documents executed on the Closing Date, (B) the recipient of such letters of authorizations agrees that it shall be entitled to rely only on the representations and warranties contained in Debt Financing Documents, and (C) any representation regarding the accuracy of information shall be substantially consistent with the corresponding representation in the Debt Commitment Letter;

(v) furnish information regarding the Company and its Subsidiaries reasonably necessary to assist Parent in the preparation of financial information (including pro forma financial information, projections, financial estimates and forecasts) and financial statements to the extent reasonably required by the Financing Sources to be included in any bank information memoranda, confidential information memoranda or other similar marketing documents;

(vi) assist Parent and the Financing Sources in the preparation of syndication documents for any portion of the Debt Financings and materials for rating agency presentations and providing customary authorization letters related thereto;

(vii) assist in identifying whether any information would constitute “material non-public information” with respect to the Company or its Subsidiaries;

(viii) take corporate actions reasonably necessary to permit the consummation of the Debt Financings and any related actions;

(ix) execute and deliver definitive financing documents as may be required by the Debt Financings and any related schedules, annexes and exhibits thereto;

(x) deliver or cause the delivery of customary legal opinions and solvency certificates in connection with the Debt Financings;

(xi) assist with the pledge of collateral and the grant of guaranties in the connection with the Debt Financings;

(xii) distribute the proceeds of the Debt Financing in clause (i) of the definition thereof in compliance with all applicable terms and conditions and as necessary for purposes of financing the Transactions including (A) payment of a portion of the Merger Consideration and RSU Consideration to which holders of Company Common Stock and Company Compensatory Awards will be entitled at the Effective Time pursuant to this Agreement, (B) the repayment or refinancing of the APAGH Term Loan and (C) the payment of all fees or expenses required to be paid by Parent or Merger Sub in connection with the Transactions; and

(xiii) assist Parent in connection with (A) the process of obtaining the Other Debt Consents and (B) if any such Other Debt Consent is not obtained, as applicable, or any of the APAGH Term Loan or APAG Revolver is not refinanced prior to Closing, as applicable: (w) the process of prepayment and termination of the APAGH Term Loan, including delivery of required notices, (x) the process of prepayment and termination of the APAG Revolver, including delivery of required notices, (y) the extension of the maturity of the APAG Revolver on terms reasonably satisfactory to Parent or (z) the process of cash collateralizing certain letters of credit under the API L/C Facility and replacing certain other letters of credit with new letters of credit under the APAG Revolver or another facility;

provided that notwithstanding anything in this Section 7.14 to the contrary, (1) neither the Company nor any of its Affiliates will be required to make any filings with the SEC in connection with the Debt Financings (other than in any applicable proxy statement or Current Report on Form 8-K or as otherwise may be required by Applicable Law or regulation); (2) nothing in this Section 7.14 shall require any such action to the extent it (I) would unreasonably interfere with the business or operations of the Acquired Companies or require the Acquired Companies to agree to pay any fees, reimburse any expenses or incur any liability or obligation (including any indemnification obligation) in any case prior to the Closing, (II) could subject any director, manager, officer or employee of any Acquired Company to any actual or potential personal liability, (III) could cause any representation or warranty in this Agreement to be breached, cause any condition to the Closing to fail to be satisfied or otherwise cause any breach of this Agreement, (IV) would require the delivery of any accountants’ comfort letters or reliance letters or (V) would require the Company, any Company Party or their respective Representatives or financing sources to approve, execute or deliver any Debt Financing Document that, in each case, is not effective or conditioned, as applicable, upon the Closing or that would not terminate without liability to such Persons or any of their Affiliates upon the termination of this Agreement; (3) the Company’s obligations under this Section 7.14 shall be subject to the Financing Sources being bound by confidentiality agreements in accordance with customary market practice; and (4) none of the Acquired Companies shall be required to provide any information to the extent it (I) would, in the reasonable judgment of the Company, (x) cause significant competitive harm to any Acquired Company if the Transactions are not consummated or result in the discovery of trade secrets or commercially sensitive information, (y) violate Applicable Law or the provisions of any Contract (including any confidentiality agreement or similar agreement or arrangement) to which any Acquired Company is a party or any organizational document applicable to any Acquired Company, or (z) jeopardize any attorney-client or other legal privilege, or (II) not be produced in the ordinary course of business and cannot be produced or provided without unreasonable cost or expense;

(b) The Company shall have the right to review and comment on marketing materials used in connection with the arrangement of the Debt Financings prior to the dissemination of such materials to potential lenders or other counterparties to any proposed financing transaction (or filing with any Governmental Authority); provided that the Company shall communicate in writing its comments, if any, to Parent and its counsel within a reasonable period of time under the circumstances and consistent with the time accorded to other participants who were asked to review and comment on such marketing materials. The Company and its Affiliates shall not be required to agree to any contractual obligation relating to the Debt Financings that is not conditioned upon the Closing and that does not terminate without liability to the Company and its Affiliates upon the termination of this Agreement. The Company hereby consents to the use of its and its Subsidiaries’ logos by Parent and any Financing Source in connection with the Debt Financings, provided that (i) such logos are used solely in a customary manner that is not intended to or reasonably likely to materially harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and on such other customary terms and conditions as the Company may reasonably impose and (ii) the Parent shall provide the Company with a reasonable opportunity to review any documents, communications or other materials in connection with which such logo is used, and consider in good faith the reasonable comments of the Company, prior to the distribution, disclosure or use thereof.

(c) Parent shall indemnify and hold harmless the Acquired Companies, and each of their respective directors, officers, employees, agents and other Representatives, from and against any and all liabilities, costs or expenses suffered or incurred in connection with its or their cooperation related to the Debt Financings or any information, assistance or activities provided in connection therewith, in each case, except to the extent that any such liabilities, costs or expenses are suffered or incurred as a result of the Company’s (or any of its Subsidiaries’) gross negligence, bad faith, fraud, willful misconduct, material breach of this Agreement or arise out of a material misstatement in or failure to state a material fact pertinent to the information provided by or on behalf of the Company pursuant to this Agreement, as applicable. Parent shall promptly reimburse the Acquired Companies for any and all reasonable and documented out-of-pocket third party costs and expenses incurred by the Acquired Companies and each of their respective directors, officers, employees, agents and other Representatives in connection with the Debt Financings or such assistance.

(d) Notwithstanding anything to the contrary herein, (i) it is understood and agreed that the condition precedent set forth in Section 8.02(b), as applied to the Company’s obligations under this Section 7.14, shall be deemed to be satisfied unless the Debt Financings have not been obtained as a result of the Company’s bad faith or willful and material breach of its obligations under this Section 7.14 and (ii) Parent and Merger Sub each acknowledges and agrees that obtaining the Debt Financings is not a condition to any of their obligations under this Agreement. If the Debt Financings have not been obtained, Parent and Merger Sub shall continue to be obligated, until such time as this Agreement is validly terminated in accordance with its terms and subject to the waiver or fulfillment of the conditions set forth herein, to complete the Transactions.

(e) Parent shall consult with and keep the Company informed in reasonable detail of the status of Parent’s efforts to arrange the Financing.

Section 7.15 Financing. Subject to the terms and conditions set forth herein, Parent shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to consummate the Equity Financing on or prior to the Closing Date in accordance with the terms, and subject to the conditions, set forth in the Equity Commitment Letter. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 7.15 will require, and in no event will the reasonable best efforts of Parent be deemed or construed to require Parent to (a) bring any enforcement action against any source of the Equity Financing to enforce its rights pursuant to the Equity Commitment Letter (it being understood and agreed that Parent will seek to enforce, including by bringing suit for specific performance, the Equity Commitment Letter if the Company seeks and is granted a decree of specific performance of the obligation to consummate the Merger); or (b) seek the Equity Financing from any source other than a counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter.

Section 7.16 Payoff Indebtedness. Unless the applicable Other Debt Consents have been obtained, at least one (1) Business Day prior to Closing, the Company shall deliver to Parent a copy of an executed Payoff Letter for the APAGH Term Loan or the APAG Revolver, as applicable. Contemporaneously with the Closing, if the applicable Other Debt Consents have not been obtained, Merger Sub shall use a portion of the proceeds from the Financings to pay (or cause to be paid) to the lenders and other financial institutions under the APAGH Term Loan or the APAG Revolver, as applicable, the amount specified in the applicable Payoff Letter with respect thereto (including after giving effect to any per diem amount specified therein, to the extent applicable) in cash in immediately available funds to the bank account(s) specified therein to discharge all obligations of the Acquired Companies outstanding under the APAGH Term Loan or the APAG Revolver, as applicable, and to terminate any commitments thereunder.

ARTICLE VIII.

CONDITIONS TO THE TRANSACTION

Section 8.01 Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or written waiver by all parties, if permissible under Applicable Law) at or prior to the Closing of each of the following conditions:

(a) Required Company Stockholder Approval. The Required Company Stockholder Approval shall have been obtained.

(b) Regulatory Approvals. (i) All waiting periods (and any extensions thereof) applicable to the consummation of the Transactions under the HSR Act, and any commitment to, or agreement with, any Governmental Authority to delay the consummation of, or not to consummate before a certain date, the Merger, shall have expired or been terminated and (ii) the clearances, approvals, authorizations and consents set forth on Schedule B hereto shall have been obtained.

(c) No Governmental Order or Applicable Law. The consummation of the Transactions, including the Merger, shall not then be enjoined, prohibited or made unlawful by any Governmental Order or other Applicable Law (whether temporary, preliminary or permanent) that is in effect.

Section 8.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or waiver by each of Parent and Merger Sub, if permissible under Applicable Law), at or prior to the Closing, of the following further conditions:

(a) Representations and Warranties.

(i) Each of the Company Fundamental Representations (other than the representations and warranties made by the Company in Section 4.05(a) (Capitalization)) shall be true and correct as of the Closing Date as if made on the Closing Date (except for any such Company Fundamental Representations that speak as of a particular date, which shall be true and correct only as of such date);

(ii) The representations and warranties made by the Company in Section 4.5(a) (Capitalization) shall be true and correct in all respects, except for any de minimis inaccuracies, as of the Closing Date as if made on the Closing Date (except for any such representations and warranties that speak as of a particular date, which shall be true and correct in all respects, except for any de minimis inaccuracies, only as of such date); and

(iii) Each of the representations and warranties made by the Company in this Agreement other than the Company Fundamental Representations (without giving effect to any references to any “Company Material Adverse Effect” or other “materiality” qualifications) shall be true and correct in all respects as of the Closing Date as if made on the Closing Date (except for representations and warranties that speak as of a particular date, which shall be true and correct in all respects only as of such date), in each case, except where the failure to be so true and correct has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Covenants. Each of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) No Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred.

(d) Required Debt Consents. The Required Debt Consents shall have been obtained.

(e) Company Closing Certificate. Parent shall have received a certificate executed on behalf of the Company by its authorized representative (the “Company Closing Certificate”) to the effect that the conditions set forth in Sections 8.02(a) (Representations and Warranties), 8.02(b) (Covenants), 8.02(c) (No Company Material Adverse Effect) and Section 8.02(d) (Required Debt Consents) have been satisfied.

Section 8.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver by the Company, if permissible under Applicable Law), at or prior to the Closing, of the following further conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties made by Parent and Merger Sub in Sections 5.01 (Corporate Existence and Power), 5.02 (Corporate Authorization) and 5.06 (No Brokers) (collectively, the “Parent Fundamental Representations”) shall be true and correct as of the Closing Date as if made on the Closing Date, except for Parent Fundamental Representations that speak as of a particular date, which shall be true and correct only as of such date; and

(ii) Each of the representations and warranties made by Parent and Merger Sub in this Agreement other than the Parent Fundamental Representations (without giving effect to any references to materiality qualifications) shall be true and correct in all respects as of the Closing Date as if made on the Closing Date (except for representations and warranties that speak as of a particular date, which shall be true and correct in all respects only as of such date), in each case, except where the failure to be so true and correct has not had and would not reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger or perform their respective obligations under this Agreement.

(b) Covenants. Each of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) Parent Closing Certificate. The Company shall have received a certificate executed on behalf of Parent by its authorized representative and to the effect that the conditions set forth in Sections 8.03(a) (Representations and Warranties) and 8.03(b) (Covenants) have been satisfied (the “Parent Closing Certificate”).

ARTICLE IX.

TERMINATION

Section 9.01 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time notwithstanding receipt of the Required Company Stockholder Approval (except as expressly noted), only as follows:

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if the Closing shall not have occurred on or before 5:00 p.m. (Eastern time) on November 5, 2025 (the “End Date”), whether such date is before or after the date of the receipt of Required Company Stockholder Approval; provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(b) may not be exercised by any party whose failure to perform any covenant or obligation under this Agreement has been the principal cause of, or resulted in, the failure of the Closing to have occurred on or before the End Date;

(c) by either the Company or Parent, if any Governmental Authority shall have issued, entered, enacted or promulgated a Governmental Order or other Applicable Law permanently enjoining or otherwise permanently prohibiting or making unlawful, the consummation of the Transactions, including the Merger, and such Governmental Order or other Applicable Law shall, if applicable, have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(c) may not be exercised by any party whose failure to perform any covenant or obligation under Section 7.01 has been the principal cause of, or resulted in, the failure of the condition set forth in Section 8.01(c) (No Governmental Order or Other Applicable Law);

(d) by either the Company or Parent, if (i) the Company Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s stockholders shall have voted on a proposal to adopt this Agreement and (ii) this Agreement shall not have been adopted at such meeting (and shall not have been adopted at any adjournment or postponement thereof) by the Required Company Stockholder Approval;

(e) by Parent, if there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 8.02(a) (Representations and Warranties) and Section 8.02(b) (Covenants) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then such termination shall become effective only if the Terminating Company Breach is not cured prior to the End Date or, if curable prior to the End Date, has not been cured by the earlier of (i) forty-five (45) days after Parent has given written notice of such breach to the

Company and (ii) two (2) Business Days prior to the End Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(e) if Parent or Merger Sub is then in material breach of any of its material obligations under this Agreement such that the conditions set forth in Section 8.03(a) (Representations and Warranties) and Section 8.03(b) (Covenants) could not be satisfied at the Closing;

(f) by the Company, if there is any breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement such that the conditions set forth in Section 8.03(a) (Representations and Warranties) and Section 8.03(b) (Covenants) would not be satisfied at the Closing (a “Terminating Parent Breach”), except that, if such Terminating Parent Breach is curable by Parent or Merger Sub through the exercise of its reasonable best efforts, then such termination shall become effective only if the Terminating Parent Breach is not cured prior to the End Date or, if curable prior to the End Date, has not been cured by the earlier of (i) forty-five (45) days after the Company has given written notice of such breach to Parent and (ii) two (2) Business Days prior to the End Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(f) if the Company is then in material breach of any of its material obligations under this Agreement such that the conditions set forth in Section 8.02(a) (Representations and Warranties) and Section 8.02(b) (Covenants) could not be satisfied at the Closing;

(g) by Parent, if, prior to receipt of the Required Company Stockholder Approval, an Adverse Recommendation Change shall have occurred (whether or not such Adverse Recommendation Change is permitted by this Agreement); provided that Parent’s right to terminate this Agreement pursuant to this Section 9.01(g) shall expire at 5:00 p.m. (Eastern time) on the fifteenth (15th) Business Day following the date on which such Adverse Recommendation Change occurs;

(h) by Parent, if, prior to receipt of the Required Company Stockholder Approval, the Company materially breaches the provisions of Section 6.02;

(i) by the Company, at any time prior to the receipt of the Required Company Stockholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal; provided, that the Company has complied with the provisions of Section 6.02 in all material respects and that it pays to Parent the Company Termination Fee in accordance with Section 9.03; or

(j) by the Company, if (i) all of the conditions set forth in Section 8.01 and Section 8.02 (other than conditions which are to be satisfied by actions taken at the Closing) have been satisfied or waived, (ii) Parent fails to consummate the Closing on the date the Closing should have occurred pursuant to Section 2.01, (iii) the Company has delivered to Parent an irrevocable notice that (A) it stands ready, willing and able to consummate the Closing on the date such notice is delivered and through the end of the next three (3)-Business Day period and (B) all of the conditions set forth in Section 8.03 (other than conditions that are to be satisfied by actions taken at the Closing) have been satisfied or waived and (iv) Parent fails to consummate the Closing within three (3) Business Days following receipt of such notice from the Company described in the foregoing clause (iii).

The party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall deliver written notice of such termination to the other party setting forth in reasonable detail the clause(s) of this Section 9.01 under which such party is terminating this Agreement.

Section 9.02 Effect of Termination. Except as otherwise set forth in this Section 9.02 and Section 9.03, in the event of the valid termination of this Agreement in accordance with Section 9.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or equityholders, whether arising before or after such termination, based on, arising out of or relating to this Agreement, the Transactions, or the negotiation, execution, performance or subject matter hereof or thereof (whether in contract, tort or otherwise, or whether at law, including common law or by statute or in equity), other than liability of the Company, Parent or Merger Sub (in each case subject to Section 9.03), as the case may be, for any Fraud or willful breach of this Agreement occurring prior to such termination. In determining liabilities, losses or damages recoverable upon termination by a party hereto arising out of the other party’s Fraud or willful breach of this Agreement, the parties hereto acknowledge and agree that such liabilities, losses or damages (i) shall not be limited to reimbursement of expenses or out-of-pocket costs, and (ii) in the case such liabilities, losses or damages are payable by Parent or Merger Sub, may include, pursuant to Section 261(a)(1) of the DGCL, an amount representing the benefits of the lost premium payable to the holders of Company Common Stock and the holders of Company Compensatory Awards, taking into consideration all relevant matters, including the aggregate Merger Consideration that such holders would be entitled to receive if the Merger were consummated pursuant to the terms of this Agreement (such liabilities, losses or damages, the “Benefit of the Bargain Damages”). For the avoidance of doubt, (i) only the Company (and not the holders of Company Common Stock or the holders of Company Compensatory Awards) may, in its sole and absolute discretion, bring an action pursuing liability for the Benefit of the Bargain Damages on behalf of the holders of Company Common Stock and the holders of Company Compensatory Awards and (ii) only the Company may retain, without distribution to such holders, any Benefit of the Bargain Damages received. The provisions of Section 7.03 (Confidentiality; Public Announcements), Section 7.14(c) (Debt Financing Cooperation), this Section 9.02 (Effect of Termination), Section 9.03 (Expenses; Termination Fee), Article X (Miscellaneous) and the Confidentiality Agreement, shall survive any termination of this Agreement in accordance with their respective terms.

Section 9.03 Expenses; Termination Fee.

(a) Except as set forth in Section 7.01 and this Section 9.03, each party hereto shall bear its own expenses incurred in connection with this Agreement and the Transactions whether or not such Transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however, that in the event that the Transactions are not consummated, Parent shall pay all fees and expenses in connection with any financing arrangements, regardless of whether such financing fees and expenses were to be incurred by the Company or any of its Subsidiaries; provided, further, that except as set forth in Section 3.03(e), each of Parent and the Company shall bear and timely pay fifty percent (50%) of all Transfer Taxes and shall prepare and timely file, at its expense, all Tax Returns and other documentation with respect to such Transfer Taxes. Notwithstanding the foregoing and except in the event of Fraud or willful breach by or on behalf of Parent or Merger Sub, in the event this Agreement is terminated by either Parent or the Company pursuant to Section 9.01(d) (No Required Company Stockholder Approval), then the Company shall pay to Parent the Expenses. Any Expenses due under this Section 9.03(a) shall be paid no later than five (5) Business Days after receipt of documentation supporting such Expenses.

(b) If, but only if, this Agreement is validly terminated:

(i) (A) by Parent or the Company pursuant to Section 9.01(d) (No Required Company Stockholder Approval) and (B) (1) an Acquisition Proposal has been made to the Company after the date hereof and has not been withdrawn prior to the date of the Company Stockholder Meeting (including any adjournments and postponements thereof), (2) such Acquisition Proposal was publicly disclosed prior to the date of the Company Stockholder Meeting (including any adjournments and postponements thereof) and (3) within twelve (12) months of the valid termination of this Agreement, the Company enters into a definitive agreement for the consummation of such Acquisition Proposal and such Acquisition Proposal is subsequently consummated (regardless of whether such consummation occurs within the twelve (12)-month period), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee within five (5) Business Days after the date on which such Acquisition Proposal is consummated (provided, however, that for purposes of this Section 9.03(b)(i), the references to “fifteen percent (15%) or more” in the definition of Acquisition Proposal shall be deemed to be references to “all or substantially all”);

(ii) (A) (1) by the Company pursuant to Section 9.01(b) (End Date) at a time when Parent would be permitted to terminate this Agreement pursuant to Section 9.01(e) (Terminating Company Breach) or (2) by Parent pursuant to Section 9.01(e) (Terminating Company Breach), (B) following the execution of this Agreement and on or before the date of any such termination, an Acquisition Proposal shall have been announced, disclosed or otherwise communicated to the Company Board and not withdrawn without qualification prior to the date of such termination and (C) within twelve (12) months of the valid termination of this Agreement, the Company enters into a definitive agreement for the consummation of such Acquisition Proposal and such Acquisition Proposal is subsequently consummated (regardless of whether such consummation occurs within the twelve (12)-month period), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee within five (5) Business Days after the date on which such Acquisition Proposal is consummated (provided, however, that for purposes of this Section 9.03(b)(ii), the references to “fifteen percent (15%) or more” in the definition of Acquisition Proposal shall be deemed to be references to “all or substantially all”);

(iii) by Parent pursuant to Section 9.01(g) (Adverse Recommendation Change) or Section 9.01(h) (Breach of Non-Solicit), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee within five (5) Business Days following such termination;

(iv) by Parent or the Company pursuant to Section 9.01(b) (End Date) and at the time of such termination, (A) the Required Company Stockholder Approval shall not have been obtained and (B) Parent would have been permitted to terminate this Agreement pursuant to Section 9.01(g) (Adverse Recommendation Change) or Section 9.01(h) (Breach of Non-Solicit), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee within five (5) Business Days following such termination; or

(v) by the Company pursuant to Section 9.01(i) (Superior Proposal), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee within five (5) Business Days following such termination.

(c) Notwithstanding anything to the contrary in this Agreement, but subject to Section 10.02, Parent’s right to receive from the Company the Company Termination Fee or Expenses, as applicable, shall, in circumstances in which the Company Termination Fee or Expenses, as applicable, are owed, constitute the sole and exclusive remedy of Parent and Merger Sub against (A) the Company and (B) any of the Company’s former, current and future Affiliates, assignees, stockholders, controlling Persons, directors, officers, employees, agents, attorneys and other Representatives (the Persons described in clauses (A) and (B), collectively, the “Company Parties”) for any breach, loss or damage suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of the Company Termination Fee or Expenses, as applicable, and the Enforcement Expenses, if any, no Person shall have any rights or claims against the Company Parties under this Agreement or otherwise, whether at law or equity, in contract in tort or otherwise, and the Company Parties shall not have any other liability relating to or arising out of this Agreement or the Transactions; provided, however, that no such payment shall relieve the Company of any liability or damages to Parent or Merger Sub as a result of Fraud or a willful breach of any covenant, agreement or obligation by the Company (in which case only the Company shall be liable for damages for such Fraud or willful breach). Nothing in this Section 9.03(c) shall in any way expand or be deemed or construed to expand the circumstances in which the Company or any other Company Party may be liable under this Agreement or the Transactions (including the Debt Financings). For the avoidance of doubt, while Parent or Merger Sub may pursue both a grant of an injunction, specific performance or other equitable relief as contemplated by Section 10.02 and the payment of the Company Termination Fee pursuant to Section 9.03(b) under no circumstances shall Parent or Merger Sub be permitted or entitled to receive both a grant of an injunction, specific performance or other equitable relief as contemplated by Section 10.02 and monetary damages, including all or any portion of the Company Termination Fee, or to receive the Company Termination Fee or the Expenses, as applicable, more than once. Except in the event of Fraud or willful breach, it is further agreed and understood that the maximum aggregate liability of the Company and any of the Company Parties for monetary damages relating to or arising out of this Agreement or the Transactions, including in respect of any damages awarded in lieu of a grant of specific performance, will not exceed, in the aggregate, the sum of the Company Termination Fee and the Enforcement Expenses.

(d) If, but only if, this Agreement is validly terminated by the Company pursuant to Section 9.01(j) (Parent Failure to Close), or Parent pursuant to Section 9.01(b) (End Date) at a time when the Company is otherwise entitled to terminate pursuant to Section 9.01(j) (Parent Failure to Close), then Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee within five (5) Business Days following such termination.

(e) Notwithstanding anything to the contrary in this Agreement (other than Section 7.14(c)), but subject to Section 10.02, the Company’s right to receive from Parent the Parent Termination Fee shall, in circumstances in which the Parent Termination Fee is owed, constitutes the sole and exclusive remedy of the Company against (A) Parent, (B) Merger Sub and (C) any of Parent’s and Merger Sub’s former, current and future Affiliates, assignees, equityholders, controlling Persons, directors, officers, employees, agents, attorneys and other Representatives (the Persons described in clauses (A), (B) and (C), collectively, the “Parent Parties”) and (D) any Financing Source, in each case for any breach, loss or damage suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of the Parent Termination Fee and the Enforcement Expenses, if any, no Person shall have any rights or claims against the Parent Parties or any Financing Source under this Agreement or otherwise, whether at law or equity, in contract in tort or otherwise, and the Parent Parties and the Financing Source shall not have any other liability relating to or arising out of this Agreement, the Commitment Letters or the Transactions, except in the case of the Parent Parties in respect of the obligations set forth in Section 7.14(c); provided, however, that no such payment shall relieve Parent of any liability or damages to the Company as a result of Fraud or a willful breach of any covenant, agreement or obligation by Parent (in which case only Parent shall be liable for damages for such Fraud or willful breach). Nothing in this Section 9.03(e) shall in any way expand or be deemed or construed to expand the circumstances in which Parent, any other Parent Party or the Financing Sources may be liable under this Agreement or the Transactions. For the avoidance of doubt, while the Company may pursue both a grant of an injunction, specific performance or other equitable relief as contemplated by Section 10.02 and the payment of the Parent Termination Fee pursuant to Section 9.03(d), as the case may be, under no circumstances shall the Company be permitted or entitled to receive both a grant of an injunction, specific performance or other equitable relief as contemplated by Section 10.02 and monetary damages, including all or any portion of the Parent Termination Fee, or to receive the Parent Termination Fee more than once. Except in the event of Fraud or willful breach, and except in respect of the obligations set forth in Section 7.14(c), it is further agreed and understood that the maximum aggregate liability of Parent and any of the Parent Parties for monetary damages relating to or arising out of this Agreement or the Transactions, including in respect of any damages awarded in lieu of a grant of specific performance will not exceed, in the aggregate, the sum of the Parent Termination Fee and the Enforcement Expenses.

(f) Each of the Company, Parent and Merger Sub acknowledge and agree that the agreements contained in Sections 9.02 and 9.03 are an integral part of the Transactions, and that, without these agreements, neither Parent nor Merger Sub nor the Company would enter into this Agreement. The Company, Parent and Merger Sub acknowledge and agree that neither the Company Termination Fee nor the Parent Termination Fee is a penalty, but rather each is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub, on the one hand, and the Company, on the other hand, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. The parties hereto acknowledge and hereby agree that in no event shall (i) the Company be required to pay the Company Termination Fee or the Expenses, as applicable, on more than one occasion or (ii) Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Company Termination Fee, the Expenses or the Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(g) Any amounts payable pursuant to Section 9.03(b), Section 9.03(d), or this Section 9.03(g) shall be paid by wire transfer of same day funds in accordance with this Section 9.03 to an account designated by Parent or the Company, as applicable, at least one (1) Business Day prior to the date such fee is to be paid. If the Company or Parent, as applicable, fails to pay when due any amount payable under Section 9.03(a), Section 9.03(b) or Section 9.03(d), and in order to collect such amount, Parent or the Company, as applicable, commences a suit that results in a judgment against the Company for the Company Termination Fee or Expenses, as applicable, or Parent for the Parent Termination Fee, as applicable, then such party shall reimburse the other for all reasonable, documented out-of-pocket costs and expenses (including fees and disbursements of counsel) incurred in connection with such suit (such fees, costs and expenses, collectively, the “Enforcement Expenses”).

(h) Notwithstanding anything to the contrary contained in this Section 9.03, if Parent receives the Company Termination Fee, then Parent will not be entitled to also receive a payment for the Expenses and if the Company Termination Fee is payable at such time as Parent has already received payment or concurrently receives payment in respect of the Expenses, the aggregate amount of the Expenses received by (or on behalf of) Parent shall be deducted from the Company Termination Fee.

ARTICLE X.

MISCELLANEOUS

Section 10.01 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (and shall be deemed to have been duly received) (i) when delivered in person, (ii) when delivered after posting in the U.S. mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by nationally recognized overnight delivery service, or (iv) upon transmission, if emailed (unless a failure to send or “bounce back” message is received by the sender), addressed as follows:

if to Parent or Merger Sub, to:

Avenger Parent, Inc.

301 Commerce Street

Suite 300

Fort Worth, Texas 76102

Attention: Office of the General Counsel; Dawn Kim

Email: [***]; [***]

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

Attention: Debbie Yee; Patrick Moneypenny

Email: debbie.yee@kirkland.com; patrick.moneypenny@kirkland.com if to the Company, to:

Altus Power, Inc.

2200 Atlantic Street, Sixth Floor

Stamford, Connecticut 06902

Attention: Gregg Felton

Email: [***] with cc: [***]

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

811 Main St., Suite 3700

Houston, TX 77002

Attention: Ryan Maierson; Rachel Ratcliffe Payne

Email: ryan.maierson@lw.com; rachel.ratcliffepayne@lw.com

or to such other address or email address for a party as shall be specified in a notice given in accordance with this Section 10.01; provided that any notice received by email or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 10.01 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 10.01.

Section 10.02 Remedies Cumulative; Specific Performance. The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required of it hereunder to consummate the Transactions), and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity (including monetary damages (including Benefit of the Bargain Damages)). Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. The parties further agree that (i) by seeking the remedies provided for in this Section 10.02, a party shall not in any respect waive its right to seek any other form of remedy or relief that may be available to a party or any third party beneficiary under this Agreement (including monetary damages) or at law; (ii) nothing set forth in this Section 10.02 shall require any party to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 10.02 prior or as a condition to exercising any termination right under Article IX (and receiving the Parent Termination Fee or

Company Termination Fee, as applicable, or pursuing damages after such termination to the extent available to such party or any third party beneficiary under this Agreement), nor shall the commencement of any Proceeding pursuant to this Section 10.02 or anything set forth in this Section 10.02 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article IX or pursue any other remedies under this Agreement that may be available at or following such termination; and (iii) the Company shall be entitled to specific performance to cause Parent to cause the Equity Financing to be fully funded in accordance with the Equity Commitment Letter and to effect the Closing in accordance with the terms and subject to the conditions in this Agreement, only if: (A) all of the conditions to Closing set forth in Article VIII have been satisfied or waived (other than conditions that either (x) by their terms or nature are to be satisfied or waived at the Closing (and which are capable of being satisfied or waived by the party entitled to waive such conditions) or (y) the failure of which to be satisfied is attributable, in whole or part, to a breach by Parent of its representations, warranties, covenants or agreements contained in this Agreement); (B) Parent has failed to consummate the Closing within three (3) Business Days after the Company has delivered to Parent an irrevocable notice that it stands ready, willing and able to consummate the Closing on the date such notice is delivered through the end of such three (3)-Business Day period; and (C) neither the Parent Termination Fee nor any other damages have been paid in full by or on behalf of Parent, Merger Sub or their respective Affiliates and accepted by the Company; provided, that in each case of the immediately foregoing clauses (i) through (iii), in no event shall the Company be entitled to receive both (x) a grant of specific performance that results in the occurrence of the Closing, on the one hand, and (y) payment of all or any portion of the Parent Termination Fee, on the other hand, nor shall Parent be entitled to receive both (x) a grant of specific performance that results in the occurrence of the Closing, on the one hand, and (y) payment of all or any portion of the Company Termination Fee, on the other hand. For the avoidance of doubt, and subject to the immediately preceding proviso, a party hereto may concurrently seek specific performance or other equitable relief and any monetary damages, remedies or awards that may be available to such party or any third party beneficiary under this Agreement or at law. To the extent any party hereto brings a Proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than an Proceeding to enforce specifically any provision that by its terms requires performance after the Closing or expressly survives termination of this Agreement), the End Date shall automatically be extended to the twentieth (20th) Business Day following the resolution of such Proceeding (it being understood that this Section 10.02 is not intended and shall not be construed to limit in any way the provisions of Section 9.03(c) or Section 9.03(e)).

Section 10.03 No Survival of Representations and Warranties. Except in the case of Fraud, the representations and warranties and covenants and agreements (to the extent such covenant or agreement contemplates or requires performance prior to the Closing) in this Agreement and in any certificate or other writing delivered pursuant hereto by any Person shall terminate at the Closing or, except as provided in Section 9.02, upon the earlier termination of this Agreement pursuant to Section 9.01, as the case may be, except that this Section 10.03 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 7.04 and Section 7.07.

Section 10.04 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that no amendment or waiver shall be made subsequent to receipt of the Required Company Stockholder Approval which requires further approval of the stockholders of the Company pursuant to the DGCL without such further stockholder approval. Notwithstanding anything to the contrary contained herein, the Lender Protective Provisions contained in this Agreement may not be amended, waived or otherwise modified in any manner that adversely affects the Debt Financings or any Financing Source without the prior written consent of the Financing Sources.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law. No party shall be deemed to have waived any claim arising out of this Agreement, or any right, power or privilege hereunder, unless the waiver of such right, power or privilege is expressly set forth in a written instrument duly executed and delivered on behalf of such party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 10.05 Disclosure Letter References. The parties hereto agree that any reference in a particular Section of the Company Disclosure Letter or Parent Disclosure Letter, as the case may be, shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties (or covenants, as applicable) of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties (or covenant, as applicable) would be reasonably apparent on the face of such disclosure. The listing of any matter on a party’s Disclosure Letter shall not be deemed to constitute an admission by such party, or to otherwise imply, that any such matter is material, is required to be disclosed by such party under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in a party’s Disclosure Letter relating to any possible breach or violation by such party of any Contract or Applicable Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event shall the listing of any matter in a party’s Disclosure Letter be deemed or interpreted to expand the scope of such party’s representations, warranties or covenants set forth in this Agreement.

Section 10.06 Binding Effect; Benefit; Assignment.

(a) This Agreement shall be binding upon, inure solely to the benefit of and be enforceable by each party hereto and their respective permitted successors and assigns. Nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, (i) the past, present and future officers, directors and employees of the Acquired Companies (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.04 (as applicable), (ii) from and after the Effective Time, the rights of the holders of shares of Company Common Stock and holders of Company Compensatory Awards to receive the Merger Consideration and the PSU/RSU Consideration, as applicable, under Articles II and III shall be for the benefit of and enforceable by each such holder, (iii) the Financing Sources are intended third-party beneficiaries of, and may enforce, the Lender Protective Provisions affecting the Financing Sources and (iv) the Non-Recourse Parties are intended third-party beneficiaries of, and may enforce, Section 10.09 (as applicable).

(b) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto by operation of Law or otherwise without the prior written consent of the other parties. Any purported assignment in violation of this Section 10.06(b) shall be null and void.

Section 10.07 Governing Law. This Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of, or related to this Agreement, the Transactions, or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Notwithstanding the foregoing, each party hereto agrees that any Proceeding of any kind or description, whether in law or in equity, in contract, tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to any Commitment Letter, shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any conflict of laws provision thereof that would cause the application of the Laws of another jurisdiction.

Section 10.08 Jurisdiction. Each of the parties hereto hereby expressly, irrevocably and unconditionally consents and submits, for itself and its property and assets, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom located within the State of Delaware (or, if such court shall not have jurisdiction, any state or Federal court of the United States of America sitting in Delaware, and any appellate court from any appeal thereof) (collectively, the “Chosen Courts”), in any Proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in the Chosen Courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined only in the Chosen Courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in the Chosen Courts, (iv) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Courts, and (v) waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such Proceeding in the Chosen Courts. Each of the parties hereto agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process, for and on behalf of itself or any of its properties or assets, outside the territorial jurisdiction of the Chosen Courts in any such Proceeding by mailing copies thereof by registered or certified U.S. mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 10.01. However, nothing in this Agreement will affect the right of any party to this Agreement to serve process on the other party in any other manner permitted by Law. Notwithstanding anything herein to the contrary, each of the parties hereto agrees (i) that any Proceeding of any kind or nature, whether at law or in equity, in contract, tort or otherwise, against a Financing Source in connection with this Agreement, the Debt Financings or the Transactions, shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York and any appellate court thereof and each party hereto submits for itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such courts, (ii) not to bring or permit any of its Affiliates or Representatives to bring or support anyone else in bringing any such Proceeding in any other courts, (iii) that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and (iv) to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Proceeding in any such court.

Section 10.09 No Recourse. Each party hereto acknowledges and agrees that, except as otherwise expressly provided herein and without limiting the rights of the Company to the extent provided under Section 10.02, the Equity Commitment Letter or the Guaranty, this Agreement may be enforced only against, and any claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly identified as parties to this Agreement (and the Guarantor in accordance with the Equity Commitment Letter and Guaranty and any other Person expressly named a party to any other agreement entered into in connection with the Transactions, excluding any Financing Source (without limiting any rights of Parent under any Debt Commitment Letter)) and then only with respect to the specific obligations set forth herein (or therein) with respect to such party. Except to the extent a named party to this Agreement (and the Guarantor in accordance with the Equity Commitment Letter and Guaranty and any other Person expressly named a party to any other agreement entered into in connection with the Transactions, excluding any Financing Source (without limiting any rights of Parent under any Debt Commitment Letter)) (and then only to the extent of the specific obligations undertaken by such named party herein or therein, and not otherwise), no other Person (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of any party to this Agreement for any claim (whether in contract or tort, at law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement, any claim based on, in respect of, or by reason of this Agreement or any other agreement entered into in connection with the Transactions or the preparation, negotiation of executing thereof, or in respect of any oral or other representations made or alleged to be made in connection herewith except as otherwise expressly provided herein and without limiting the rights of the Company to the extent provided under Section 10.02, the Equity Commitment Letter or the Guaranty. Notwithstanding anything to the contrary contained in this Agreement, each Non-Recourse Party (including each Financing Source) is an intended third-party beneficiary of, and shall be entitled to the protections of, this Section 10.09.

Section 10.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10. EACH PARTY HEREBY FURTHER AGREES AND CONSENTS THAT ANY SUCH ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 10.11 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 10.12 Entire Agreement. This Agreement, the Confidentiality Agreement and each of the documents, instruments and agreements delivered in connection with the Transactions, and each of the Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter, constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

Section 10.13 Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the end that the Transactions are consummated as originally contemplated to the fullest extent possible.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

AVENGER PARENT, INC.

By:	/s/ Martin Davidson
Name: Martin Davidson
Title: Chief Accounting Officer

AVENGER MERGER SUB, INC.

By:	/s/ Martin Davidson
Name: Martin Davidson
Title: Chief Accounting Officer

Signature Page to Agreement and Plan of Merger

ALTUS POWER, INC.

By:	/s/ Gregg Felton
Name: Gregg Felton
Title: Chief Executive Officer

Signature Page to Agreement and Plan of Merger

Exhibit A

Form of Company Support Agreement

[See attached]

FORM OF VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT, dated as of February 5, 2025 (this “Agreement”), is entered into by and among Avenger Parent, Inc., a Delaware corporation (“Parent”), Altus Power, Inc., a Delaware corporation (the “Company”), and the undersigned stockholder of the Company (the “Stockholder”)1. Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, concurrently with this Agreement, (i) the Company, (ii) Parent and (iii) Avenger Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of the date hereof (as may be amended, restated or otherwise modified from time to time, the “Merger Agreement”), which provides for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, as of the date hereof, the Stockholder is the record and/or beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the shares of Company Common Stock set forth opposite the Stockholder’s name on Exhibit A (the “Owned Shares”);

WHEREAS, the Owned Shares and any additional shares of Company Common Stock (the “Shares”) or other voting securities of the Company acquired by the Stockholder or [its][his or her] Controlled Affiliates (as defined herein) between the date hereof and the record date for the Company Stockholder Meeting (the “Record Date”) or pursuant to which the Stockholder or [its][his or her] Controlled Affiliates have the right and ability to vote as of the Record Date, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Shares or other voting securities, or upon exercise or conversion of any securities by the Stockholder or [its][his or her] Controlled Affiliates, are referred to in this Agreement as the “Covered Shares”;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into the Merger Agreement and to proceed with the transactions contemplated thereby, including the Merger, Parent, the Company and the Stockholder are entering into this Agreement; and

WHEREAS, the Stockholder and the Company acknowledge that Parent is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Stockholder and the Company set forth in this Agreement, and would not enter into the Merger Agreement if the Stockholder and the Company did not enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, the Company and the Stockholder hereby agree as follows:

[1]	Note to Draft: Each stockholder will enter into a separate voting agreement with the Company and Parent.

Section 1. Agreement to Vote.

(a) From and after the date hereof until the Agreement Termination Date (as defined herein), at the Company Stockholder Meeting or any other meeting of the Company’s stockholders, however called, including any adjournment or postponement thereof, the Stockholder agrees to, and agrees to cause [its][his or her] Controlled Affiliates to, take the following actions (or cause the applicable holder of record of their respective Covered Shares to take the following actions):

(i) to appear and be present (including by proxy or otherwise in accordance with the bylaws of the Company) at such meeting of the Company’s stockholders or otherwise cause [its][his or her] Covered Shares to be counted as present thereat for purposes of calculating a quorum;

(ii) to affirmatively vote, or cause to be voted by [its][his or her] Controlled Affiliates at such meeting in person or by proxy, all of [its][his or her] and their respective Covered Shares in favor of (“for”) the approval of the Merger, the adoption of the Merger Agreement and each of the other actions contemplated by the Merger Agreement (including any adjournment or postponement of the Company Stockholder Meeting to a later date, including if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held) (the “Supported Matters”); and

(iii) to vote, or cause to be voted by [its][his or her] Controlled Affiliates at such meeting in person or by proxy, all of [its][his or her] and their respective Covered Shares against (A) (1) any Acquisition Proposal or (2) any reorganization, dissolution, liquidation, winding up or similar extraordinary transaction involving the Company (except as contemplated by the Merger Agreement) and (B) any action, proposal, transaction or agreement that would (1) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of the Stockholder under this Agreement, (2) impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the other transactions expressly contemplated by the Merger Agreement or this Agreement or (3) change in any manner the voting rights of any class of shares of the Company (including any amendments to the certificate of incorporation of the Company or the bylaws of the Company).

(b) Notwithstanding the foregoing, the obligations in this Section 1 shall only apply with respect to (i) Section 1(a)(i) and Section 1(a)(ii) to the extent that the Supported Matters are submitted for a vote at any such meeting of the Company’s stockholders and (ii) Section 1(a)(iii) to the extent that any Acquisition Proposal or any matter contemplated by Section 1(a)(iii)(B) hereof is submitted for a vote at any such meeting of the Company’s stockholders. The Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing. For the avoidance of doubt, the Stockholder and [its][his or her] Controlled Affiliates shall retain at all times the right to vote respectively held by the Stockholder or Controlled Affiliate in [its][his or her] sole discretion and without any limitation on any matter other than those set forth in this Section 1 that is at any time or from time to time presented for consideration to the Company’s stockholders.

2

(c) Any vote by the Stockholder or [its][his or her] Controlled Affiliates of the Covered Shares in contravention of this Section 1 shall be null and void ab initio.

(d) For purposes of this Agreement, (i) “Controlled Affiliates” means, with respect to the Stockholder, any Affiliates of the Stockholder controlled by or under common control with the Stockholder and (ii) “control” (when used with respect to the foregoing clause (i)) means the power to direct or cause the direction of the management and policies of a Person, directly or indirectly, whether through ownership of voting securities or by Contract or otherwise, and the term “controlled by” has a correlative meaning to the foregoing.

Section 2. Inconsistent Agreements. Except as contemplated by this Agreement, the Stockholder hereby represents, covenants and agrees that neither the Stockholder nor any of [its][his or her] Controlled Affiliates:

(a) has entered into, or shall enter into at any time prior to the Agreement Termination Date, any voting agreement, voting trust or other similar agreement with respect to [its][his or her] Covered Shares;

(b) has granted, or shall grant at any time prior to the Agreement Termination Date, a proxy or power of attorney with respect to [its][his or her] Covered Shares, which is inconsistent with the obligations of the Stockholder pursuant to this Agreement; or

(c) has entered into any agreement that would interfere with, or prohibit or prevent it from satisfying, [its][his or her] obligations pursuant to this Agreement.

Section 3. Termination. This Agreement shall terminate and be of no further force or effect upon the earliest to occur of (a) the Effective Time, (b) the valid termination of the Merger Agreement in accordance with its terms, (c) an Adverse Recommendation Change, (d) the entry into or effectiveness of any amendment, modification or waiver of any provision of the Merger Agreement (including the Schedules and Exhibits thereto) that (i) reduces the amount or changes the form of the consideration for the Merger or any consideration otherwise payable with respect to the securities of the Company, or imposes material restrictions or constraints on the payment of such consideration, or (ii) is adverse to the Stockholder relative to the other stockholders of the Company, (e) written notice of termination of this Agreement by Parent to the Stockholder and the Company or mutual written agreement of each of the parties hereto to terminate this Agreement, or (f) the time that the Required Company Stockholder Approval has been obtained (such earliest date being referred to herein as the “Agreement Termination Date”); provided that the provisions set forth in this Section 3, Sections 8 through 28 hereof shall survive the termination of this Agreement; provided, further, that no such termination will relieve any party hereto from any liability for any material and willful breach of this Agreement occurring prior to such termination.

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Section 4. Representations and Warranties of Parent. Parent hereby represents and warrants to the Company and the Stockholder as follows:

(a) Parent is an entity duly organized, validly existing and in good standing under the laws of Delaware. Parent has all requisite power, authority and legal capacity to execute and deliver this Agreement. The execution and delivery of this Agreement by Parent has been duly and validly authorized by Parent and no other actions or proceedings on the part of Parent are necessary to authorize the execution and delivery by Parent of this Agreement. This Agreement has been duly and validly executed and delivered by Parent and, assuming due authorization, execution and delivery by the Stockholder and the Company, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions.

(b) Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Parent for the execution and delivery of this Agreement by Parent, and (ii) the execution and delivery of this Agreement by Parent shall not (A) conflict with or violate, any provision of the organizational documents of Parent, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent pursuant to, any Contract to which Parent is a party or by which Parent or any properties or assets of Parent is bound or affected or (C) violate any Law applicable to Parent or any of Parent’s properties or assets, except, in the case of each of clauses (i) and (ii), as would not restrict, prohibit, materially delay or impair the performance by Parent of its obligations under this Agreement.

(c) As of the date hereof, there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Affiliates that would restrict, prohibit, materially delay or impair the ability of Parent to perform its obligations under this Agreement.

Section 5. Representations and Warranties of the Company. The Company hereby represents and warrants to Parent and the Stockholder as follows:

(a) The Company is an entity duly organized, validly existing and in good standing under the laws of Delaware. The Company has all requisite power, authority and legal capacity to execute and deliver this Agreement. The execution and delivery of this Agreement by the Company has been duly and validly authorized by the Company and no other actions or proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by the Stockholder and Parent, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

(b) Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of the Company for the execution and delivery of this Agreement by the Company, and (ii) the execution and delivery of this Agreement by the Company shall

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not (A) conflict with or violate, any provision of the organizational documents of the Company, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company pursuant to, any Contract to which the Company is a party or by which the Company or any properties or assets of the Company is bound or affected or (C) violate any Law applicable to the Company or any of the Company’s properties or assets, except, in the case of each of clauses (i) and (ii), as would not restrict, prohibit, materially delay or impair the performance by the Company of its obligations under this Agreement.

(c) As of the date hereof, there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Affiliates that would restrict, prohibit, materially delay or impair the ability of the Company to perform its obligations under this Agreement.

Section 6. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

(a) As of the date hereof, the Stockholder is the record and/or beneficial owner of the Owned Shares and the Stockholder has good and valid title to the Owned Shares free and clear of Liens (other than as created by this Agreement or transfer restrictions arising under applicable federal or state securities Laws). Except as set forth on Exhibit A, the Stockholder has the only voting power, power of disposition, power to demand appraisal rights and power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of the Owned Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities Laws and the terms of this Agreement. As of the date hereof, other than the Owned Shares and except as set forth on Exhibit A, the Stockholder does not own beneficially or of record any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

(b) [The Stockholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation.]2 The Stockholder has all requisite power, authority and legal capacity to execute and deliver this Agreement and to perform [its][his or her] obligations hereunder. [The execution, delivery and performance of this Agreement by the Stockholder, the performance by the Stockholder of [its][his or her] obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby has been duly and validly authorized by the Stockholder and no other actions or proceedings on the part of the Stockholder is necessary to authorize the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of [its][his or her] obligations hereunder or the consummation by the Stockholder of the

[2]	Note to Draft: To be included in the support agreements for stockholders that are entities.

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transactions contemplated hereby.] This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by Parent and the Company, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby, other than as contemplated by the Merger Agreement, and (ii) neither the execution, delivery or performance of this Agreement by the Stockholder, nor the consummation by the Stockholder of the transactions contemplated hereby, nor compliance by the Stockholder with any of the provisions herein shall [(A) conflict with or violate, any provision of the organizational documents of the Stockholder,]3 (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Stockholder pursuant to, any Contract to which the Stockholder is a party or by which the Stockholder or any properties or assets of the Stockholder is bound or affected or (C) violate any Law applicable to the Stockholder or any of the Stockholder’s properties or assets, except, in the case of each of clauses (i) and (ii), as would not restrict, prohibit, materially delay or impair the performance by the Stockholder of [its][his or her] obligations under this Agreement.

(d) As of the date hereof, there are no Proceedings pending or, to the knowledge of the Stockholder, threatened against the Stockholder or any of [its][his or her] Controlled Affiliates that would restrict, prohibit, materially delay or impair the ability of the Stockholder to perform [its][his or her] obligations under this Agreement.

Section 7. Certain Covenants of the Parties.

(a) The Stockholder hereby covenants and agrees as follows:

(i) Prior to the Agreement Termination Date, and except as contemplated hereby, the Stockholder shall not (A) tender any Covered Shares into any tender or exchange offer or commence a tender or exchange offer for the Shares; (B) except for an Exempt Transfer, sell (constructively or otherwise), transfer, offer, exchange, pledge, lend, hypothecate, grant, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any Contract, option or other arrangement or understanding with respect to the Transfer of any of [its][his or her] Covered Shares or beneficial ownership or voting power thereof or therein (including by operation of Law, through the granting of any proxies or powers of attorney, in connection with a voting trust or voting agreement or otherwise); (C) make any Acquisition Proposal; (D) make, or in any way

[3]	Note to Draft: To be included in the support agreements for stockholders that are entities.

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participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the rules of the SEC) to vote any voting securities of the Company to (1) not adopt or approve the Supported Matters or (2) approve any other matter that if approved would reasonably be expected to prevent, interfere with, discourage, impair or delay the consummation of the Supported Matters; (E) make any public announcement (other than public statements in support of the Merger or disclosure statements the Stockholder reasonably determines are required by Applicable Law or the rules or regulations of any applicable U.S. securities exchange or Governmental Authority to which the Stockholder is subject) with respect to any Acquisition Proposal; provided that nothing in this Agreement shall restrict the Stockholder from acquiring additional securities of the Company; provided, however, that any securities acquired by the Stockholder or [its][his or her] Controlled Affiliates after the date of this Agreement shall be subject to this Agreement in all respects; (F) form, join or in any way participate in a “group” (as defined in Section 13d-3 under the Exchange Act) in connection with any of the actions expressly described in any of clauses (A) through (E) of this Section 7(a)(i) (other than any “group” with any Affiliate of the Stockholder; provided that any such Affiliate agrees to be bound by the terms and conditions of this Agreement); or (G) agree (whether or not in writing) to take any of the actions referred to in this Section 7(a)(i). Any action in violation of this provision shall be void.

(ii) From and after the date hereof until the Agreement Termination Date, the Stockholder agrees that it shall not (and shall cause each of [its][his or her] Controlled Affiliates and instruct [its][his or her] and their respective Representatives not to) solicit, initiate, seek or knowingly facilitate or encourage any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; provided, however, that the Stockholder and [its][his or her] Controlled Affiliates may engage in such activities as a Representative of the Company solely to the extent that the Company is permitted to engage in such activities pursuant to Section 6.02(a) or (b) of the Merger Agreement. The Company hereby acknowledges and agrees that the Stockholder and [its][his or her] Affiliates will be deemed to be “Representatives” (as defined in the Merger Agreement) for purposes of Section 6.02 of the Merger Agreement.

(iii) Prior to the Agreement Termination Date, in the event that the Stockholder or any of [its][his or her] Controlled Affiliates acquires the power to vote, or direct the voting of, any additional Shares or other voting interests with respect to the Company and on or prior to the Record Date, such Shares or voting interests shall, without further action of the parties hereto, be deemed Covered Shares and subject to the provisions of this Agreement in all respects, and the number of Owned Shares held by the Stockholder set forth on Exhibit A will be deemed amended accordingly.

(iv) For the avoidance of doubt, any Covered Shares that are transferred by the Stockholder in an Exempt Transfer on or after the Record Date shall remain Covered Shares for purposes of Section 1 hereof.

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(v) None of the provisions of this Agreement shall in any way limit the activities of any Affiliate of the Stockholder; provided, however, that it will be considered a breach of this Agreement if any Affiliate of the Stockholder takes any action at the direction or instruction of the Stockholder that would be a breach of this Agreement if such action was taken directly by the Stockholder.

(b) For purposes of this Agreement, an “Exempt Transfer” means any transfer of Covered Shares [(i)(A) by will or intestacy, (B) to any immediate family member of the Stockholder (for purposes of this Agreement, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin) or (C) to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder for bona fide estate planning purposes, (ii) to a partnership, limited liability company or other entity of which the Stockholder or the immediate family of the Stockholder are the legal and beneficial owners of all of the outstanding equity securities or similar interests]4[(i) to another corporation, partnership, limited liability company, trust or other business entity that is an Affiliate of the Stockholder, (ii) to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the Stockholder or Affiliates of the Stockholder]5, (iii) in a hedging or derivative transaction with respect to which the Stockholder conveys solely the economic consequences of ownership and retains, among other things, the sole right to vote, tender, dispose of and exercise dissenters’ rights with respect to such Covered Shares during the period in which Section 7(a)(i) remains in effect, (iv) that has received the prior written approval of Parent, or [(v) prior to March 19, 2025, through Transfers pursuant to existing trading plans established as of the date of this Agreement pursuant to Rule 10b5-1 promulgated under the Exchange Act]6; provided that in the case of a transfer pursuant to the foregoing clauses (i), (ii), or (iv), (1) prior to such Exempt Transfer becoming effective, such transferee will execute a joinder to this Agreement in form and substance reasonably satisfactory to Parent and which shall bind such transferee to all of the obligations of the Stockholder herein and (2) the transferor Stockholder shall remain liable for any failure of such transferee to comply with or perform its, his or her obligations under this Agreement.

Section 8. Stockholder Capacity. This Agreement is being entered into by the Stockholder solely in [its][his or her] capacity as a record and/or beneficial owner of the Covered Shares, and nothing in this Agreement shall restrict or limit the ability of the Stockholder, any Affiliate of the Stockholder, or any Representative of the Stockholder who is a director, officer or employee of the Company to take any action in his or her capacity as a director, officer or employee of the Company, including the exercise of fiduciary duties to the Company or its stockholders, and the taking of any such action in such capacity as a director, officer or employee of the Company shall not be deemed to constitute a breach of this Agreement by the Stockholder.

Section 9. Appraisal Rights. The Stockholder shall not, and the Stockholder shall cause [its][his or her] Controlled Affiliates not to, exercise any rights to demand appraisal of any

[4]	Note to Draft: To be included in support agreements for stockholders who are individuals.
[5]	Note to Draft: To be included in support agreements for stockholders that are entities.
[6]	Note to Draft: To be included in mangement’s Support Agreement.

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Covered Shares or right to dissent that may arise with respect to the Merger, and the Stockholder hereby waives any such rights of appraisal or rights to dissent that the Stockholder may have under Applicable Law. The Stockholder agrees, and agrees to cause [its][his or her] Controlled Affiliates, not to commence or participate in any class action or other Proceeding with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective Affiliates (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of, or other claim against, the Company or the Company Board in connection with the evaluation, negotiation or entry into this Agreement or the Merger Agreement or the transactions contemplated by the Merger Agreement (it being understood and agreed that nothing in this Section 9 shall restrict or prohibit the Stockholder or any Affiliate or Representative thereof from participating as a defendant or asserting counterclaims or defenses in any action or proceeding brought or claims asserted against [it][him or her] or any of [its][his or her] Affiliates or Representatives relating to this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, or from enforcing [its][his or her] rights under this Agreement).

Section 10. Disclosure. Prior to the Agreement Termination Date, neither the Stockholder nor Parent shall issue any press release or make any public statement with respect to this Agreement without the prior written consent of each other party hereto (which consent shall not be unreasonably withheld, conditioned or delayed), except as such party reasonably determines is required by Applicable Law (including the Exchange Act) or the rules or regulations of any applicable U.S. securities exchange or Governmental Authority to which the relevant party is subject, in which case the party required to make the release or announcement shall use reasonable best efforts to allow each other party hereto reasonable time to comment on such release or announcement in advance; provided, however, that this Section 10 shall not prohibit or prevent Parent and/or the Company from issuing any press release or making any public statement that is made in accordance with Section 7.03 of the Merger Agreement so long as any such press release or public statement does not explicitly reference by name that the Stockholder (in [its][his or her] capacity as such) has entered into this Agreement without the Stockholder’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). [Promptly after the execution of this Agreement, Parent and the Stockholder shall cooperate to prepare and file with the SEC one or more disclosure statements on Schedule 13D or amendments or supplements thereto, as applicable, relating to this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.]7

Section 11. Publicity. The Stockholder hereby permits the Company to include and disclose in the Proxy Statement, and in such other schedules, certificates, applications, agreements, press releases or documents as it may reasonably determine to be necessary or appropriate in connection with the consummation of the Merger, the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s commitments, arrangements and understanding pursuant to this Agreement, subject to reasonable prior review and comment by the Stockholder.

Section 12. Survival. The representations and warranties and covenants and agreements of the Stockholder, Parent and the Company contained herein shall not survive the Agreement

[7]	Note to Draft: To be included in CBRE’s Support Agreement.

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Termination Date, other than (a) those contained within the provisions that the parties hereto have agreed will survive the termination of this Agreement pursuant to Section 3 hereof and (b) the last proviso of Section 3 hereof.

Section 13. Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

Section 14. Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (and shall be deemed to have been duly received) (i) when delivered in person, (ii) when delivered after posting in the U.S. mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by nationally recognized overnight delivery service, or (iv) upon transmission, if emailed (unless a failure to send or “bounce back” message is received by the sender), addressed as follows:

if to Parent:

Avenger Parent, Inc.

301 Commerce Street

Suite 300

Fort Worth, Texas 76102

Attention: Office of the General Counsel; Dawn Kim

Email: [***]; [***]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

Attention: Debbie P. Yee; Patrick Moneypenny

E-mail: debbie.yee@kirkland.com; patrick.moneypenny@kirkland.com if to the Company:

Altus Power, Inc.

2200 Atlantic Street, Sixth Floor

Stamford, Connecticut 06902

Attention: Gregg Felton

Email: [***] with cc: [***]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention: Ryan J. Maierson; Rachel Ratcliffe Payne

E-mail: ryan.maierson@lw.com; rachel.ratcliffepayne@lw.com

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if to the Stockholder, to the address(es) set forth on the signature page to this Agreement;

or to such other address or email address for a party as shall be specified in a notice given in accordance with this Section 14; provided that any notice received by email or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 14 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 14.

Section 15. Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit, such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. For all purposes of this Agreement, whenever the term “beneficial owner” or “beneficially own” is used, it shall have the meaning set forth in Rule 13d-3 under the Exchange Act. References to specified rules promulgated by the SEC shall be deemed to refer to such rules in effect as of the date of this Agreement.

Section 16. Entire Agreement. This Agreement (including the Exhibits hereto) constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

Section 17. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto by operation of Law or otherwise without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Any purported assignment in violation of this Section 17 shall be null and void.

Section 18. No Third-Party Beneficiaries. This Agreement shall be binding upon, inure solely to the benefit of and be enforceable by each party hereto and their respective permitted successors and assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, (a) the Non-Recourse Parties are intended third-party beneficiaries of, and may enforce, Section 27 (as applicable) and (b) the Releasees are intended third-party beneficiaries of, and may enforce, Section 28 (as applicable).

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Section 19. Governing Law. This Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of, or related to this Agreement, the Merger, or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 20. Submission to Jurisdiction. Each of the parties hereto hereby expressly, irrevocably and unconditionally consents and submits, for itself and its property and assets, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom located within the State of Delaware (or, if such court shall not have jurisdiction, any state or Federal court of the United States of America sitting in Delaware, and any appellate court from any appeal thereof) (collectively, the “Chosen Courts”), in any Proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (a) agrees not to commence any such Proceeding except in the Chosen Courts, (b) agrees that any claim in respect of any such Proceeding may be heard and determined only in the Chosen Courts, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in the Chosen Courts, (d) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Courts and (e) waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such Proceeding in the Chosen Courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process, for and on behalf of itself or any of its properties or assets, outside the territorial jurisdiction of the Chosen Courts in any such Proceeding by mailing copies thereof by registered or certified U.S. mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 14. However, nothing in this Agreement will affect the right of any party hereto to serve process on the other party in any other manner permitted by Law. Notwithstanding anything herein to the contrary, each of the parties hereto agrees (a) that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law and (b) to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Proceeding in any such court.

Section 21. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY

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ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) SUCH PARTY MAKES SUCH WAIVERS VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 21. EACH PARTY HEREBY FURTHER AGREES AND CONSENTS THAT ANY SUCH ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 22. Enforcement. The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required of it hereunder in order to perform its obligations under this Agreement), and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity (including monetary damages). Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The parties further agree that by seeking the remedies provided for in this Section 22, a party shall not in any respect waive its right to seek any other form of remedy or relief that may be available to a party under this Agreement (including monetary damages) or at law. For the avoidance of doubt, a party hereto may concurrently seek specific performance or other equitable relief and any monetary damages, remedies or awards that may be available to such party under this Agreement or at law.

Section 23. Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as

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to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the end that the transactions contemplated by this Agreement are consummated as originally contemplated to the fullest extent possible.

Section 24. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 25. Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived but only if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party hereto or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law. No party shall be deemed to have waived any claim arising out of this Agreement, or any right, power or privilege hereunder, unless the waiver of such right, power or privilege is expressly set forth in a written instrument duly executed and delivered on behalf of such party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 26. No Presumption. Each party hereto acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 27. Non-Recourse. Each party hereto acknowledges and agrees that, except as otherwise expressly provided herein and without limiting the rights of the parties hereto to the extent provided under Section 23, this Agreement may be enforced only against, and any claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities or individuals who are expressly identified as parties to this Agreement and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party herein, and not otherwise), no other Person (each, a “Non-Recourse Party”) shall have any liability (whether in contract, tort, equity or otherwise) for any obligations or liabilities of any party to this

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Agreement for any claim (whether in contract or tort, at law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement, any claim based on, in respect of, or by reason of this Agreement or any other agreement entered into in connection with the transactions contemplated by this Agreement or the preparation, negotiation of executing thereof, or in respect of any oral or other representations made or alleged to be made in connection herewith except as otherwise expressly provided herein and without limiting the rights of the parties here to the extent provided under Section 23. Notwithstanding anything to the contrary contained in this Agreement, each Non-Recourse Party is an intended third-party beneficiary of, and shall be entitled to the protections of, this Section 27.

Section 28. Release. Effective as of the Closing, each of Parent and the Surviving Corporation, for itself and each of its Affiliates (including, the Surviving Corporation’s Subsidiaries) and its and their respective former, current and future directors, officers, employees, general and limited partners, managers, members, direct and indirect equityholders, controlling persons, Affiliates, attorneys, assignees, agents, advisors, and representatives, and representatives and Affiliates of any of the foregoing, and any former, current or future estates, heirs, executors, administrators, trustees, successors and assigns of any of the foregoing (each, a “Releasor”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims, Proceedings and causes of action of whatever kind or nature, whether known or unknown, which any Releasor has, may have, or might have or may assert now or in the future, against the Stockholder or [its][his or her] Affiliates or any of its or their respective former, current or future directors, officers, employees, general or limited partners, managers, members, direct or indirect stockholders or equityholders, controlling persons, affiliates, attorneys, assignees, agents, advisors, or representatives, or representatives or Affiliates of any of the foregoing, or any former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing (each, a “Releasee”) arising out of, based upon or resulting from [(i) any Contract entered into prior to the date of this Agreement by the Stockholder or any of its Affiliates, on the one hand, and the Company or any of its Subsidiaries, on the other hand, or (ii)]8 the negotiation, execution or performance of this Agreement or the Merger Agreement, or the transactions contemplated by this Agreement or the Merger Agreement (including any representation or warranty made in, in connection with, or as an inducement hereto or thereto) or the other agreements delivered or required to be delivered pursuant hereto or thereto; provided, however, that nothing contained in this Section 28 shall (a) release, waive, discharge or relinquish any claim, Proceeding or cause of action arising out of, based upon or resulting from any Releasee’s fraud; or (b) release, waive, discharge, relinquish or otherwise affect the rights or obligations of any Person under this Agreement, the Merger Agreement or any other agreement delivered or required to be delivered pursuant hereto or thereto. Each party hereto shall, on behalf of itself and the other Releasors, refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced any legal proceeding of any kind against a Releasee based upon any matter released pursuant to this Section 28. Each Releasee to whom this Section 28 applies shall be a third-party beneficiary of this Section 28.

[8]	Note to Parent: To be included in CBRE’s Support Agreement.

15

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

AVENGER PARENT, INC.

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

ALTUS POWER, INC.

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

[STOCKHOLDER]

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

EXHIBIT A

STOCKHOLDER

	Stockholder Name	Owned Shares
		Class A Common Stock	Class B Common Stock
[1.	CBRE Acquisition Sponsor LLC	[24,557,823]	[724,500]][9]
[1.	GSO Altus Holdings LP	[21,116,125]	[0][10]
[1.	[Gregg Felton]	[12,166,973]	[0]][11]
[1.	[Anthony Savino]	[3,542,562]	[0]][12]
[1.	[Dustin Weber]	[1,542,951]	[0]][13]
[1.	[Abhi Parmar]	[1,010,604]	[0]][14]

[9]	Note to Draft: To be included in CBRE’s Support Agreement.
[10]	Note to Draft: To be included in BX’s Support Agreement.
[11]	Note to Draft: To be included in Felton’s Support Agreement.
[12]	Note to Draft: To be included in Savino’s Support Agreement.
[13]	Note to Draft: To be included in Weber’s Support Agreement.
[14]	Note to Draft: To be included in Parmar’s Support Agreement.

[Exhibit A to Voting and Support Agreement]

Exhibit B

Form of Certificate of Merger

[See attached]

CERTIFICATE OF MERGER

OF

AVENGER MERGER SUB, INC.

(a Delaware corporation)

with and into

ALTUS POWER, INC.

(a Delaware corporation)

[•]

Pursuant to Title 8, Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”), Altus Power, Inc., a Delaware corporation (the “Corporation”), hereby executes this Certificate of Merger and certifies the following in connection with the merger of Avenger Merger Sub, Inc., a Delaware corporation (“Merger Sub”), with and into the Corporation (the “Merger”):

FIRST: The names and states of incorporation of each of the constituent corporations to the Merger (the “Constituent Corporations”) are as follows:

Name	Jurisdiction of Incorporation
Avenger Merger Sub, Inc.	Delaware
Altus Power, Inc.	Delaware

SECOND: The Agreement and Plan of Merger entered into as of February 5, 2025 (the “Merger Agreement”), by and among the Corporation, Avenger Parent, Inc., a Delaware corporation (“Parent”), and Merger Sub, a wholly owned subsidiary of Parent, has been approved, adopted, executed and acknowledged by each of the Constituent Corporations in accordance with Sections 228 and 251, as applicable, of the DGCL.

THIRD: Pursuant to the Merger Agreement, Merger Sub will merge with and into the Corporation. Following the Merger, the Corporation will continue its existence as the corporation surviving the Merger (the “Surviving Corporation”) and the separate corporate existence of Merger Sub will cease. The name of the Surviving Corporation following the Effective Time (as defined below) shall be Altus Power, Inc.

FOURTH: Upon the effectiveness of the Merger in accordance with Section 251 of the DGCL and Section 103 of the DGCL (the “Effective Time”), the Certificate of Incorporation of the Surviving Corporation, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and, as so amended and restated, shall be the Certificate of Incorporation of the Surviving Corporation at (and with effect from and after) the Effective Time until further amended pursuant to and in accordance with the DGCL.

FIFTH: The Merger shall become effective immediately upon the filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

SIXTH: The executed Merger Agreement is on file at the office of the Surviving Corporation at 2200 Atlantic Street, Sixth Floor, Stamford, Connecticut, 06902.

SEVENTH: An executed copy of the Merger Agreement will be provided by the Surviving Corporation, upon request and without cost, to any stockholder of the Constituent Corporations.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Merger to be executed by its duly authorized officer this [•] day of [•], [•].

ALTUS POWER, INC.

By:
Name:
Title:

Schedule A

Company Supporting Stockholders

1.	CBRE Acquisition Sponsor LLC
2.	GSO Altus Holdings LP
3.	Gregg Felton
4.	Anthony Savino
5.	Dustin Weber
6.	Abhi Parmar

Schedule B

Regulatory Approvals

1.	The FERC 203 Approval.